Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated October 23, 2012)

INFORMATION STATEMENT

DISTRIBUTION OF COMMON STOCK OF

MCGRAW-HILL EDUCATION, INC.

This Information Statement is being furnished in connection with the distribution by The McGraw-Hill Companies, Inc. (“McGraw-Hill”) of all of the shares of McGraw-Hill Education, Inc. (“McGraw-Hill Education” or the “Company”) common stock owned by McGraw-Hill (together, the “Distribution”), which will be 100% of McGraw-Hill Education’s common stock outstanding immediately prior to the Distribution. To implement the Distribution, McGraw-Hill will distribute the shares of McGraw-Hill Education common stock on a pro rata basis to the holders of McGraw-Hill common stock. Each of you, as a holder of McGraw-Hill common stock, will receive one share of common stock of McGraw-Hill Education for every three shares of McGraw-Hill common stock that you held at the close of business on [—], 2012, the record date for the Distribution.

The Distribution will be made in electronic book-entry form, without the delivery of any physical share certificates. McGraw-Hill will not distribute any fractional shares of McGraw-Hill Education. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the Distribution. The Distribution will be effective as of [—], 2012 (the “Distribution Date”). Immediately after the Distribution is completed, McGraw-Hill Education will be an independent, publicly traded company. It is expected that the Distribution will be tax-free to McGraw-Hill shareholders for United States federal income tax purposes, except to the extent cash is received in lieu of fractional shares.

No vote of the shareholders of McGraw-Hill is required in connection with this Distribution. We are not asking you for a proxy and you are requested not to send us a proxy. If you hold stock certificates of McGraw-Hill they are still valid and should not be destroyed or exchanged.

McGraw-Hill shareholders will not be required to pay any consideration for the shares of McGraw-Hill Education common stock they receive in the Distribution, and they will not be required to surrender or exchange shares of their common stock of McGraw-Hill or take any other action in connection with the Distribution. From and after the Distribution, certificates representing McGraw-Hill common stock will continue to represent McGraw-Hill common stock, which at that point will include the remaining businesses of McGraw-Hill. All of the outstanding shares of McGraw-Hill Education common stock are currently owned by McGraw-Hill. Accordingly, there currently is no public trading market for McGraw-Hill Education common stock. We intend to file an application to list our common stock under the ticker symbol “MHED” on the New York Stock Exchange. Assuming that McGraw-Hill Education common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for McGraw-Hill Education common stock will develop on or shortly before the record date for the Distribution and will continue up to and including the Distribution Date, and we anticipate that the “regular-way” trading of McGraw-Hill Education common stock will begin on the first trading day following the Distribution Date.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 13 OF THIS INFORMATION STATEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

The date of this Information Statement is [—], 2012.

This Information Statement was first mailed to McGraw-Hill shareholders on or about [—], 2012.

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SUMMARY

This summary highlights information contained in this Information Statement and provides an overview of our Company, our legal and structural separation from McGraw-Hill (the “Separation”) and the Distribution of McGraw-Hill Education common stock by McGraw-Hill to its shareholders. For a more complete understanding of our business and the Separation and Distribution, you should read this entire Information Statement carefully, particularly the discussion set forth under “Risk Factors,” our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements, all of which appear elsewhere in this Information Statement.

Except as otherwise indicated or unless the context otherwise requires, the “Company,” “we,” “us” and “our” refer to McGraw-Hill Education and its subsidiaries after giving effect to the internal reorganization preceding the Distribution described in this Information Statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the internal reorganization preceding the Distribution.

Our Business

McGraw-Hill Education provides educational materials and learning solutions for students, instructors, professionals and institutions around the world. We target the pre-kindergarten through secondary school market (“PreK-12”), the 2- and 4-year college and university market and the professional learning and information market with content, tools and services delivered via print, digital and hybrid solutions. Digital and hybrid solutions accounted for over 20% of our 2011 revenue. Our diverse product offerings are distributed in 65 languages across 157 countries (with sales offices in 28 countries). Approximately 18% of our revenue is international, and we are focused on international growth markets with global product teams that develop and leverage our content tools and solutions. Additionally, 95% of our K-12 and college texts published in the last three years, along with 6,000 professional titles, are available via digital delivery on e-readers, computers and other electronic devices. Revenue from digital offerings has grown over 30% a year over the past three years. Our portfolio of products and brands spans the entire learning lifecycle from early childhood through professional careers.

We manage our business through two reportable segments: (i) Higher Education, Professional and International Group (“HPI”), which includes our post-secondary education and professional products both in the United States and internationally; and (ii) School Education Group (“SEG”), which includes our school and assessment products targeting students in the PreK-12 age group.

HPI

This segment serves the college and university, professional, international and adult education markets. The three principal product categories are as follows:

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Higher Education products (“Higher Education”) provide instructional content, adaptive learning (an educational method which uses technology to adapt the presentation of specific content according to students’ learning needs, as indicated by their responses to questions), assessment and institutional services to students, professors, provosts and presidents in the college, university and postgraduate markets in the United States and around the world. Substantially all of Higher Education’s revenue is generated from individual titles and we publish over 1,500 titles. No individual title accounts for more than 2% of total revenue of Higher Education, which reflects the breadth and depth of Higher Education’s content.

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Professional products (“Professional”) provide content and subscription-based information services for the professional business, medical, technical and education/test prep communities, including professionals preparing for entry into graduate programs.

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International products (“International”) leverage the Company’s global scale and brand recognition and extensive product portfolio to serve educational and professional markets around the world. International pursues numerous product models to drive growth, ranging from reselling primarily our Higher Education and Professional offerings to creating locally developed product suites customized for each region. International’s core geographic markets are located in Canada, Australia, Mexico, Spain, United Kingdom and India.

SEG

This segment serves the United States PreK-12 instructional and supplemental markets and also provides a comprehensive range of assessment programs and services to the global education community. The two principal product categories are as follows:

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School products (“School”) provide instructional and supplemental content and services to the United States PreK-12 market. School offers a comprehensive portfolio of educational resources to elementary and secondary schools, with a focus on supporting teachers and aligning assessment and instruction to further student achievement.

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CTB assessment products (“CTB”) provide learning services, which we believe encompass a full range of assessment solutions, as well as customized instruction and reporting. CTB serves the PreK-12 and adult education markets, enabling customers to increase accountability, monitor student progress, inform design of instruction materials and, we believe, improve learning outcomes.

Our Business Strategies

We will seek to drive growth by aligning our capabilities with key market trends and improve profitability by optimizing our core business. To achieve these goals, we will strive to:

•	Exploit high-growth markets for digital-enabled learning;

•	Build presence in important emerging markets;

•	Expand educational services;

•	Manage the core business for profitability; and

•	Pursue compelling acquisitions and strategic partnerships.

Our Competitive Strengths

Our competitive strengths include the following:

Diversified and stable revenue base and strong cash flows

We expect to benefit from our diversified revenue base, which reduces our dependence on any one product, author, customer, discipline or market. In the first six months of 2012 and for the year ended December 31, 2011, no one author or individual title represented more than 2% of our total revenues. In our higher education and professional sectors, moreover, we are seeing a shift toward more subscription-based and subscription-like business models, which typically deliver more predictable, higher-margin revenues. For the year ended December 31, 2011, digital revenue, which is primarily subscription-based, increased by approximately 45% and 20% in our higher education and professional sectors, respectively, with margins of more than 70%. For the year ended December 31, 2011, subscription products accounted for approximately 16% and 14% of total revenue in our higher education and professional sectors, respectively. We see similar opportunities beginning to appear in our school sector as subscription-based revenue has more than doubled for the year ended December 31, 2011. Subscription products, such as CINCH® Learning, with subscription lengths ranging from one to six years, have contributed to this growth.

As a leading scale player in our key target markets, we will strive to be a highly cash generative business. Our focus on optimizing prepublication efficiency is intended to reduce our capital requirements and enables us to repurpose content across multiple distribution platforms.

Market leadership and breadth of offerings

We are the second largest education company in the world by revenue, with leading positions in the elementary and high school, college and university, professional, international and adult education markets, serving tens of millions of students. We believe we have a comprehensive, outcomes-driven product portfolio supported by years of research in learning theory and evidence of student progress in test results from deploying our products, services and solutions, which span the entire education lifecycle and cover the full spectrum of content, services and technology solutions. With student debt significantly outpacing credit card loans in the United States, we believe that students as bearers of that debt will take a greater role in driving their education, shifting the world to a student-centric learning model, one which is focused on the needs, abilities, interests, and learning styles of the student. We believe our breadth of offerings will become an increasingly valuable differentiator.

Innovative digital learning solutions

We have multiple award-winning value-added digital learning solutions that integrate digital content, workflow functionality and innovative technology accessible on computing and mobile devices at any time. Specifically, we have received several 2012 Software & Information Industry Association (“SIIA”) CODiE™ Awards for our products: Best K-12 Course or Learning Management Solution — McGraw-Hill Networks™ (a social studies learning system); Best Educational Use of a Device-Specific Application — Everyday Mathematics® ePlanner Deluxe; and Best Postsecondary Enterprise Solution and Best Postsecondary Solution — Tegrity Campus™. Additionally, McGraw-Hill LearnSmart™ has won a 2012-2013 eSchoolNews Reader’s Choice Award and Acuity® has won the following: 2012 eSchoolNews Reader’s Choice Award; 2010 Tech & Learning Magazine Award of Excellence; Best in Tech 2009 from District Administrator; and was named a 2009 SIIA CODiE™ Award winner. We have a leading position in key growth segments that require deep expertise, and offer products such as AccessMedicine® (online medical resources), Acuity® (digital formative assessments), McGraw-Hill LearnSmart™ (adaptive learning system) and McGraw-Hill Connect® (online assignment and assessment solution). We experienced digital revenue growth for our Higher Education products of approximately 47% and 45% in the first six months of 2012 and the year ended December 31, 2011, respectively.

Well recognized brands, titles and authors

We have been producing educational materials for more than a century. Products with our McGraw-Hill, The Wright Group®, SRA®, Glencoe®, Jamestown Reading Navigator® and CTB® brands are used in classrooms around the world. In a January 2012 brand survey conducted by Siegel + Gale, educators, parents and students named McGraw-Hill as the educational publisher they believe provides the highest quality textbooks. Our portfolio includes award-winning offerings such as Everyday Mathematics®, which was recognized for its contribution to improved student outcomes by a 2007 Broad Education Foundation award to New York City Schools; AccessPediatrics®, which was awarded the best “eProduct” in Biological and Life Sciences at the 2011 Awards for Professional and Scholarly Excellence (the PROSE Awards); and Acuity® InFormative Assessment™, which won a SIIA CODiE™ Award for Best Student Assessment Solution in 2010. McGraw-Hill authors and contributors are considered to be among the leading experts in their fields and include over three dozen Nobel laureates.

Deep and broad sales and market reach

We have a global sales force of more than 2,000 professionals, with curriculum and implementation expertise, who are focused on selling integrated learning solutions, rather than discrete content products. Our sales representatives have an average tenure of seven years. We have centrally coordinated sales representatives located in 50 states and nearly 80 countries. As a result of our presence in key international markets we expect to benefit from the demographic shift in emerging markets which is driving long-term secular growth in public and private-pay education and for assessment services that optimize and advance that education.

Uncertainties

There can be no assurance that we will achieve success in implementing any one or more of these strategies. The following factors could unfavorably impact operating results:

•	Lower educational funding as a result of state budget concerns and broader macroeconomic conditions;

•	A decline in enrollment and unfavorable demographic trends;

•	A shift in educational spending patterns in how funds are distributed; and

•	Unanticipated problems in executing McGraw-Hill’s Growth and Value Plan.

The Separation

Overview

In September 2011, McGraw-Hill announced its comprehensive Growth & Value Plan that was designed to accelerate growth and increase McGraw-Hill shareholder value. Included in the Growth & Value Plan are plans for the complete legal and structural separation of McGraw-Hill Education from McGraw-Hill, following which McGraw-Hill Education will be an independent, publicly traded company. Immediately following the Distribution, McGraw-Hill shareholders as of the record date will own 100% of the outstanding shares of common stock of McGraw-Hill Education. In connection with the Separation and Distribution, we expect to enter into borrowing arrangements including up to a $300 million term loan and up to a $350 million revolving credit facility. In addition, we plan to issue senior notes totaling up to $300 million in aggregate principal amount. As part of the overall financing plans, we will transfer up to $500 million to McGraw-Hill through a dividend.

Before the Separation and Distribution, we will enter into a Separation and Distribution Agreement and several other agreements with McGraw-Hill. These agreements will provide for the allocation between McGraw-Hill Education and McGraw-Hill of various assets, liabilities and obligations (including transition services, employee benefits, intellectual property and tax-related assets and liabilities). See “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement for more detail.

The Distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, McGraw-Hill has the right not to complete the Separation and Distribution if, at any time, the Board of Directors of McGraw-Hill determines, in its sole discretion, that the Separation and Distribution is not in the best interests of McGraw-Hill or its shareholders, or that a sale or other alternative would be preferable for McGraw-Hill or its shareholders, or that market conditions are such that it is not advisable to separate McGraw-Hill Education from McGraw-Hill. See “The Separation and Distribution” included elsewhere in this Information Statement for more detail.

Questions and Answers About McGraw-Hill Education and the Separation and Distribution

What is McGraw-Hill Education and why is McGraw-Hill separating McGraw-Hill Education’s business and distributing its stock?

McGraw-Hill Education is a segment of McGraw-Hill that we believe is a leading innovator in the development of teaching and learning solutions. McGraw-Hill Education maintains a comprehensive range of traditional and digital education content and tools. McGraw-Hill Education has sales offices in 28 countries and publishes in 65 languages. McGraw-Hill’s Board of Directors believes that separating McGraw-Hill into two independent, publicly traded companies is in the best interests of McGraw-Hill and its shareholders, and has concluded that the Separation and Distribution will provide each company with certain opportunities and benefits. The opportunities and benefits of the Separation and Distribution that the McGraw-Hill Board of Directors considered include the following:

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Strategic Focus. Allow each independent company to design and implement corporate strategies and policies that are based on the industries that it serves and its specific business characteristics, including customers, sales cycles and product life cycles.

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Management Focus. Allow management of both companies to design and implement corporate strategies and policies that are based primarily on the specific business characteristics and strategic decisions of the respective companies.

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Management and Employee Incentives. Enable McGraw-Hill Education to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Separate equity-based compensation arrangements should more closely align the interests of McGraw-Hill Education’s management and employees with the interests of its stockholders and increase McGraw-Hill Education’s ability to attract and retain personnel.

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Access to Capital. Remove the need for the businesses to compete internally for capital. Instead, both companies will have direct access to the capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs.

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Strategic Flexibility. Provide each independent company increased strategic flexibility to make acquisitions and form partnerships and alliances in its target markets, unencumbered by considerations of the potential impact on the businesses of the other company; and allow each company to effect future acquisitions utilizing common stock for all or part of the consideration, the value of which will be more closely aligned with the performance of its businesses.

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Investor Choice. Provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

The McGraw-Hill Board of Directors also considered a number of potentially negative factors in evaluating the Separation and Distribution, including possible negative impacts on profitability of McGraw-Hill Education following the Separation and Distribution, the potential loss of synergies from operating as one company, potential for increased costs for both companies, potential loss of joint purchasing power, potential disruptions to the businesses as a result of the Separation and Distribution, including information technology disruptions, potential negative consequences from allocating intellectual property rights between the two companies, potential issues arising from the companies sharing the McGraw-Hill Marks, limitations placed on McGraw-Hill Education as a result of the Tax Matters Agreement and other agreements it is expected to enter into with McGraw-Hill in connection with the Distribution, risk of being unable to achieve the benefits expected to be achieved by the Separation, risk that the plan of Separation might not be completed and both the one-time and ongoing costs of the Separation. The McGraw-Hill Board of Directors concluded that notwithstanding these potentially negative factors, the Separation and Distribution would be in the best interests of McGraw-Hill and its shareholders.

Why am I receiving this document?

McGraw-Hill is delivering this document to you because you were a holder of common shares of McGraw-Hill on the record date for the Distribution of shares of McGraw-Hill Education common stock. Accordingly, you are entitled to receive one share of McGraw-Hill Education common stock for every three shares of McGraw-Hill common stock that you held on the record date. This document will help you understand how the Separation and Distribution will affect your investment in McGraw-Hill and your investment in McGraw-Hill Education after the Distribution.

How will the Separation and Distribution of McGraw-Hill Education be implemented?

The Separation will be accomplished through a series of transactions in which the assets, liabilities and operations of the current McGraw-Hill Education segment of McGraw-Hill on a global basis will be transferred to McGraw-Hill Education or entities that are, or will become prior to the Distribution, subsidiaries of McGraw-Hill Education. The common stock of McGraw-Hill Education will be distributed by McGraw-Hill to its shareholders as of the record date.

What will I receive in the Distribution?

Each shareholder of McGraw-Hill will receive one share of McGraw-Hill Education common stock for every three shares of McGraw-Hill common stock held on the record date. Current holders of McGraw-Hill stock will also retain their shares of McGraw-Hill. For a more detailed description, see “The Separation and Distribution.”

What is the record date for the Distribution?

Record ownership will be determined at the close of business on [—], 2012, which we refer to as the record date.

When will the Distribution occur?

We expect that the distribution agent, acting on behalf of McGraw-Hill, will distribute the shares of McGraw-Hill Education common stock on [—], 2012, which we refer to as the Distribution Date.

What do shareholders need to do to participate in the Separation and Distribution?

You do not need to take any action, but we urge you to read this entire document carefully. Shareholders who hold McGraw-Hill common stock as of the record date will not be required to make any payment, surrender or exchange any shares of McGraw-Hill common stock or take any other action to receive McGraw-Hill Education’s common stock in the Distribution. No shareholder approval of the Distribution is required or sought. We are not asking you for a vote and we are not requesting you to send us a proxy card. If you hold physical paper stock certificates for McGraw-Hill, they are still valid and should not be destroyed.

Why is no shareholder vote required to approve the Separation and Distribution and its material terms?

New York law does not require a shareholder vote to approve the Separation or Distribution because these transactions do not constitute a sale, lease, exchange or other disposition of all or substantially all of the assets of McGraw-Hill.

If I sell, on or before the Distribution Date, shares of McGraw-Hill common stock that I held on the record date, am I still entitled to receive shares of McGraw-Hill Education common stock distributable with respect to the shares of McGraw-Hill common stock I sold?

Yes, if you own shares of McGraw-Hill common stock at the close of business on the record date, you will be entitled to shares of McGraw-Hill Education common stock distributed pursuant to the Separation and

Distribution. If you sell some or all of your shares of McGraw-Hill common stock on or before the Distribution Date, you should consult with your stockbroker, bank or other nominee and discuss whether you want to sell your McGraw-Hill common stock or the McGraw-Hill Education common stock you will receive in the Separation and Distribution, or both. See “The Separation and Distribution” included elsewhere in this Information Statement for more information.

What are the conditions to the Distribution?

The Distribution is subject to final approval by the Board of Directors of McGraw-Hill, as well as a number of additional conditions, including among others:

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the private letter ruling that McGraw-Hill received from the Internal Revenue Service (the “IRS”) substantially to the effect that the Distribution will qualify as tax-free under Sections 355 and 361 of the Internal Revenue Code of 1986, as amended (the “Code”), except for cash received in lieu of fractional shares, and certain internal transactions will qualify for favorable treatment under the Code shall not have been revoked or modified in any material respect and the conclusions and assumptions upon which such letter ruling is based shall remain valid at the time of the Distribution;

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the receipt of an opinion from McDermott Will & Emery LLP by McGraw-Hill, in form and substance satisfactory to McGraw-Hill, confirming the tax-free status of the Distribution for United States federal income tax purposes;

•	the United States Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this Information Statement forms a part;

•	the Separation and Distribution Agreement will not have been terminated;

•	any government approvals and other material consents necessary to consummate the Distribution will have been obtained and be in full force and effect;

•	the completion of the financing necessary to support the seasonal liquidity needs of McGraw-Hill Education; and

•	additional conditions as set forth in the Separation and Distribution Agreement.

We cannot assure you that all of these conditions will be met, and the McGraw-Hill Board of Directors has the right to abandon the Separation and Distribution if any of the conditions are not fulfilled.

Can McGraw-Hill decide to cancel the Distribution of McGraw-Hill Education stock even if all the conditions have been met?

Yes. Until the Distribution has occurred, McGraw-Hill has the right to terminate the Distribution even if all the conditions are satisfied, if at any time the Board of Directors of McGraw-Hill determines that the Distribution is not in the best interest of McGraw-Hill or its shareholders, or that a sale or other alternative would be preferable for McGraw-Hill or its shareholders, or the market conditions are such that it is not advisable to separate McGraw-Hill Education from McGraw-Hill.

How will McGraw-Hill distribute shares of McGraw-Hill Education common stock?

If you own McGraw-Hill common stock as of the close of business on the record date, McGraw-Hill, with the assistance of the distribution agent, will electronically issue whole shares of McGraw-Hill Education common stock by way of direct registration in book-entry form. McGraw-Hill Education will not issue paper stock certificates. If you are a registered shareholder (meaning you own your stock directly through an account with McGraw-Hill’s transfer agent, Computershare Trust Company, N.A. (formerly BNY Mellon Shareowner

Services) (“Computershare” or the “transfer agent”)), Computershare will mail you a book-entry account statement that reflects the number of whole shares of McGraw-Hill Education you own. If you own your shares of McGraw-Hill through a bank or brokerage account, your bank or brokerage firm will credit your account with the McGraw-Hill Education shares. From and after the Distribution, certificates representing McGraw-Hill common stock (CUSIP 580645109) will continue to represent McGraw-Hill common stock, which at that point will include the Standard & Poor’s Ratings, S&P Capital IQ / S&P Indices and Commodities & Commercial businesses. A different CUSIP number will be assigned to the common stock for McGraw-Hill Education.

How will fractional shares be treated in the Distribution?

Fractional shares will not be distributed in connection with the Distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each shareholder of McGraw-Hill who would otherwise have been entitled to receive a fractional share in the Distribution. See the section entitled “The Separation and Distribution—Treatment of Fractional Shares” included elsewhere in this Information Statement.

What are the United States federal income tax consequences of the Distribution to McGraw-Hill shareholders?

McGraw-Hill has received a private letter ruling from the IRS substantially to the effect that, for United States federal income tax purposes, the Distribution, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 361 of the Code. In addition, McGraw-Hill expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for United States federal income tax purposes. Under the private letter ruling from the IRS, the contribution of assets and liabilities to McGraw-Hill Education in exchange for McGraw-Hill Education shares and the assumption of liabilities (the “Contribution”), and the Distribution will qualify as a reorganization for United States federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code. Accordingly, no gain or loss will be recognized by McGraw-Hill in connection with the Contribution and the Distribution and, except with respect to cash received in lieu of a fractional share of McGraw-Hill Education common stock, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of McGraw-Hill Education common stock in the Distribution. You will recognize gain or loss for United States federal income tax purposes with respect to cash received in lieu of a fractional share of McGraw-Hill Education common stock. The private letter ruling and the opinion rely on certain facts and assumptions, and certain representations from McGraw-Hill Education and McGraw-Hill regarding the past and future conduct of our respective businesses and other matters.

For more information regarding the tax opinion and the potential United States federal income tax consequences to you of the Distribution, see the section entitled “The Separation and Distribution—Material United States Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement.

Each McGraw-Hill shareholder is encouraged to consult its own tax advisor as to the specific tax consequences of the Distribution to such shareholder, including the effect of any state, local or non-United States tax laws and of changes in applicable tax laws.

How will I determine the tax basis I will have in the McGraw-Hill Education shares I receive in the Distribution?

Assuming that the Distribution is tax-free to McGraw-Hill shareholders, your tax basis in McGraw-Hill common stock held by you immediately prior to the Distribution will be allocated between such McGraw-Hill common stock and McGraw-Hill Education common stock received in the Distribution in proportion to the relative fair market values of each immediately following the Distribution. See the section entitled “The Separation and Distribution—Material United States Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement for a more detailed description of the effects of the Distribution on your tax basis in McGraw-Hill common stock and McGraw-Hill Education common stock.

You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased McGraw-Hill shares at different times or for different amounts) and regarding any particular consequences of the Distribution to you, including the application of state, local and non-United States tax laws.

Does McGraw-Hill Education plan to pay dividends?

It is our intention to pay a cash dividend to our common stockholders at an estimated initial rate between $[—] and $[—] per share per quarter, or between $[—] and $[—] per year. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends.

What if I want to sell my common stock of McGraw-Hill or McGraw-Hill Education?

Neither McGraw-Hill nor McGraw-Hill Education makes any recommendations on the purchase, retention or sale of shares of McGraw-Hill common stock or McGraw-Hill Education common stock to be distributed. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. If you decide to sell any shares of McGraw-Hill common stock after the record date, but before the Distribution Date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your McGraw-Hill common stock, the McGraw-Hill Education common stock you will be entitled to receive in the Distribution, or both. If you sell your McGraw-Hill common stock prior to the record date or sell your entitlement to receive shares of McGraw-Hill Education common stock in the Distribution on or prior to the Distribution Date, you will not receive any shares of McGraw-Hill Education common stock in the Distribution. See the section entitled “The Separation and Distribution—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.

Where will I be able to trade shares of McGraw-Hill Education common stock?

There currently is not a public market for McGraw-Hill Education common stock. We intend to apply to list McGraw-Hill Education common stock on the New York Stock Exchange under the symbol “MHED.” We anticipate that trading in shares of McGraw-Hill Education common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including the Distribution Date and that “regular-way” trading in shares of McGraw-Hill Education common stock will begin on the first trading day following the Distribution Date. If trading begins on a “when-issued” basis, you may purchase or sell McGraw-Hill Education common stock up to and including the Distribution Date, but your transaction will not settle until after the Distribution Date. We cannot predict the trading prices for McGraw-Hill common stock or McGraw-Hill Education common stock before, on or after the Distribution Date. For more information regarding “regular-way” trading and “when-issued” trading, see the section entitled “The Separation and Distribution—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.

Will my shares of McGraw-Hill common stock continue to trade?

Yes. McGraw-Hill common stock will continue to be listed and trade on the New York Stock Exchange under the symbol “MHP.”

Will the Distribution of the common stock of McGraw-Hill Education affect the market price of my McGraw-Hill shares?

Yes. As a result of the Distribution, the trading price of shares of McGraw-Hill common stock immediately following the Distribution is expected to change from the trading price immediately prior to the Distribution because the trading price will no longer reflect the value of the current McGraw-Hill Education segment of McGraw-Hill. Furthermore, until the market has fully analyzed the value of McGraw-Hill after the Separation and Distribution, McGraw-Hill may experience more stock price volatility than usual. It is possible that the combined trading prices of McGraw-Hill common stock and McGraw-Hill Education common stock after the Distribution will be less than the trading price of shares of McGraw-Hill common stock before the Distribution.

Are there risks to owning McGraw-Hill Education common stock?

Yes. McGraw-Hill Education’s business is subject to both general and specific risks relating to our business, the Separation (including our relationship with McGraw-Hill) and our operation as an independent, publicly traded company. These risks are described in the section entitled “Risk Factors” included elsewhere in this Information Statement. We encourage you to read that section carefully.

What is the role of Computershare in the Distribution?

Computershare has three roles in the Distribution. Computershare currently serves and will continue to serve as McGraw-Hill’s transfer agent and registrar. Computershare also will serve as the distribution agent in the Distribution and will assist McGraw-Hill in the distribution of the stock of McGraw-Hill Education to McGraw-Hill shareholders. In addition, Computershare will serve as McGraw-Hill Education’s transfer agent and registrar following the Distribution.

What are the financing plans for McGraw-Hill Education?

In connection with the Separation and Distribution, we expect to enter into borrowing arrangements including up to a $300 million term loan and up to a $350 million revolving credit facility. In addition, we plan to issue senior notes totaling up to $300 million in aggregate principal amount. As part of the overall financing plans, we will transfer up to $500 million to McGraw-Hill through a dividend. It is anticipated that the credit facility and cash on hand will provide sufficient funds for our working capital and general corporate needs.

What will the relationship be between McGraw-Hill and McGraw-Hill Education after the Separation and Distribution?

Following the Separation and Distribution, McGraw-Hill Education will be an independent, publicly owned company and McGraw-Hill will have no continuing stock ownership interest in McGraw-Hill Education. In conjunction with the Separation and Distribution, McGraw-Hill Education will have entered into a Separation and Distribution Agreement and several other agreements with McGraw-Hill for the purpose of allocating between McGraw-Hill Education and McGraw-Hill various assets, liabilities and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements will also govern McGraw-Hill Education’s relationship with McGraw-Hill following the Separation and Distribution and will include non-competition covenants and provide arrangements for trademark licensing and other intellectual property matters, employee matters, tax matters, insurance matters and other liabilities and obligations attributable to periods before and, in some cases, after the Separation and Distribution. These agreements will also include arrangements for transitional services. The Separation and Distribution Agreement will provide that McGraw-Hill Education will indemnify McGraw-Hill against any and all liabilities arising out of McGraw-Hill Education’s business, and that McGraw-Hill will indemnify McGraw-Hill Education against any and all liabilities arising out of McGraw-Hill’s business. We describe these agreements in more detail under “Certain Relationships and Related Party Transactions.”

Where can McGraw-Hill shareholders get more information?

If you have any questions relating to the Separation and Distribution, McGraw-Hill Education common stock or McGraw-Hill common stock, you should contact McGraw-Hill’s investor relations department at investor_relations@mcgraw-hill.com.

Summary Selected Historical and Unaudited Pro Forma Combined Financial Data

The following table presents the summary selected historical combined financial data for McGraw-Hill Education. The combined operating and balance sheet data included in the following selected financial data reflect the combined operations of the Company. We derived the combined operating data for the three years ended December 31, 2011, and the combined balance sheet data as of December 31, 2011 and 2010, as set forth below, from the Company’s audited combined financial statements, which are included elsewhere in this Information Statement. We derived the combined balance sheet data as of December 31, 2009 from the Company’s unaudited combined financial statements. We derived the combined operating data for the six months ended June 30, 2012 and the combined balance sheet data as of June 30, 2012 from the Company’s unaudited combined financial statements, which are included elsewhere in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth in this section.

The summary unaudited pro forma combined financial data for the six months ended June 30, 2012 and year ended December 31, 2011 have been prepared to reflect the expected impact of events directly attributable to the Separation and Distribution and related transaction agreements that are factually supportable, and for the purposes of the statement of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on finalization of the terms of the Separation and Distribution and related agreement. In connection with the Separation and Distribution, we will incur up to $600 million of indebtedness, net of [—] million of debt issuance costs. The $600 million of indebtedness consists of a $300 million term loan and $300 million of senior notes. We will enter into a revolving credit facility up to $350 million. The target debt balance at the time of separation was determined by senior management based on a review of a number of factors, including credit ratings consideration, forecast liquidity, capital requirements, expected operating results and general economic consideration. The unaudited pro forma combined statement of operations data for the six months ended June 30, 2012 and the fiscal year ended December 31, 2011 reflects our results as if the Separation and Distribution and related transactions described below had occurred on January 1, 2011. The unaudited pro forma combined balance sheet data as of June 30, 2012 reflects our results as if the Separation and Distribution related transactions described below had occurred as of such date. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial statement data presented below are not necessarily indicative of our results of operations or financial condition had the Separation and Distribution and our anticipated post-Separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this Information Statement.

(in millions)	As of and for the six months ended June 30,		As of and for the year ended December 31,
	Pro Forma 2012	2012	Pro Forma 2011	2011		2010		2009
Income statement data:
Revenue	$770	$770	$2,292	$2,292		$2,433		$2,387
Operating (loss) income	[—]	(68)[1]	[—]	260	[2]	318	[3]	227	[4]
Net (loss) income attributable to McGraw-Hill Education	[—]	(44)	[—]	162		200		126

Balance sheet data:
Total assets	$2,572	$2,472		$2,442		$2,466		$2,635
Total debt	600	—		—		—		—

[1]	Includes a pre-tax charge of $25 million for costs associated with the execution of the McGraw-Hill Growth and Value Plan, allocated from McGraw-Hill.
[2]

Includes the impact of pre-tax restructuring charges of $41 million, which are comprised of $34 million of restructuring charges related to employees specific to McGraw-Hill Education, and $7 million of restructuring charges allocated from McGraw-Hill related to corporate employees. Also includes a pre-tax charge of $6 million for costs associated with the execution of the McGraw-Hill Growth and Value Plan, allocated from McGraw-Hill.

[3]	Includes the impact of a $4 million pre-tax gain on the sale of McGraw-Hill Education’s Australian secondary education business.
[4]	Includes the impact of pre-tax restructuring charges of $12 million, related to employees specific to McGraw-Hill Education.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this Information Statement. The risk factors generally have been separated into three groups: (1) risks relating to our business; (2) risks relating to the Separation and Distribution; and (3) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our Company in each of these categories of risks. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

Market Risks

Introduction of new products, services or technologies could impact our profitability.

We operate in highly competitive markets that continue to change to adapt to customer needs. In order to maintain a competitive position, we must continue to invest in new offerings and new ways to deliver our products and services. These investments may not be profitable or may be less profitable than what we have experienced historically. In particular, in the context of the Company’s current focus on key digital opportunities, including e-books, the market is beginning to develop and the Company may be unsuccessful in establishing itself as a significant factor in any market which does develop. New distribution channels, such as digital formats, the internet, online retailers and growing delivery platforms (e.g., e-readers), present both threats and opportunities to the Company’s traditional publishing models, potentially impacting both sales volumes and pricing.

We could experience threats to our existing businesses due to the technology environment within which we operate.

We rely on our information technology, such as databases, systems and applications, to support key product and service offerings. We believe we have appropriate policies, processes and internal controls to ensure the stability of our information technology, provide security from unauthorized access to our systems and maintain business continuity, but our business could be subject to significant disruption and our operating results may be adversely affected by unanticipated system failures, data corruption or unauthorized access to our systems.

We compete with the used textbook market and rental textbook programs for sales of our textbooks, and the growth of the used textbook market and/or rental textbook programs may adversely affect our business.

The higher education used textbook market has grown in recent years, driven primarily by more efficient distribution of used books and the cost of new textbooks. In addition, an increasing number of bookstores and online companies are offering textbook rental programs. If the supply of used textbooks or textbook rental programs increases, students may increasingly look to purchase used textbooks or rent textbooks as an alternative to purchasing our new textbooks. We primarily compete against used and rental textbooks on the basis of supply, price and the development of customized products. If we are unable to effectively compete with growing competition presented by the used textbooks and rental textbook markets, we could experience a loss in sales and our business, financial position and results of operations may be adversely affected.

Changes in educational funding could materially affect our business.

Our United States school and assessment products may be adversely affected by changes in educational funding as a result of changes in legislation, both at the federal and state level, changes in state and local procurement processes and changes in the condition of the local, state or United States economy.

In the past few years the availability of state funding has decreased as the states responded to budgetary pressures, while increases in federal funding for elementary and high school education due to legislative mandates such as No Child Left Behind have only partially offset that decline. As the economy improves there should be an improvement in funding availability, but there is no guarantee.

A significant portion of our sales are to customers in educational markets. The school education industry is influenced strongly by the magnitude and timing of state adoption opportunities. Approximately 20 states currently use an adoption process to purchase textbooks. In the remaining states, known as “open territories,” textbooks are purchased independently by local districts or individual schools. There is no guarantee that we will be successful in the new state adoption market or in open territories.

Operating Risks

A significant increase in operating costs and expenses could have a material adverse effect on our profitability.

Our major expenses include employee compensation, printing, paper and distribution costs.

•

We offer competitive salary and benefit packages in order to attract and retain the quality employees required to grow and expand our business. Compensation costs are influenced by general economic factors, including those affecting the cost of health insurance and benefits, and any trends specific to the employee skill sets we require.

•

Paper prices fluctuate based on the worldwide demand and supply for paper in general and for the specific types of paper we use. For the year ended December 31, 2011, our paper costs were approximately 13% of cost of goods sold and, generally, we have seen annual fluctuations in paper prices of between 3-5%. We utilize several methods to try to manage this risk, including, without limitation, negotiated price reductions, long-term agreements and short-term price caps for a portion of paper purchases that are not protected by long-term agreements, but these strategies may not be entirely successful.

•

Our books and ancillary materials are printed by third parties and we typically have multi-year service contracts for printing of books and ancillary materials in order to reduce price fluctuations over the contract term.

•

We make significant investments in information technology and other technology initiatives as well as significant investments in the development of programs for the elementary/high school market place. Although we believe we are prudent in our investment strategies and execution of our implementation plans, there is no assurance as to the ultimate recoverability of these investments.

Our ability to protect our intellectual property rights could impact our competitive position.

Our products contain intellectual property delivered through a variety of media, including print and digital. Our ability to achieve anticipated results depends in part on our ability to defend our intellectual property against infringement. Our operating results may be adversely affected by inadequate legal and technological protections for intellectual property and proprietary rights in some jurisdictions and markets.

We rely on a combination of patents, trademarks, copyrights, trade secrets and nondisclosure agreements to protect our intellectual property and proprietary rights. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which may impact our profitability.

Competitors may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We face intense competition in all aspects of our business.

Competition among companies offering education products is intense and includes a few large industry participants. Like McGraw-Hill Education, these competitors have been in the market for a long period of time and could potentially shift customers away from us just as we could win customers from them. In addition, a large number of new and emerging competitors are seeking to capture market share. This high level of competition could cause us to incur unanticipated costs associated with advertising, marketing, sales, research and product development. There can be no assurance that we will be able to compete successfully in the future with existing or potential competitors in all markets or that competition will not adversely affect our business.

We may not be able to continue to attract or retain the key authors that we need to remain competitive and grow.

We depend on our ability to continue to attract and retain talented authors and develop long-term, collaborative relationships with them. We operate in a number of highly visible markets where there is intense competition for successful, published authors. Authorship of a market-leading textbook may increase the market visibility of an author and result in their recruitment by other publishers or increase the royalties we must pay such authors. Our inability to attract new authors, the loss of certain of our high profile authors or increased costs incurred in attracting or retaining authors could harm our business, results of operations and financial position.

If we are unable to hire, engage and retain skilled personnel, our business could be adversely affected.

We are dependent on our ability to hire, engage and retain talented, highly skilled employees, including employees with specific areas of expertise. Accomplishing this may be difficult due to many factors, including the geographic location of our main corporate and business offices, fluctuations in global economic and industry conditions, changes in our management and leadership, the attractiveness of our compensation programs and the impact of our restructuring plans on employee morale. If we do not succeed in retaining and engaging our key employees and in attracting new skilled personnel, including personnel with specific areas of expertise, we may be unable to meet our strategic objectives and, as a result, our business could be adversely affected.

Further, as our strategic direction changes to address new opportunities, especially in the fast-changing digital marketplace, we may not have employees whose skills fully align with those required to achieve our strategic objectives. In some cases, we may need to hire suitably skilled employees to address strategic issues we may encounter in the future.

We face risks of doing business abroad and in developing markets, including risks associated with foreign exchange rates.

As we continue to expand our operations overseas, we face the increased risks of doing business abroad, including inflation, fluctuation in interest rates and currency exchange rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems, and other factors. Adverse developments in any of these areas could cause actual results to differ materially from historical and/or expected operating results.

The conduct of our business, including the sourcing of content, distribution, sales, marketing and advertising is subject to various laws and regulations administered by governments around the world. Changes in those laws, regulations or government policies, including tax regulations and accounting standards, may adversely affect the Company’s future financial results.

In addition, challenges and uncertainties associated with operating in developing markets have a higher relative risk due to political instability, economic volatility, terrorism, corruption, social and ethnic unrest, and other factors. While sales in these markets are not currently material to the Company’s results, adverse developments related to the risks associated with these markets may cause actual results to differ from historical and forecasted future operating results.

We rely on third-party distributors, representatives and retailers to sell certain of our products and our ability to bring products to market may be adversely affected by the loss or failure of one or more of our distributors.

In addition to our own sales force, we offer our products through a variety of third-party distributors, representatives and retailers. Certain of our distributors, representatives or retailers may also market other products that compete with our products. The loss or termination of one or more of our distributors, representatives or retailers, the failure of one or more of our distributors or representatives to effectively promote our products, or changes in the financial or business condition of these distributors or representatives could affect our ability to bring products to market.

We may make strategic acquisitions and these acquisitions could introduce significant risks and uncertainties, including risks related to integrating the acquired businesses and/or achieving benefits from our acquisitions.

In order to position ourselves to take advantage of growth opportunities, we may make strategic acquisitions that involve significant risks and uncertainties. These risks and uncertainties include: (1) the difficulty in integrating newly acquired businesses and operations in an efficient and effective manner, (2) the challenges in achieving strategic objectives, cost savings and other anticipated benefits from acquisitions, (3) the potential loss of key employees of the acquired businesses, (4) the risk of diverting the attention of senior management from our operations, (5) risks associated with integrating financial reporting and internal control systems, (6) difficulties in expanding information technology systems and other business processes to accommodate the acquired businesses and (7) future impairments of goodwill of an acquired business.

We could experience difficulties in integrating geographically separated organizations, systems and facilities, and personnel with diverse backgrounds. Integration of an acquired business also may require management resources that otherwise would be available for development of our existing business. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, results of operations and financial condition could be adversely affected.

We face a number of risks related to the global financial crisis and as a new company without long-term debt credit ratings, there can be no assurances that we will have access to the capital markets on terms acceptable to us.

The global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in the worldwide credit markets, a low level of liquidity in many financial markets and extreme volatility in credit and equity markets. More recently, the destabilization of various currencies has also negatively affected the global markets. This financial crisis has impacted, and could continue to impact, our business in a number of ways, including:

•

Potential deferment or cancellation of purchases and orders by customers: Uncertainty about current and future global economic conditions may cause, and in some cases has caused, consumers to defer or cancel purchases in response to tighter credit, decreased cash availability and declining consumer confidence. If future demand for our products declines due to global economic conditions, it could negatively impact our financial results.

•

Negative impact from increased financial pressures on key suppliers: Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials from our suppliers. If certain key suppliers were to become capacity or liquidity constrained or insolvent, it could result in a reduction or interruption in supplies or an increase in the price of supplies and negatively impact our financial results.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the Distribution should allow us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (1) our financial performance, (2) our credit ratings or absence of a credit rating and (3) the liquidity of the overall capital markets. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

We could be subject to additional tax liabilities which could adversely affect our business.

International, federal, state and local tax laws and regulations affecting our business, or interpretations or application of these tax laws and regulations, could change. In addition, new international, federal, state and local tax laws and regulations affecting our business could be enacted or taxing authorities may disagree with our interpretation of tax laws and regulations. An increase in general business taxes would adversely affect us if it occurred in a jurisdiction in which we operate.

We could be required to record significant impairment charges in the future.

We are required under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to test goodwill for impairment at least annually, and to review our identifiable intangible assets when events or changes in circumstances indicate the carrying value may not be recoverable. Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. Given the current market conditions and continued uncertainty with state budgets there could be changes to estimates and assumptions in our reporting unit related to our products for the PreK-12 market that could materially affect the determination of the reporting units fair value and could result in an impairment charge, which could be material to our financial position and results of operations. We will continue to monitor the recoverability of goodwill at all our reporting units in 2012.

Risks Relating to the Separation and Distribution

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

By separating from McGraw-Hill there is a risk that our Company may be more susceptible to market fluctuations and other adverse events than we would have otherwise been were we still a part of the current McGraw-Hill. As part of McGraw-Hill, we were able to enjoy certain benefits from McGraw-Hill’s operating diversity, purchasing and borrowing leverage, and available capital for investments. We may not be able to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

We have no operating history as an independent, publicly traded company, and our historical and unaudited pro forma combined financial statements are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be reliable indicators of our future results.

The historical and unaudited pro forma combined financial statements included in this Information Statement do not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

•

Prior to the Separation and Distribution, our business was operated by McGraw-Hill as part of its broader corporate organization, rather than as an independent company. McGraw-Hill or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, treasury activities, accounting, information technology services, human resources, legal, ethics and compliance program administration, real estate management, investor and public relations, certain governance functions (including internal audit) and external reporting. Our historical and unaudited pro forma combined financial statements reflect allocations of corporate expenses from McGraw-Hill for these and similar functions. These allocations may be more or less than the comparable expenses we would have incurred had we operated as an independent, publicly traded company.

•

Currently, our business is integrated with the other businesses of McGraw-Hill. Historically, we have shared economies of scope and scale in costs, employees and vendor relationships. While we expect to enter into short-term transition agreements that will govern certain relationships between us and McGraw-Hill after the Separation and Distribution, those temporary arrangements may not capture all the benefits that our business has enjoyed as a result of being integrated with the other businesses of McGraw-Hill. The loss of some or all of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the Separation and Distribution.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs as a result of the Separation and Distribution.

Following the completion of the Distribution, McGraw-Hill will be contractually obligated to provide to us only those transition services specified in the Transition Services Agreement and the other agreements we enter into with McGraw-Hill in connection with the Separation and Distribution. The expiration date of the Transition Services Agreement varies by service provided, but is generally no longer than 12 months from the Distribution Date. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that McGraw-Hill previously provided to us. Upon the expiration of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the Separation and Distribution or under the terms of such agreements. If McGraw-Hill does not effectively perform the transition services and the other services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. After the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace the services specified in such agreements in a timely manner or on comparable terms.

Similarly, we currently purchase a wide variety of products and services, including software licenses, from third parties as part of McGraw-Hill. We may experience some increased costs after the Separation and Distribution as a result of our inability to continue to purchase products and services on terms that are as favorable to us as those obtained under these combined purchasing arrangements. Although we cannot predict the extent of any such increased costs, it is possible that such costs could have a negative impact on our business and results of operations.

Many contracts, which will need to be assigned from McGraw-Hill or its affiliates to us in connection with the Separation and Distribution, require the consent of the counterparty to such an assignment and failure to obtain these consents could increase our expenses or otherwise reduce our profitability.

The Separation and Distribution Agreement and various local transfer agreements will provide that, in connection with our Separation, a number of contracts with authors, customers, suppliers, landlords and other third parties are to be assigned from McGraw-Hill or its affiliates to us or our affiliates. However, many of these contracts may require the contractual counterparty’s consent to such an assignment. Similarly, in some circumstances, we and another business unit of McGraw-Hill are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the contract or assign the portion of the contract related to our business. It is possible that some parties may use the consent requirement to seek more favorable contractual terms from us. If we are unable to obtain these consents, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our Separation. If we are unable to obtain consents with respect to contracts with any of our important authors or other contractual counterparties, the loss of these contracts could increase our expenses or otherwise reduce our profitability.

In connection with the Separation and Distribution, McGraw-Hill will indemnify us for certain liabilities and we will indemnify McGraw-Hill for certain liabilities. If we are required to indemnify McGraw-Hill, we may need to divert cash to meet those obligations and our financial results could be negatively affected. In the case of McGraw-Hill’s indemnity, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or as to McGraw-Hill’s ability to satisfy its indemnification obligations in the future.

Pursuant to the Separation and Distribution Agreement, McGraw-Hill will agree to indemnify us from certain liabilities and we will indemnify McGraw-Hill for certain liabilities, in each case for uncapped amounts, as discussed further in the section entitled “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement—Mutual Release; Indemnification” included elsewhere in this Information Statement. Indemnities that we may be required to provide McGraw-Hill may be significant and could negatively affect our business, particularly indemnities relating to our actions that could affect the tax-free nature of the Distribution. Third parties could also seek to hold us responsible for any of the liabilities that McGraw-Hill has agreed to retain. Further, there can be no assurance that the indemnity from McGraw-Hill will be sufficient to protect us against the full amount of such liabilities, or that McGraw-Hill will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from McGraw-Hill any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

Until the Distribution occurs, McGraw-Hill has sole discretion to change the terms of the Distribution in ways which may be unfavorable to us.

Until the Distribution occurs, we are a wholly owned subsidiary of McGraw-Hill. Accordingly, McGraw-Hill will effectively have the sole and absolute discretion to determine and change the terms of the Distribution, including the establishment of the record date and Distribution Date. These changes could be unfavorable to us. In addition, McGraw-Hill may decide at any time not to proceed with the Distribution.

If the Distribution or certain internal transactions undertaken in anticipation of the Distribution are determined to be taxable for United States federal income tax purposes, then we, McGraw-Hill and/or our stockholders could be subject to significant tax liability. McGraw-Hill has received a private letter ruling from the IRS substantially to the effect that, for United States federal income tax purposes, the Distribution, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 361 of the Code. The private letter ruling also provides that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment. In addition, McGraw-Hill expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for United States federal income tax purposes. Under the private letter ruling from the IRS, the contribution and the distribution will qualify as a reorganization for United States federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code. Accordingly, no gain or loss will be recognized by McGraw-Hill in connection with the Contribution and the Distribution and, except with respect to cash received in lieu of a fractional share of McGraw-Hill Education common stock, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of McGraw-Hill Education common stock in the Distribution. You will recognize gain or loss for United States federal income tax purposes with respect to cash received in lieu of a fractional share of McGraw-Hill Education common stock. Notwithstanding the private letter ruling and the opinion, the IRS could determine on audit that the Distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the Distribution or the internal transactions should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the Distribution. If the Distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for United States federal income tax purposes, and you could incur significant United States federal income tax liabilities. In addition, McGraw-Hill would recognize gain in an amount equal to the excess of the fair market value of shares of our common stock distributed to McGraw-Hill shareholders on the Distribution Date over McGraw-Hill’s tax basis in such shares of our common stock. Moreover, McGraw-Hill could incur significant United States federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution are taxable.

Under the terms of the Tax Matters Agreement that we intend to enter into in connection with the Distribution, in the event that the Distribution or the internal transactions (as described under “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement) were determined to be taxable, McGraw-Hill Education would be responsible for all taxes imposed on McGraw-Hill as a result thereof, if any of such determination was the result of actions taken after the Distribution by or in respect of McGraw-Hill Education, any of its affiliates or its stockholders. Such tax amounts could be significant.

We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of certain restrictions relating to requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after the Distribution in order to preserve, for United States federal income tax purposes, the tax-free nature of the Distribution. Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level taxable gain to McGraw-Hill under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of shares of our stock or McGraw-Hill’s stock occurring as part of a plan or series of related transactions that includes the Distribution. Any acquisitions or issuances of our stock or McGraw-Hill’s stock within two years after the Distribution are generally presumed to be part of such a plan, although we or McGraw-Hill may be able to rebut that presumption.

Under the Tax Matters Agreement that we will enter into with McGraw-Hill, we will be prohibited from taking or failing to take any action that prevents the Distribution and certain internal transactions from being tax-free. Further, during the two-year period following the Distribution, without obtaining the consent of McGraw-Hill, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, we may be prohibited from:

•	approving or allowing any transaction that results in a change in ownership of more than a specified percentage of our common stock,

•	engaging in a redemption of equity securities,

•	engaging in a sale or other disposition of a specified percentage of our assets,

•	engaging in an acquisition of a business or assets with equity securities to the extent one or more persons would acquire in excess of a specified percentage of our common stock, or

•	engaging in certain internal transactions.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the Tax Matters Agreement also will provide that we are responsible for any taxes imposed on McGraw-Hill or any of its affiliates as a result of the failure of the Distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the Distribution by or in respect of us, any of our affiliates or our stockholders.

See the section entitled “The Separation and Distribution—Material United States Federal Income Tax Consequences of the Distribution” included elsewhere in this Information Statement for more information.

McGraw-Hill will own the logos, trademarks, service marks and trade names, including the “McGraw-Hill” mark and the stylized McGraw-Hill logo (collectively, the “McGraw-Hill Marks”). McGraw-Hill Education will license the McGraw-Hill Marks from McGraw-Hill pursuant to the Trademark License Agreement between the parties. As such, McGraw-Hill Education’s right to use the McGraw-Hill Marks will depend on the parties’ contractual relationship. Ownership of the McGraw-Hill Marks by McGraw-Hill could create confusion in the marketplace.

While McGraw-Hill and McGraw-Hill Education will be independent companies, McGraw-Hill Education will continue using the McGraw-Hill Marks as part of its name and in connection with its products and services. McGraw-Hill Education will license the McGraw-Hill Marks from McGraw-Hill in specific fields of use as set forth in the parties’ Trademark License Agreement. The Trademark License Agreement allows for termination of McGraw-Hill Education’s right to use the McGraw-Hill Marks as a result of a material breach that remains uncured for a specific length of time after McGraw-Hill Education receives notice. The Trademark License Agreement will specify that only certain limited types of breaches that are expressly enumerated qualify as a material breach. McGraw-Hill will retain all rights in the McGraw-Hill Marks outside the specified fields of use. Due to the concurrent use of the McGraw-Hill Marks by both entities, confusion could arise in the marketplace, including customer or investor confusion, with regard to the products offered by each company. If the product lines of McGraw-Hill and McGraw-Hill Education converge, this risk could increase. As a result of the concurrent use of the McGraw-Hill Marks by both entities, negative publicity associated with one company could adversely affect the other.

As a result of a change of control or purchase of McGraw-Hill, McGraw-Hill Education could become a party to an agreement with an incompatible third-party licensor of the McGraw-Hill Marks.

The Trademark License Agreement will be assignable to a third-party that acquires all or substantially all of the assets of McGraw-Hill or acquires more than fifty percent (50%) of the shares of McGraw-Hill. Upon the occurrence of such an event, McGraw-Hill Education could potentially become a party to a license agreement with an unforeseen third-party that has interests that are incompatible with those of McGraw-Hill Education.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the Distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the Distribution or be sustained in the future.

Beginning on or shortly before the record date and continuing up to and including the Distribution Date, we expect that there will be two markets in McGraw-Hill common stock: a “regular-way” market and an “ex-distribution” market. Shares of McGraw-Hill common stock that trade on the regular-way market will trade with an entitlement to receive shares of McGraw-Hill Education common stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of McGraw-Hill Education common stock distributed pursuant to the Distribution.

We cannot predict the prices at which our common stock may trade after the Distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•

our business profile and market capitalization may not fit the investment objectives of McGraw-Hill’s current shareholders and our common stock may not be included in some indices, causing certain holders to sell their shares, though some of this selling pressure may be offset to the extent our stock is purchased by other investors due to our inclusion in other indices;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the Distribution;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.

Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock.

Future sales or distributions of our common stock could depress the market price for shares of our common stock.

The shares of our common stock that McGraw-Hill distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any major stockholder to sell our common stock following the Distribution, it is possible that some shareholders of McGraw-Hill, including possibly some of McGraw-Hill’s major shareholders and index fund investors, will sell McGraw-Hill or our common stock received in the Distribution for various reasons, for example, if our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we expect will be granted to our directors, officers and employees.

Certain provisions in our corporate documents and Delaware law may prevent or delay an acquisition of our Company, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our certificate of incorporation and by-laws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

•	providing our Board of Directors the right to issue preferred stock without stockholder approval;

•	prohibiting stockholders from taking action by written consent;

•	restricting the ability of our stockholders to call a special meeting prior to the 2015 annual meeting of stockholders;

•	providing for our directors to be divided into three classes serving staggered terms to expire at the 2016 annual meeting of stockholders; and

•

establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

In addition, following the Distribution, we will be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of our Company and our stockholders.

We cannot assure you that we will pay dividends on our common stock.

It is our intention to pay a cash dividend to our common stockholders at an estimated initial rate between $[—] and $[—] per share per quarter, or between $[—] and $[—] per year. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends.

FORWARD-LOOKING STATEMENTS

This Information Statement contains forward-looking statements, including, without limitation, statements relating to our businesses and our prospects, new products, sales, expenses, tax rates, cash flows, prepublication investments and operating and capital requirements. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance and are based on assumptions that management believes are reasonable at the time they are made. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “plan,” “estimate,” “project,” “target,” “anticipate,” “intend,” “may,” “will,” “shall,” “continue” and other words of similar meaning in connection with a discussion of future operating or financial performance. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual outcomes and results could differ materially from what is expected or forecasted. Such forward-looking statements include, but are not limited to: the strength and sustainability of the United States and global economy; McGraw-Hill Education’s level of success in product adoptions, open territories, enrollment and demographic trends; the level of educational funding; HPI markets and the impact of technology on them; the strength of SEG including the testing market, the level of interest rates and the strength of profit levels and the capital markets in the United States and abroad; the level of success of new product development and global expansion and strength of domestic and international markets; and the level of future cash flow, debt levels, manufacturing expenses, distribution expenses, prepublication, amortization and depreciation expense, income tax rates, capital, technology, restructuring charges and other expenditures.

We caution readers not to place undue reliance on forward-looking statements. You should understand that a number of factors, including, without limitation, the factors described under “Risk Factors” and the following important factors, could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•

the uncertain economic climate or further deterioration in the economy and its impact on the markets in general, or on the ability of our suppliers to meet their commitments to us, or the timing of purchases by our current and potential customers, and other general economic and business conditions;

•	the impact of the Separation and Distribution and risks relating to our ability to operate effectively as an independent, publicly traded company;

•	changes in our cost structure, management, financing and business operations following the Separation;

•	the rapidly changing nature of and technological advancements in the education market;

•	fluctuations in our operating results, unanticipated delays or accelerations in our sales cycles and the difficulty of accurately estimating revenues;

•	competition in our existing and future lines of business and the financial resources of competitors;

•	cost-cutting efforts by our customers, third-party funders and governmental organizations;

•	the loss of, or default by, one or more key customers;

•	failure to retain or continue to attract senior management or skilled personnel; and

•	risks inherent in operating in foreign countries, including the impact of economic, political, legal, regulatory, compliance, cultural, foreign currency fluctuations and other conditions abroad.

Except for historical matters, the matters discussed in this Form 10, of which this Information Statement is a part, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

•	the expected benefits of the Separation and Distribution;

•	our business strategies, plans and objectives, including the anticipated impact of such strategies, plans and objectives;

•	our future operating and financial performance;

•	future levels of revenues, operating margins, income from operations, net income, earnings per share and other financial information;

•	expectations regarding the Company’s ability to finance its operations;

•	anticipated levels of demand for our products and services;

•	the success or timing of completion of ongoing or anticipated capital or maintenance projects;

•	expectations regarding opportunities for growth;

•	the potential effects of judicial or other proceedings and of the financial markets on our business, financial condition, results of operations and cash flows; and

•	the anticipated effects of actions of third parties such as competitors, counterparties, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation.

You should consider the areas of risk described above, as well as those set forth in the section entitled “Risk Factors” included elsewhere in this Information Statement, in connection with considering any forward-looking statements that may be made by us and our businesses generally. We cannot assure you that projected results or events reflected in the forward-looking statements will be achieved or occur. The forward-looking statements included in this document are made as of the date of this Information Statement. We undertake no obligation to publicly release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

THE SEPARATION AND DISTRIBUTION

General

On [—], 2012, the McGraw-Hill Board of Directors approved the Separation and Distribution of all of McGraw-Hill’s shares of common stock of McGraw-Hill Education to holders of McGraw-Hill common stock as of the record date on a pro rata basis. On the Distribution Date, each shareholder of McGraw-Hill will receive one share of our common stock for every three shares of McGraw-Hill common stock held by such shareholder on the record date, as described below. Following the Distribution, McGraw-Hill will not own any equity interest in us, and we will operate independently from McGraw-Hill. No vote of McGraw-Hill’s shareholders is required or is being sought in connection with the Separation and Distribution, and McGraw-Hill’s shareholders will not have any appraisal rights in connection with the Separation and Distribution. You will not be required to make any payment, surrender or exchange your shares of McGraw-Hill common stock or take any other action to receive your shares of McGraw-Hill Education common stock. Furthermore, the Distribution of McGraw-Hill Education common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the Distribution will be completed. For a more detailed description of these conditions, see the caption entitled “Conditions to the Distribution” included elsewhere in this section.

Reasons for the Separation and Distribution

The McGraw-Hill Board of Directors believes that separating McGraw-Hill into two independent, publicly traded companies is in the best interests of McGraw-Hill and its shareholders, and has concluded that the Separation and Distribution will provide each company with certain opportunities and benefits. Below is a summary of the material opportunities and benefits considered by the McGraw-Hill Board of Directors:

•

Strategic Focus. Allow each independent company to design and implement corporate strategies and policies that are based on the industries that it serves and its specific business characteristics, including customers, sales cycles and product life cycles.

•

Management Focus. Allow management of both companies to design and implement corporate strategies and policies that are based primarily on the specific business characteristics and strategic decisions of the respective companies.

•

Management and Employee Incentives. Enable McGraw-Hill Education to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Separate equity-based compensation arrangements should more closely align the interests of McGraw-Hill Education’s management and employees with the interests of its stockholders and increase McGraw-Hill Education’s ability to attract and retain personnel.

•

Access to Capital. Remove the need for the businesses to compete internally for capital. Instead, both companies will have direct access to the capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs.

•

Strategic Flexibility. Provide each independent company increased strategic flexibility to make acquisitions and form partnerships and alliances in its target markets, unencumbered by considerations of the potential impact on the businesses of the other company; and allow each company to effect future acquisitions utilizing common stock for all or part of the consideration, the value of which will be more closely aligned with the performance of its businesses.

•

Investor Choice. Provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

The McGraw-Hill Board of Directors also considered a number of potentially negative factors in evaluating the Separation and Distribution, including possible negative impacts on profitability of McGraw-Hill Education following the Separation and Distribution, the potential loss of synergies from operating as one company, potential for increased costs for both companies, potential loss of joint purchasing power, potential disruptions to the businesses as a result of the Separation and Distribution, including information technology disruptions, potential negative consequences from allocating intellectual property rights between the two companies, potential issues arising from the companies sharing the McGraw-Hill Marks, limitations placed on McGraw-Hill Education as a result of the Tax Matters Agreement and other agreements it is expected to enter into with McGraw-Hill in connection with the Distribution, risk of being unable to achieve the benefits expected to be achieved by the Separation, risk that the plan of Separation might not be completed and both the one-time and ongoing costs of the Separation. The McGraw-Hill Board of Directors concluded that notwithstanding these potentially negative factors, the Separation and Distribution would be in the best interests of McGraw-Hill and its shareholders.

In view of the wide variety of factors considered in connection with the evaluation of the Separation and Distribution and the complexity of these matters, the McGraw-Hill Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the McGraw-Hill Board of Directors may have given different weights to each of the factors.

Formation of a Holding Company Prior to Our Distribution

In connection with our Distribution, McGraw-Hill organized McGraw-Hill Education as a Delaware corporation for the purpose of transferring to McGraw-Hill Education all of the assets and liabilities of the McGraw-Hill Education business. Following the Distribution of McGraw-Hill Education common stock, McGraw-Hill will continue as a publicly traded company.

The Number of Shares You Will Receive

For every three shares of McGraw-Hill common stock that you owned on the record date you will receive one share of McGraw-Hill Education common stock on the Distribution Date.

Treatment of Fractional Shares

Fractional shares will not be distributed in connection with the Distribution. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent and any broker-dealer used by the distribution agent will not be an affiliate of either McGraw-Hill or us.

If you have any questions concerning the mechanics of the issuance of fractional shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

When and How You Will Receive the Distribution

McGraw-Hill will distribute the shares of our common stock on the Distribution Date, to holders of record on the record date. McGraw-Hill’s transfer agent and registrar, Computershare Trust Company, N.A., will serve as transfer agent and registrar for the McGraw-Hill Education common stock and as distribution agent in connection with the Distribution. If you own McGraw-Hill common stock as of the close of business on the record date, the shares of McGraw-Hill Education common stock that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution Date, to your account as follows:

•

Registered Shareholders – If you own your shares of McGraw-Hill stock directly, either in book-entry form through an account at McGraw-Hill’s transfer agent and/or if you hold paper stock certificates, you will receive your shares of McGraw-Hill Education common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical paper share certificates are issued to shareholders, as is the case in this Distribution. Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of shares of McGraw-Hill Education common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Computershare Trust Company.

•

Beneficial Shareholders – Some shareholders of McGraw-Hill hold their shares of McGraw-Hill common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your McGraw-Hill common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of McGraw-Hill Education common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Equity-Based Compensation

McGraw-Hill Options Held by Current Employees

Each option to purchase shares of McGraw-Hill common stock held by a current employee will convert into an option to purchase shares of common stock of the applicable company (McGraw-Hill or McGraw-Hill Education, as the case may be) for which the applicable employee works following the Separation and Distribution, with adjustments to the number of shares subject to the option and the option exercise price based on (1) the value of McGraw-Hill common stock prior to the Separation and Distribution and (2) the value of the common stock of the applicable company (McGraw-Hill or McGraw-Hill Education, as the case may be) after giving effect to the Separation and Distribution. Except as otherwise described above and except to the extent otherwise provided under local law, following the Separation and Distribution, the options to purchase shares of common stock of the applicable company generally will have the same terms and conditions, including the same vesting provisions and exercise periods, as the options to purchase McGraw-Hill common stock had immediately prior to the date of the Separation and Distribution.

McGraw-Hill Options Held by Former Employees

Each option to purchase shares of McGraw-Hill common stock held by a former employee will convert into an adjusted option to purchase shares of McGraw-Hill common stock, with changes to the number of shares subject to the option and the option exercise price based on (1) the value of McGraw-Hill common stock prior to the date of the Separation and Distribution and (2) the value of McGraw-Hill common stock after giving effect to the Separation and Distribution. Except as otherwise described above and except to the extent otherwise provided under local law, following the Separation and Distribution, the adjusted options to purchase shares of McGraw-Hill common stock generally will have the same terms and conditions, including the same vesting provisions and exercise periods, as the options to purchase McGraw-Hill common stock had immediately prior to the date of the Separation and Distribution.

Treatment of McGraw-Hill RSUs Held by Current Employees

All McGraw-Hill restricted share units (“RSUs”) held by a current employee will convert into RSUs of the company (McGraw-Hill or McGraw-Hill Education, as the case may be) for which the applicable employee works following the Separation and Distribution, with adjustments to the number of RSUs based on (1) the value of McGraw-Hill common stock prior to the Separation and Distribution and (2) the value of the common stock of the applicable company (McGraw-Hill or McGraw-Hill Education, as the case may be) after giving effect to the Separation and Distribution. Except as otherwise described above and except to the extent otherwise provided under local law, following the Separation and Distribution, the RSUs of the applicable company generally will have the same terms and conditions, including the same vesting provisions, as the McGraw-Hill RSUs had immediately prior to the date of the Separation and Distribution.

Treatment of McGraw-Hill RSUs Held by Former Employees

McGraw-Hill RSUs held by a former employee will convert into an adjusted number of McGraw-Hill RSUs based on (1) the value of McGraw-Hill common stock prior to the Separation and Distribution and (2) the value of McGraw-Hill common stock after giving effect to the Separation and Distribution. Except as otherwise described above and except to the extent otherwise provided under local law, following the Separation and Distribution, the adjusted McGraw-Hill RSUs will have the same terms and conditions, including the same vesting provisions, as the McGraw-Hill RSUs had immediately prior to the date of the Separation and Distribution.

Treatment of McGraw-Hill PSUs (2010-2012 Performance Period)

All McGraw-Hill performance share units (“PSUs”) for the 2010-2012 performance period will convert into an adjusted number of McGraw-Hill PSUs based on (1) the value of McGraw-Hill common stock prior to the Separation and Distribution and (2) the value of McGraw-Hill common stock after giving effect to the Separation and Distribution. Except as otherwise described above and except to the extent otherwise provided under local law, following the Separation and Distribution, the McGraw-Hill PSUs generally will have the same terms and conditions, including the same vesting provisions, as the McGraw-Hill PSUs had immediately prior to the date of the Separation and Distribution.

Treatment of McGraw-Hill PSUs Held by Current Employees (2011-2013 Performance Period)

All McGraw-Hill PSUs for the 2011-2013 performance period that are held by a current employee will convert into PSUs of the company (McGraw-Hill or McGraw-Hill Education, as the case may be) for which the applicable employee works following the Separation and Distribution, with adjustments to the number of PSUs based on (1) the value of McGraw-Hill common stock prior to the Separation and Distribution and (2) the value of the common stock of the applicable company (McGraw-Hill or McGraw-Hill Education, as the case may be) after giving effect to the Separation and Distribution. In addition, the performance metrics with respect to the 2011 PSUs will be adjusted to take into account the impact of the Separation and Distribution. Except as otherwise described above and except to the extent otherwise provided under local law, following the Separation and Distribution, the PSUs of the applicable company generally will have the same terms and conditions, including the same vesting provisions, as the McGraw-Hill PSUs had immediately prior to the date of the Separation and Distribution.

Treatment of McGraw-Hill PSUs Held by Former Employees (2011-2013 Performance Period)

All McGraw-Hill PSUs for the 2011-2013 performance period that are held by a former employee will convert into an adjusted number of McGraw-Hill PSUs based on (1) the value of McGraw-Hill common stock prior to the Separation and Distribution and (2) the value of McGraw-Hill common stock after giving effect to the Separation and Distribution. In addition, the performance metrics with respect to the 2011 PSUs will be adjusted to take into account the impact of the Separation and Distribution. Except as otherwise described above and except to the extent otherwise provided under local law, following the Separation and Distribution, the adjusted McGraw-Hill PSUs generally will have the same terms and conditions, including the same vesting provisions, as the McGraw-Hill PSUs had immediately prior to the date of the Separation and Distribution.

Treatment of McGraw-Hill Director Stock Units

All McGraw-Hill director stock units (“DSUs”) will convert into an adjusted number of McGraw-Hill DSUs based on (1) the value of McGraw-Hill common stock prior to the Separation and Distribution and (2) the value of McGraw-Hill common stock after giving effect to the Separation and Distribution. Except as otherwise described above, following the Separation and Distribution, the McGraw-Hill DSUs generally will have the same terms and conditions, including the same vesting provisions, as the McGraw-Hill DSUs had immediately prior to the date of the Separation and Distribution.

Treatment of 401(k) Shares

The shares of McGraw-Hill common stock held in the McGraw-Hill Savings and Profit Sharing Plan will be treated in the same manner as outstanding shares of McGraw-Hill common stock on the record date for the distribution. For every three shares of McGraw-Hill common stock held in an account in the McGraw-Hill Savings and Profit Sharing Plan on the record date, such account will be credited with one share of McGraw-Hill Education common stock on the Distribution Date.

Treatment of Shares in the Employee Stock Purchase Plan

The shares of McGraw-Hill common stock held in the Employee Stock Purchase Plan will be treated in the same manner as outstanding shares of McGraw-Hill common stock on the record date for the distribution. For every three shares of McGraw-Hill common stock held in an account in the Employee Stock Purchase Plan on the record date, such account will be credited with one share of McGraw-Hill Education common stock on the Distribution Date.

Results of the Separation and Distribution

After the Separation and Distribution, we will be an independent, publicly traded company. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of McGraw-Hill options and the vesting of McGraw-Hill RSUs in shares of McGraw-Hill common stock between the date the McGraw-Hill Board of Directors declares the dividend for the Distribution and the record date for the Distribution.

Before the Separation and Distribution, we will enter into the Separation and Distribution Agreement and several other agreements with McGraw-Hill to effect the Separation and provide a framework for our relationship with McGraw-Hill after the Separation and Distribution. These agreements will provide for the allocation between McGraw-Hill Education and McGraw-Hill of McGraw-Hill’s assets, liabilities and obligations subsequent to the Separation and Distribution (including with respect to transition services, employee benefits, intellectual property, trademark license, tax matters and certain other commercial relationships).

For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement.

The Distribution will not affect the number of outstanding shares of McGraw-Hill common stock or any rights of McGraw-Hill shareholders.

Material United States Federal Income Tax Consequences of the Distribution

The following is a summary of the material United States federal income tax consequences to McGraw-Hill and to the holders of shares of McGraw-Hill common stock in connection with the Separation and Distribution. This summary is based on the Code, the United States Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Information Statement, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of shares of McGraw-Hill common stock that are United States Holders, as defined immediately below. A United States Holder is a beneficial owner of McGraw-Hill common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the United States federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired shares of McGraw-Hill common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of McGraw-Hill equity;

•	holders owning McGraw-Hill common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for United States federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own McGraw-Hill common stock through partnerships or other pass-through entities.

This summary does not address the United States federal income tax consequences to McGraw-Hill shareholders who do not hold shares of McGraw-Hill common stock as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of McGraw-Hill common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the Distribution. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE DISTRIBUTION.

McGraw-Hill has received a private letter ruling from the IRS substantially to the effect that, for United States federal income tax purposes, the Distribution, except for cash received in lieu of fractional shares of our common stock, will qualify as tax-free under Sections 355 and 361 of the Code. The private letter ruling also provides that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code.

In addition to obtaining the private letter ruling, McGraw-Hill expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for United States federal income tax purposes. Assuming the private letter ruling shall not have been revoked or modified in any material respect and the Distribution qualifies under Sections 355 and 361 of the Code, for United States federal income tax purposes:

•	no gain or loss will be recognized by McGraw-Hill as a result of the Distribution;

•

no gain or loss will be recognized by, or be includible in the income of, a holder of McGraw-Hill common stock, solely as a result of the receipt of McGraw-Hill Education common stock in the Distribution;

•

the aggregate tax basis of the shares of McGraw-Hill common stock and shares of McGraw-Hill Education common stock in the hands of a holder of McGraw-Hill common stock immediately after the Distribution will be the same as the aggregate tax basis of the shares of McGraw-Hill common stock held by the holder immediately before the Distribution, allocated between the shares of McGraw-Hill common stock and shares of McGraw-Hill Education common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the Distribution;

•

the holding period with respect to shares of McGraw-Hill Education common stock received by McGraw-Hill shareholders will include the holding period of their shares of McGraw-Hill common stock, provided that such shares of McGraw-Hill common stock are held as a capital asset on the date of the Distribution; and

•

a McGraw-Hill shareholder who receives cash in lieu of a fractional share of McGraw-Hill Education common stock in the Distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its shares of McGraw-Hill common stock exceeds one year.

Although the private letter ruling is generally binding on the IRS, it is based on certain facts and assumptions, and certain representations and undertakings, from us and McGraw-Hill that certain conditions for the Distribution and certain internal transactions to be tax-free or tax favored under the Code have been satisfied. Furthermore, the IRS did not rule on whether a Distribution satisfies certain requirements necessary for tax-free treatment under Sections 355 and 361 of the Code. Rather, the private letter ruling was based on representations that these conditions have been or will be satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion that McGraw-Hill expects to receive from McDermott Will & Emery LLP will address all of the requirements necessary for the Distribution to qualify as tax-free under the Code, including those on which the IRS will not rule, and will be based on certain facts and assumptions, and certain representations and undertakings, from us and McGraw-Hill. If any of the facts, representations, assumptions or undertakings is not correct, is incomplete or has been violated, the private letter ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the opinion of counsel could be jeopardized. However, we are not aware of any facts or circumstances that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect. If, notwithstanding the conclusions that are included in the private letter ruling and we expect to be in the opinion, the Distribution is ultimately determined to be taxable to McGraw-Hill for United States federal income tax purposes, then McGraw-Hill would recognize gain in an amount equal to the excess of the fair market value of McGraw-Hill Education common stock distributed to McGraw-Hill shareholders on the Distribution Date over McGraw-Hill’s tax basis in such shares. In addition, McGraw-Hill could incur significant United States federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution are taxable.

Even if the Distribution otherwise qualifies under Section 355 of the Code, the Distribution may result in corporate-level taxable gain to McGraw-Hill under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of our stock or McGraw-Hill’s stock occurring as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of McGraw-Hill’s stock within two years before the Distribution, and any acquisitions or issuances of McGraw-Hill Education’s stock or McGraw-Hill stock within two years after the Distribution are generally presumed to be part of such a plan, although we or McGraw-Hill may be able to rebut that presumption. We are not aware of any acquisitions or issuances of McGraw-Hill’s stock within the two years before the Distribution that would be considered to occur as part of a plan or series of related transactions that includes the Distribution. If an acquisition or issuance of our stock or McGraw-Hill stock triggers the application of Section 355(e) of the Code, McGraw-Hill would recognize taxable gain as described above and such gain would be subject to United States federal income tax.

In addition, if the Distribution is determined to be taxable to the McGraw-Hill shareholders for United States federal income tax purposes, each McGraw-Hill shareholder that is subject to United States federal income tax and who receives shares of McGraw-Hill Education common stock in the Distribution could be treated as receiving a taxable Distribution in an amount equal to the fair market value of our common stock that was distributed to the shareholder. The full value of our common stock distributed to a shareholder generally would be treated first as a taxable dividend to the extent of the shareholder’s pro rata share of McGraw-Hill’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the shareholder’s basis in the McGraw-Hill stock, and finally as capital gain from the sale or exchange of McGraw-Hill stock with respect to any remaining value.

United States Treasury regulations require certain shareholders that receive stock in a Distribution to attach to their United States federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. United States Treasury regulations also generally provide that if a McGraw-Hill common shareholder holds different blocks of McGraw-Hill common stock (generally shares of McGraw-Hill common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of McGraw-Hill common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of McGraw-Hill Education common stock received in the Distribution in respect of such block of McGraw-Hill common stock and such block of McGraw-Hill common stock, in proportion to their respective fair market values, and the holding period of the shares of McGraw-Hill Education common stock received in the Distribution in respect of such block of McGraw-Hill common stock will include the holding period of such block of McGraw-Hill common stock, provided that such block of McGraw-Hill common stock was held as a capital asset on the Distribution Date. If a McGraw-Hill common shareholder is not able to identify which particular shares of McGraw-Hill Education common stock are received in the Distribution with respect to a particular block of McGraw-Hill common stock, for purposes of applying the rules described above, the shareholder may designate which shares of McGraw-Hill Education common stock are received in the Distribution in respect of a particular block of McGraw-Hill common stock, provided that such designation is consistent with the terms of the Distribution. Holders of McGraw-Hill common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

THE FOREGOING IS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH MCGRAW-HILL SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock

There is no public market for our common stock, and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis beginning on or shortly before the record date and continuing through the Distribution Date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the Distribution Date. If you own shares of McGraw-Hill common stock at the close of business on the record date, you will be entitled to receive shares of our common stock distributed in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of McGraw-Hill common stock you own, on the when-issued market. On the first trading day following the Distribution Date, any when-issued trading of our common stock will end and “regular-way”

trading will begin. We intend to list our common stock on the New York Stock Exchange under the ticker symbol “MHED.” We will announce our when-issued trading symbol when and if it becomes available.

We cannot predict the prices at which our common stock may trade before the Distribution on a “when-issued” basis or after the Distribution. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Trading prices for our common stock may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the education industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock” for further discussion of risks relating to the trading prices of our common stock.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including the Distribution Date, we expect that there will be two markets in McGraw-Hill common stock: a “regular-way” market and an “ex-distribution” market. Shares of McGraw-Hill common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of McGraw-Hill Education common stock distributed pursuant to the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of McGraw-Hill Education common stock distributed pursuant to the Distribution.

Therefore, if you sell shares of McGraw-Hill common stock in the “regular-way” market after the close of business on the record date and up to and including the Distribution Date, you will be selling your right to receive shares of McGraw-Hill Education common stock in the Distribution. If you own shares of McGraw-Hill common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including the Distribution Date, you will still receive the shares of McGraw-Hill Education common stock that you would be entitled to receive pursuant to your ownership of the shares of McGraw-Hill common stock.

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the Distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the Distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. In addition, individuals who are affiliates of McGraw-Hill on the Distribution Date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the Distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 180 days after the date the registration statement of which this Information Statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Except for our common stock distributed in the Distribution, none of our common stock will be outstanding on or immediately after the Distribution and there are no registration rights agreements existing for our common stock.

Conditions to the Distribution

We expect that the Distribution will be effective on the Distribution Date, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions shall have been satisfied or waived by McGraw-Hill, if permissible under the Separation and Distribution Agreement:

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the private letter ruling that McGraw-Hill received from the IRS substantially to the effect that the Distribution will qualify as tax-free under Sections 355 and 361 of the Code, except for cash received in lieu of fractional shares, and certain internal transactions will qualify for favorable treatment under the Code shall not have been revoked or modified in any material respect and the conclusions and assumptions upon which such letter ruling is based shall remain valid at the time of the Distribution;

•

the receipt of an opinion from McDermott Will & Emery LLP by McGraw-Hill, in form and substance satisfactory to McGraw-Hill, confirming the tax-free status of the Distribution for United States federal income tax purposes;

•	the SEC declaring effective the registration statement of which this Information Statement forms a part;

•	the Separation and Distribution Agreement will not have been terminated;

•	any government approvals and other material consents necessary to consummate the Distribution will have been obtained and be in full force and effect;

•	the completion of the financing necessary to support the seasonal liquidity needs of McGraw-Hill Education; and

•	additional conditions as set forth in the Separation and Distribution Agreement.

The fulfillment of the foregoing conditions does not create any obligations on McGraw-Hill’s part to effect the Distribution, and the McGraw-Hill Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.

McGraw-Hill may waive any of the conditions to the Distribution listed above and proceed with the Distribution, except in the case of conditions relating to the SEC declaring effective the registration statement of which this Information Statement is a part and attaining required government approvals. However, McGraw-Hill has advised us that it does not intend to complete the Distribution unless all of the conditions listed above have been satisfied.

Reason for Furnishing This Information Statement

This Information Statement is being furnished solely to provide information to McGraw-Hill shareholders who are entitled to receive shares of our common stock in the Distribution. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither McGraw-Hill nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

BUSINESS

Overview

McGraw-Hill Education provides educational materials and learning solutions for students, instructors and institutions around the world. McGraw-Hill Education targets the PreK-12, the 2- and 4-year college and university market and the professional learning and information market with content, tools and services delivered via print, digital and hybrid solutions. Digital and hybrid solutions accounted for over 20% of our 2011 revenue. We believe that as world economies become increasingly centered on the service sector and technology, and as the global population continues to rise, education will be important for economic growth and prosperity. The Company’s mission is to improve learning and instructional effectiveness by empowering stakeholders with solutions that are increasingly accessible and adaptable in the digital, connected world of the 21st century.

McGraw-Hill Education’s diverse product offerings are distributed in 65 languages across 157 countries (with sales offices in 28 countries). Although much of our revenue is still domestic, we are focused on international growth markets and have global product teams that develop and leverage our content tools and solutions. Additionally, 95% of our K-12 and college texts published in the last three years, along with 6,000 professional titles, are available via digital delivery on e-readers, computers, and other electronic devices. Revenue from digital offerings has grown over 30% a year over the past three years. McGraw-Hill Education’s portfolio of products and brands spans the entire learning lifecycle from early childhood through professional careers.

Our Industry

Across the globe, we believe that education is a large and growing market. Worldwide, education-related products and services typically account for approximately 5% of a country’s GDP. The United States alone spends more than $1 trillion annually on education, or roughly 7% of its GDP. However, there is no guarantee that we will benefit from such spending.

The United States K-12 instructional content industry serves approximately 55 million primary and secondary students, as well as their teachers, administrators and parents. The K-12 instructional content market is comprised of two primary segments: core programs and supplemental materials. Core (or basal) programs are designed to meet specific state content requirements with respect to scope and sequencing of content. Supplemental materials include any instructional materials not considered basal material, and include print materials, software, courseware and other classroom materials and books. With approximately 90% of enrolled students attending public schools, the primary funding source for the K-12 education system is the government. State and local governments account for the vast majority of expenditures, though the importance of federal funding has increased over the last decade.

The market for textbooks and related offerings consists of “adoption states,” which are states that provide educational funding to school districts for specific programs based on pre-set adoption calendars, and “open territory” states, which are states that do not follow adoption calendars.

The assessments market consists primarily of summative and formative testing. Summative assessments are concluding exams measuring students’ proficiency on a subject or group of subjects, typically purchased at the state level in order to comply with federal testing mandates. Formative assessments, on the other hand, measure student progress throughout the year, often in a classroom environment. Results can be used to effect change in instruction and address individual student needs. They are typically purchased by teachers, schools and districts seeking to improve student outcomes.

The post-secondary content industry serves the needs of students and their professors at degree-granting colleges and universities. In the United States alone, there are over 20 million higher education students. The primary decision maker in choosing a textbook for a course is the professor. Increasingly, professors are also choosing to work with publishers to customize textbooks to their needs by including or excluding specific chapters from third-party content providers and/or including materials from the instructor. Publishers have historically distributed their textbooks to post-secondary students through campus bookstores, but as with other forms of media, higher education textbooks are experiencing a transition towards digital distribution and subscription-based offerings.

Our Business

We manage our business through two reportable segments: (i) HPI, which includes our post-secondary education and professional products both in the United States and internationally; and (ii) SEG, which includes our school and assessment products targeting students in the PreK-12 age group. The principle product categories within HPI and SEG are as follows:

Revenue for each product category as well as the relative % of total revenue for the six months ended June 30, 2012 and the year ended December 31, 2011 is as follows:

(in millions)	Six months		Year ended
	2012	% of total	2011	% of total
HPI
Higher Education	$237	31%	$810	35%
Professional	56	7%	132	6%
International	148	19%	402	18%
SEG
School	227	29%	750	33%
CTB	105	14%	196	9%
Corporate	(3)	—%	2	—%

Total	$770		$2,292

Higher Education

Higher Education products provide instructional content, adaptive learning (an educational method which uses software to tailor the presentation of learning content to each student based on continuous monitoring of a student’s knowledge state and mastery level), assessment and institutional services to students, professors, provosts and presidents in the college, university and postgraduate markets in the United States and around the world. Higher Education’s portfolio of content and services is organized across four key subject groups: (i) Business & Economics; (ii) Science, Engineering & Math; (iii) Humanities, Social Science & Languages; and (iv) Career. Higher Education products hold leadership positions across multiple subjects, with deep domain expertise and resources to deliver quality learning materials to the higher education community. Substantially all of Higher Education’s revenue is generated from individual titles and no individual title accounts for more than 2% of total revenue, which reflects the breadth and depth of Higher Education’s content.

Higher Education offers a comprehensive suite of products that integrates content, technology and online delivery into the learning process and workflow of students and teachers, enabling outcomes-driven instruction and learning. Higher Education products offer a broad range of choices with respect to content format and delivery methodology, ranging from traditional printed textbooks to highly interactive digital content and personalized learning solutions. Print and digital products are made available separately or in value-added bundles which utilize multimedia to integrate instructional content with formative and summative assessments. These bundles optimize and personalize the student learning process by reinforcing key concepts and delivering interactive, experiential academic activities. We believe Higher Education is well-positioned in two important areas of the post-secondary market:

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Custom Content – Higher Education products provide integrated custom content with technology and services to produce individualized solutions for customers ranging from a single instructor, to a department, to an entire institution. With the McGraw-Hill Create™ platform, instructors can pull together course materials by drawing from a library of more than 5,200 textbooks, 20,000 articles and readings, and 38,000 business case studies from leading names such as Harvard Business School. Students have the option of purchasing either a custom printed text or a custom e-Book, each designed specifically for that course. We believe that customized learning solutions maximize the effectiveness of student learning, improve teacher efficiency and deliver attractive economics to Higher Education. As the level of customization increases for a set of instructional materials, we also believe students become more likely to buy and keep the materials instead of buying or renting generic books on the secondary market.

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Digital Solutions – Higher Education products provide a wide range of digital solutions to students and instructors that leverage its content with innovative technology to improve learning outcomes. Digital solutions include, among others, online access to electronic textbooks, online assessment software, personalized digital learning plans, course management software, cloud-based classroom activity capture and replay, and social network and community tools. Our flagship assignment and assessment platform, McGraw-Hill Connect®, is offered for most core freshman- and sophomore-level courses and serves more than 3 million users. In late 2010, McGraw-Hill Education signed a multi-year agreement with Blackboard, Inc. to create a highly integrated version of the popular McGraw-Hill Connect® solution within the Blackboard Learn 9.1 platform. Through this agreement, the companies are making McGraw-Hill Education’s content and digital tools available to institutions that are already using Blackboard Learn to enhance workflow and have access to these resources in one place. Per the 2011 Campus Computing survey Blackboard is deployed at approximately 50% of U.S. post-secondary institutions. Currently, our agreement with Blackboard does not have a significant impact on our financial position, results of operations or cash flows.

Professional

Professional products provide content and subscription-based information services for the professional business, medical, technical and education/test prep communities, including professionals preparing for entry into graduate programs. Professional’s portfolio of knowledge solutions enables lifelong learning and self-improvement for individuals at all stages of their careers with tools and services accessible anytime and anywhere around the world. Professional’s customers include retail trade (online and in-store), academic and government institutions, and corporations.

Professional products provide timely and authoritative knowledge to customers around the world through the release of hundreds of new books each year. Professional’s total title catalog comprises over 8,000 titles, the majority of which are also available as e-Books on devices such as the Kindle, Nook, and iPad. Top retail trade customers include Amazon and Barnes & Noble.

In addition to print and e-Books, Professional offers 17 separate digital subscription services that combine its content and brands with multi-media and online functionality to meet the needs of its individual and institutional customers. With a focus on the medical, science, engineering, and test prep categories, these digital services are sold on a subscription basis to academic institutions, hospitals, and corporations around the world. Key products include the Access™ digital services such as AccessMedicine®, AccessScience®, and AccessEngineering®, as well as JAMAEvidence® (trademark owned by the American Medical Association), OMMBID™, and RadReviewEasy®. Due to the rapid adoption of these digital platform services, Professional is increasingly publishing digital first, releasing content online prior to, or instead of, publishing a print book.

Professional’s products are some of the most global across McGraw-Hill Education’s portfolio (excluding International), with approximately 40% of product sales generated from international markets. We believe that the global appeal of Professional’s product suite, based on world-renowned brands, such as Harrison’s® Principles of Internal Medicine, and the common English-language standard for science, technical and medical information, represents a key growth driver for both the Professional and International products.

International

International products leverage the Company’s global scale and brand recognition and extensive, product portfolio to serve rapidly growing educational and professional markets around the world. Many of

International’s core geographic markets are in high-growth emerging economies undergoing a dramatic socio-economic demographic shift. International products play a role in providing the tools and resources for this rapidly expanding and upwardly mobile population to attain a greater level of education than ever before, to prepare for a broad array of professional careers previously unavailable to them, and to learn the English language. To accelerate its penetration of the international opportunity in educational services, International has entered into a number of strategic global partnerships with providers such as New Oriental, a Beijing-based provider of English language offerings. These are multi-year arrangements in markets that we believe will grow in the coming years and are currently not material to our financial position, results of operations or cash flows.

International develops and sells McGraw-Hill Education products and services to educational, professional and English-language teaching markets in territories around the world. International’s regional presence is organized across the following key geographies: Canada, NECESAF (Northern Europe, Central Europe, and South Africa), Australia, Iberia, India, Latin America, MEA (Middle East & Africa), and Asia (including China). While the business mix and strategic focus of International varies from region to region according to local market dynamics, International’s product portfolio consistently leverages the content, tools, services and expertise from McGraw-Hill Education’s products, and relies on regional capabilities to produce market-specific offerings to satisfy local needs.

International pursues a spectrum of product models to drive top-line growth while maximizing profit contribution, ranging from reselling unmodified United States products, primarily Higher Education and Professional offerings, to creating locally developed product suites customized to each region, as follows:

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Value-added reseller – As a value-added reseller of McGraw-Hill Education’s products and services, International acts as a local sales and marketing agent for existing McGraw-Hill Education products, often supplementing the original product with some degree of local customization, such as translation, light adaptation and/or bundling with locally developed original products. This model leverages the broad scale of McGraw-Hill Education’s product portfolio combined with a local sales footprint and either owned or contracted distribution infrastructure to generate substantial incremental revenue for McGraw-Hill Education’s products while minimizing incremental product development (prepublication) costs. As post-secondary students prepare to enter the knowledge-based global workforce in ever greater numbers, international demand for McGraw-Hill Education’s Higher Education and Professional products is expected to grow.

•

Local product development – International deploys local and regional resources to develop, market and sell educational products tailored to each of its markets. Localized offerings, including heavily adapted versions of United States products, are in greatest demand where local customs, language or market dynamics are highly specific.

As a result of successful negotiations between International and key authors of its School product catalog, as of January 1, 2012, McGraw-Hill Education has the right to sell the majority of the new editions of its domestic School catalog in international markets. Whereas historically virtually all international PreK-12 school sales comprised locally developed offerings, the Company will now be better able to leverage its existing United States School portfolio into English-speaking regions such as Australia and the United Kingdom as basic curriculum and in MEA, Korea and Greater Asia as English-language teaching.

School

School products provide instructional and supplemental content and services to the United States PreK-12 market. School offers a comprehensive portfolio of educational resources to elementary and secondary schools, with a focus on supporting teachers and aligning assessment and instruction to further student achievement. School’s product portfolio contains many hundreds of programs, comprising thousands of individual titles, covering virtually all of the subjects and courses found in PreK-12 curriculums. School also offers a comprehensive suite of next-generation solutions, such as CINCH® Learning, an all-digital multi-media curriculum for K-12 math and 7-12 science delivered through the cloud on a subscription basis. Because student needs, pedagogical approaches, and curricular emphases differ within and across school districts, our extensive product list offers educators a wide range of choices, allowing them to select the instructional materials best suited to their requirements. School’s major product categories are:

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Core Instructional Programs – consist of print and digital products that serve mainstream educators with comprehensive learning solutions. Core instructional programs are designed to provide the entire curriculum for a course, including student instruction, practice, assessment and remediation as well as teacher materials. These programs may have as few as five or six components (such as in certain high school courses) or hundreds of components (such as in PreK-5 reading and math programs). School’s entire elementary and secondary school core instruction portfolio is available in digital format. Core instructional programs comprise approximately 65% of School’s revenues.

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Alternative Core Instructional Programs – provide comprehensive classroom programs for particular segments of the market that require distinct learning methodologies, such as reading teachers who want more directed, skills-oriented programs and math teachers who want more reform-based, hands-on mathematics programs. These programs demand extensive research; specialized authors, editors, text designers, and marketers; and a true consultative selling model.

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Supplemental Products – provide additional learning resources when core program solutions do not meet all of the needs of certain educators, such as extra online practice in multiplication, kits that enhance phonics skills, practice books for basic workplace skills or biography readers for middle school students.

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Intervention Products – help students who are experiencing difficulty in order to accelerate their learning profiles. Nearly all students require extra instructional support at one time or another, and School builds this support into all of its core programs. Approximately 40% of United States elementary through high school students, however, need more frequent or even constant remedial or additional instruction. School has programs that focus on reading and mathematics support, as well as remediation solutions in science, social studies, career and college readiness, workplace skills and other areas of need.

CTB

CTB products provide learning services which encompass a full range of assessment solutions, as well as customized instruction and reporting. CTB serves the PreK-12 and adult education markets, enabling its customers to increase accountability, monitor student progress, inform design of instructional materials and improve learning outcomes. CTB’s offerings are organized into three broad categories, each addressing a distinct segment of market demand for assessment solutions and reflecting a different modality of product development, sales and marketing.

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Formative Solutions – facilitate the monitoring of student progress throughout a semester or course, and enable the delivery of targeted and personalized instruction designed to fulfill each student’s individual learning needs and maximize outcomes. Our flagship formative assessment product, Acuity®, is an award-winning, web-based solution built on a first-of-its-kind performance measurement engine that utilizes proprietary data analytics to help teachers gauge student abilities and deliver data-driven, personalized, standards-based instruction that ensures students remain on track to meet key academic milestones. The Acuity® assessment product suite can be administered online, via handheld student response devices, and/or with paper-and-pencil. In addition to Acuity®, we offer Yearly Progress Pro™ and the Bookette® Benchmark-Tracker® formative testing solutions.

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Shelf – or “off-the-shelf” products primarily include assessments based on national or common standards that are sold without customization to districts, states, adult education providers and foreign departments of education. In general, Shelf products are updated once per year, and sold on an annual contract basis or for a one-time transaction fee. An important development in this market is the Common Core State Standards, which have been developed under the guidance of the National Governor’s Association and the Council of

Chief State School Officers and have already been adopted by 45 states which will transition to them by the 2014-2015 school year. To meet this anticipated need, CTB has launched TerraNova® Common Core, the only field-tested measure of the Common Core State Standards on the market. CTB’s other key Shelf products include TerraNova®, LAS Links® and TABE®.

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Custom – or customized products, include solutions tailored to meet the specific requirements of an educational institution or locality, such as state-specific standards or alignment with a particular course program or curriculum. CTB produces Custom solutions under annual contract for states, large school districts, and foreign countries.

The combination of School’s portfolio of instructional and supplemental solutions with CTB’s assessment offerings creates a comprehensive learning platform for outcomes-focused personalized instruction.

Our Strategy

We will strive to accelerate growth by aligning our capabilities with key market trends and improving profitability by optimizing our core business. To achieve these goals, we will strive to:

Exploit high-growth markets for digital-enabled learning

Educational institutions at all levels are increasingly turning to digital offerings to improve student outcomes and reduce costs. We are at the forefront of the digital transformation, with an extensive portfolio of industry-leading learning solutions that integrate digital content, workflow functionality and innovative technology accessible on computing and mobile devices anytime, anywhere. We believe that our content assets, brand power, sales reach and suite of next-generation digital learning solutions position our various products to benefit from the digital migration.

Build presence in high-growth emerging markets

The rapid economic growth experienced by emerging economies across Asia and Latin America is driving a major demographic shift. Growing middle classes with discretionary income and upward socioeconomic mobility are fueling the growth of both public funding and private spending on education. With a strong local presence, valuable strategic partnerships, and a leading portfolio of content and digital tools, we expect to generate significant annual growth in key emerging markets. However, there can be no guarantee that we will generate the growth anticipated.

Expand educational services

Fueled by the digitization of content and the personalization of learning, and enabled by the accelerating linkage of content, technology and distribution, demand for educational services is experiencing rapid growth both in the United States and overseas. In response to this demand, we have launched a professional development certification program in India and entered into a 21st century skills joint venture with New Oriental Education & Technology Group in China. Despite this demand, revenue from International products has decreased slightly for the six months ended June 30, 2012 and the year ended December 31, 2011 as compared to previous periods due to unfavorable foreign exchange rates and regional conditions, both political and economic, affecting some markets. Competing successfully in the high-growth educational services market requires experience and assets across a broad array of competencies, including instructional design, curriculum development, alignment to standards and the ability to integrate these components into a cohesive offering and deliver solutions at scale to drive efficiency. We believe we are one of the few companies in the world with the capabilities in hand to deliver in this market.

Manage the core business for profitability

Both structural and cyclical factors are currently impacting our business adversely. State adoptions in 2012 are expected to be below normal levels due to short-term budget pressures at the state level. We believe demand for both print and digital offerings may rebound as the economy recovers. To mitigate the current challenges in domestic K-12 spending we reduced our workforce by approximately 540 positions in 2011 to create a more efficient and agile organization. We are also accelerating our product mix shift towards higher-margin digital solutions and subscription services and moving to a more agile product development model which shortens time to market. In addition, we are rationalizing our shared services cost base and optimizing our prepublication investment plan and marketing spend to leverage content, sales and distribution infrastructure across our entire portfolio of products and services. Going forward, we expect to continue our efforts to reduce costs and streamline our operational structure.

Pursue compelling acquisitions and strategic partnerships

We expect to continue to focus on extending our existing capabilities to further expand our presence in educational services. These efforts can be supported with targeted acquisitions and partnerships. As previously mentioned, in November 2011, we announced an agreement with New Oriental Education & Technology Group to form a joint venture company which will provide critical 21st century skills to students across China, and in March 2012, we announced an exclusive partnership with Beijing-based Baby Care, which operates more than 400 Baby Care centers in 180 cities, to provide digital pre-K English language training and further expand our presence in China. Currently, we are actively looking at opportunities in digital learning, adaptive learning and associated services, such as on-line tutoring. Although we are constantly evaluating a range of potential acquisitions and strategic partnerships, we are not currently legally bound by any material plans, proposals, or understandings to complete any of these potential transactions.

Raw Materials, Printing and Binding

Paper is one of the principal raw materials used in our business. The Company has not experienced and does not anticipate experiencing difficulty in obtaining adequate supplies of paper for operations. We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods or services and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier. Further detail is included in the “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Liquidity and Capital Resources—Contractual Obligations” in this Information Statement.

Environmental

The Company generally contracts with independent printers and binders for their services, and our operations are generally not otherwise affected by environmental laws and regulations. However, as the owner and lessee of real property, regardless of fault, it is possible that the Company could face liability if contamination were to be discovered on the properties it owns or leases. The Company is not currently aware of any material environmental liabilities or other material environmental issues relating to its properties or operations and anticipates no material expenditures for compliance with environmental laws or regulations.

Segment and Geographic Data

We have two reportable segments: HPI and SEG. We also report results for the “Corporate” group. The relative contribution of our operating segments to operating revenue, operating income, long-lived assets and geographic area for the three years ended December 31, 2011 is included in Note 9—Segment and Geographic Information, to the combined financial statements, which is included elsewhere in this Information Statement. The relative contribution of our operating segments to operating revenue and operating loss for the six months ended June 30, 2012 and 2011 is included in Note 9 – Segment and Related Information, to the unaudited interim combined financial statements, which is included elsewhere in this Information Statement.

Seasonality

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. Changes in our customers’ ordering patterns may affect the comparison of our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Competition

McGraw-Hill Education is the second largest education company in the world by revenue. McGraw-Hill Education’s product portfolio and customer base span the entire educational spectrum, and as a result McGraw-Hill Education competes with a variety of companies in different product offerings. Competitors include traditional educational publishers such as Pearson Education, Inc., Houghton Mifflin Harcourt Publishing Company, Cengage Learning Holdings II L.P., John Wiley & Sons, Inc., Grupo Santillana and Scholastic Corporation, as well as digital learning services providers such as K12 Inc. and Bisk Education, Inc.

Regulation & Government Funding

Across the globe, education is a strong and growing market. Increasing demand for education is fundamentally driven by rising household wealth. As income increases beyond sustainability thresholds, the demand for greater and higher quality educational access increases disproportionally. Furthermore, as the world continues to shift towards a knowledge-based economy, demand for an educated workforce extends even further. This dynamic creates global implications for education providers.

In the United States, there is renewed focus on the importance of education across the social spectrum. Education discussions have influenced decisions within government at all levels, foundations and corporations. Over the last ten years, the federal government, across both political parties, has committed to improving United States education with programs designed to foster greater accountability, improved outcomes and increased access. These goals have led to the creation of programs like Race to the Top and School Improvement Grants. In addition, the demand for a well-educated workforce continues to grow with the rise of the global knowledge-based economy. To meet this need, the United States government has supported enrollment growth in post-secondary institutions through expanded access to Pell Grants and other funding programs. Simultaneously, these institutions are reevaluating their curricula to ensure that they are meeting the growing demand. The result of this renewed focus is growth in student enrollments combined with increased institutional demand for educational programs that deliver market-appropriate educational experiences.

Internationally, a slightly different dynamic is taking shape. Many developing countries do not have the educational infrastructure to support the rapidly increasing enrollment demands. As these economies continue to grow and generate increasing household wealth, student demand is expected to greatly exceed the existing enrollment capacity. Although these countries are investing significantly to expand their capacity, they are increasingly relying on the private sector to meet this demand. In these markets, educational providers such as McGraw-Hill Education expect to have opportunities to offer full-service solutions to help fulfill their needs.

Even though the recent global economic turmoil has dampened the market for educational providers in the short-term, the long-term trends remain strong. The renewed focus on outcomes-driven instruction is transforming education through the convergence of technology, content and delivery, creating new opportunities for services and integrated solutions. We believe we will be well positioned to respond to these changing market needs.

Our Personnel

As of June 30, 2012, we had approximately 5,300 employees located worldwide, of which approximately 4,000 were employed in the United States.

Properties

Our corporate headquarters are located in leased premises at Two Penn Plaza, New York, NY 10121. We lease office facilities at 84 locations, of which 32 are in the United States. In addition, we occupy real property that either we or McGraw-Hill owns at 11 locations, of which 6 are in the United States. Our properties consist primarily of office space used by our operating segments, and we also utilize warehouse space and book distribution centers. We believe that all of our facilities are well maintained and are suitable and adequate for our current needs.

Legal Proceedings

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material, adverse effect on the Company’s combined financial condition.

Intellectual Property

Our products contain intellectual property delivered through a variety of media, including print and digital. We rely on a combination of patents, trademarks, copyrights, nondisclosure and other agreements to protect our intellectual property and proprietary rights. In that regard, we utilize the intellectual property and proprietary rights protections of the United States and other countries. We believe we have all of the necessary intellectual property rights to distribute our products and services. See “Certain Relationships and Related Party Transactions—Trademark License Agreement” included elsewhere in this Information Statement for further information.

DIVIDEND POLICY

It is our intention to pay a cash dividend to our common stockholders at an estimated initial rate between $[—] and $[—] per share per quarter, or between $[—] and $[—] per year. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2012, on a historical basis and pro forma basis after giving effect to the Separation and Distribution as if it occurred on June 30, 2012.

The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and the historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

In connection with the Separation and Distribution, we will enter into borrowing arrangements including up to a $300 million term loan and up to a $350 million revolving credit facility. In addition, we plan to issue senior notes totaling up to $300 million in aggregate principal amount. We will transfer up to $500 million to McGraw-Hill through a dividend.

We are providing the capitalization table below for informational purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on June 30, 2012 and is not necessarily indicative of our future capitalization or financial condition.

(in millions)	As of June 30, 2012
	Historical	Pro Forma
Cash and equivalents
Cash and equivalents[1]	$99	$199

Debt
Term loans	—	300
Senior notes	—	300

	—	600
Net Investment/Equity
Common stock	—	[—]
Additional paid-in-capital	—	1,136
Parent company investment[1]	1,636	—
Accumulated other comprehensive loss	(50)	(50)

Total Investment/Equity	1,586	1,086

Total Capitalization	$1,586	$1,686

[1]

Historically, cash received by McGraw-Hill Education has been transferred to McGraw-Hill and McGraw-Hill has funded our operating disbursements, capital expenditures and investments in technology and prepublication, as needed. The net effect of transfers of cash to McGraw-Hill’s cash management accounts is reflected in Parent company investment in the historical combined balance sheets. The cash and equivalents balance represents primarily cash that is held by McGraw-Hill Education outside the United States to fund international operations or to be reinvested outside of the United States.

We have not yet finalized our post-Distribution capitalization. We intend to update this information to reflect our anticipated post-Distribution capitalization in future filings.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of McGraw-Hill Education consist of the unaudited pro forma combined statement of operations for the six months ended June 30, 2012 and for the fiscal year ended December 31, 2011 and an unaudited pro forma combined balance sheet as of June 30, 2012. The unaudited pro forma combined financial statements should be read in conjunction with “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our historical combined financial statements included elsewhere in this Information Statement.

The unaudited pro forma combined financial statements have been derived from our historical combined financial statements included in this Information Statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Separation and related agreements occurred as of and for the periods indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the Distribution and related transaction agreements, and that are factually supportable, and for purposes of the statement of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the Separation and related agreements.

The unaudited pro forma combined statement of operations for the six months ended June 30, 2012 and for the fiscal year ended December 31, 2011 reflects our results as if the Separation and related transactions described below had occurred on January 1, 2011. The unaudited pro forma combined balance sheet as of June 30, 2012 reflects our results as if the Separation and related transactions described below had occurred as of such date.

The unaudited pro forma combined financial statements give effect to the following:

•	the contribution by McGraw-Hill to us, pursuant to the Separation, of all the assets and liabilities that comprise our business;

•	the expected transfer to us, upon the Separation, of certain assets and liabilities that were not reflected in our historical combined financial statements;

•

our anticipated post-Separation capital structure, including (i) the issuance of up to approximately [—] million shares of our common stock to holders of McGraw-Hill common shares (this number of shares is based upon the number of McGraw-Hill common shares outstanding on June 30, 2012 and an assumed distribution ratio of one share of McGraw-Hill Education common stock for every three shares of McGraw-Hill common stock held on the record date) and (ii) the incurrence of up to $600 million of indebtedness and a transfer of up to $500 million through a dividend;

•	the impact of, and transactions contemplated by, a Tax Matters Agreement between us and McGraw-Hill and the provisions contained therein; and

•	the settlement of intercompany account balances between us and McGraw-Hill.

The operating expenses reported in our historical combined statements of operations include allocations of certain McGraw-Hill costs. These costs include allocation of McGraw-Hill corporate costs, shared services, and other operating and administration costs that benefit us. As a stand-alone public company, we expect our recurring costs to approximate the expenses historically allocated to us from McGraw-Hill.

We currently estimate costs that we will incur during our transition to being a stand-alone public company to range from approximately $[—] million to $[—] million. We have not adjusted the accompanying unaudited pro forma combined statements of operations for these estimated costs as the costs are not expected to have an ongoing impact on our operating results; they are projected amounts based on subjective estimates and would not be factually supportable. We anticipate that substantially all of these costs will be incurred within 18 months of the Distribution. These costs primarily relate to the following:

•	accounting, tax and other professional costs pertaining to the Distribution and establishing us as a stand-alone public company;

•	compensation, such as modifications to certain bonus awards, upon completion of the Distribution;

•	relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	costs related to establishing our new brand in the marketplace; and

•	costs to separate information systems.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

Additionally, the unaudited pro forma combined statement of operations excludes certain non-recurring separation costs that we expect to incur in connection with the Distribution, including costs related to legal, accounting and consulting services. We expect these costs to be an additional $[—] million to $[—] million to be incurred during the remainder of 2012. We expect all of these costs to be expensed.

PRO FORMA COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2012

(Unaudited)

(in millions, except per share data)	Historical (a)		Financing Adjustments for Separation		Separation and Other Adjustments (b)		Pro Forma for the Financing and Separation
Revenue	$770							$770
Cost of goods sold	221							221

Gross profit	549							549

Operating expenses:
Operating & administration expenses	584				[	—](b)		[—]
Depreciation	21							21
Amortization of intangibles	12							12

Total operating expenses	617							[—]
Other (income) loss	—							[—]

Operating loss	(68)							[—]
Interest income, net	(1)		[—]	(c)				[—]

Loss from operations before taxes on income	(67)							[—]
Provision for taxes on income	(23	)(d)	[—]	(d)				[—]

Net loss	(44)							[—]
Less: net income attributable to noncontrolling interests	—							—

Net loss attributable to McGraw-Hill Education	$(44)						$	[—]

Earnings Per Share:
Basic								[—]	(j)
Diluted								[—]	(k)
Weighted-Average Shares Outstanding
Basic								93.2	(j)
Diluted								95.1	(k)

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

PRO FORMA COMBINED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 2011

(in millions, except per share data)	Historical (a)	Financing Adjustments for Separation		Separation and Other Adjustments (b)		Pro Forma for the Financing and Separation
		(unaudited)		(unaudited)		(unaudited)
Revenue	$2,292					$2,292
Cost of goods sold	603					603

Gross profit	1,689					1,689

Operating expenses:
Operating & administration expenses	1,362			[	—](b)	[—]
Depreciation	42					42
Amortization of intangibles	25					25

Total operating expenses	1,429					[—]

Operating income	260					[—]
Interest income, net	(2)	[—]	(c)			[—]

Income from operations before taxes on income	262					[—]
Provision for taxes on income	95 (d)	[—]	(d)			[—]

Net income	167					[—]
Less: net income attributable to noncontrolling interests	(5)					(5)

Net income attributable to McGraw-Hill Education	$162					$ [—]

Earnings Per Share:
Basic						[—]	(j)
Diluted						[—]	(k)
Weighted-Average Shares Outstanding
Basic						99.3	(j)
Diluted						101.3	(k)

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

PRO FORMA COMBINED BALANCE SHEET

AS OF JUNE 30, 2012

(Unaudited)

(in millions)	Historical (a)	Financing Adjustments for Separation		Separation and Other Adjustments (f)		Pro Forma for the Financing and Separation
ASSETS
Current assets:
Cash and equivalents	$99	$100				$199
Accounts receivable, net	321					321
Inventories, net	296					296
Deferred income taxes	163				(h)	163
Prepaid and other current assets	13					13

Total current assets	892					992

Prepublication costs, net	342					342
Property and equipment, net	149					150
Goodwill	873					873
Other intangible assets, net	169					169
Investments	14					14
Other non-current assets	33				(h)	32

Total assets	$2,472					$2,572

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$71					$71
Accrued royalties	45					45
Accrued compensation and contributions to retirement plans	60					60
Unearned revenue	118					118
Related party debt	220					220
Other current liabilities	84					84

Total current liabilities	598					598

Long-term debt	—	600	(e)			600
Deferred income taxes	187					187
Other non-current liabilities	74					74

Total liabilities	859					1,459

Equity:
Common stock	—					[—]
Additional paid-in-capital	—	1,136	(i)			1,136
Parent company investment	1,636	(1,636	)(g)(i)			—
Accumulated other comprehensive loss	(50)					(50)

Total Parent company equity	1,586					1,086

Total equity - noncontrolling interests	27					27

Total divisional equity	1,613					1,113

Total liabilities and equity	$2,472					$2,572

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)	Our historical combined financial statements reflect the historical financial position and results of operations of the education business of McGraw-Hill, and may not reflect the impact of certain assets and liabilities that will be contributed to us by McGraw-Hill in the Distribution and that are discussed separately in footnote (f).

(b)	Reflects the removal of Distribution costs directly related to the Separation and Distribution that were incurred during the historical period. These costs were primarily for tax, accounting and other professional fees.

(c)	Represents the incremental interest expense related to the additional debt incurred upon Distribution, using [—]%. The interest rates for pro forma purposes are based on assumptions of the rates to be effective on the completion of the Distribution. The adjustment assumes amortization on a straight-line basis, which approximates the effective interest method, of debt issuance costs of $[—] million. A one-eighth percent change in assumed interest rates for our additional debt would have an annual impact of $0.75 million on pro forma interest expense.

(d)	The provision for income taxes reflected in our historical combined financial statements was determined as if McGraw-Hill Education filed separate, stand-alone income tax returns in each relevant jurisdiction. Our effective tax rate reflects the historical assumption that we do not intend to repatriate non-United States earnings. The pro forma adjustments were determined using the statutory tax rate in effect in the respective tax jurisdictions during the periods presented. This adjustment was calculated by applying the statutory tax rate to the pre-tax pro forma adjustment and reflects the estimated tax effects of $[—] million for the six months ended June 30, 2012 and $[—] million for the year ended December 31, 2011.

(e)	Reflects incurrence of up to $600 million of indebtedness, which consists of a $300 million term loan and $300 million of [—]% senior notes due in [—]. The target debt balance at the time of the separation was determined by senior management based on a review of a number of factors including credit ratings consideration, forecast liquidity and capital requirements, expected operating results and general economic conditions.

(f)	Reflects adjustments to assets and liabilities reflected in our historical combined financial statements that will not be retained after the Distribution as well as adjustments to [—] and [—] related to certain assets and liabilities that are expected to be contributed to us by McGraw-Hill as set forth in the Separation and Distribution Agreement.

(g)	Reflects the net distribution to McGraw-Hill of $500 million based upon the anticipated post-Distribution capital structure.

(h)	Reflects adjustments to deferred income taxes and other liabilities in connection with the Separation and Distribution as set forth in the Tax Matters Agreement that will be entered into with McGraw-Hill. Additionally, there will be certain indemnifications extended between McGraw-Hill and us in accordance with the terms of the Tax Matters Agreement. At the time of the Distribution, we will record a liability necessary to recognize the fair value of such indemnifications. The pro forma adjustment does not include such liability. We are currently in the process of determining the impact, if any, on the amount of any liability that may be recognized at the time of the Distribution.

(i)	Adjustment reflects the pro forma recapitalization of our equity. As of the Distribution Date, McGraw-Hill’s net investment in our business will be exchanged to reflect the Distribution of our common stock to McGraw-Hill’s shareholders and to reflect the par value of approximately [—] million outstanding shares of common stock having a par value of $0.01 per share. We have assumed the number of outstanding shares of common stock based on the number of McGraw-Hill common shares outstanding at [—], 2012, which would result in approximately [—] million shares being distributed to holders of McGraw-Hill common shares, at an assumed distribution ratio of one share of McGraw-Hill Education common stock for every three shares of McGraw-Hill common stock held on the record date.

(j)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of McGraw-Hill common shares outstanding on June 30, 2012, adjusted for an assumed distribution ratio of one share of McGraw-Hill Education common stock for every three shares of McGraw-Hill common stock held on the record date.

(k)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential common shares from McGraw-Hill equity plans in which our employees participate based on the distribution ratio. While the actual future impact will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the future dilutive impact of McGraw-Hill Education equity plans.

SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA

The combined operating and balance sheet data included in the following selected financial data reflects the combined operations of McGraw-Hill Education. We derived the combined operating data for the three years ended December 31, 2011, and the combined balance sheet data as of December 31, 2011 and 2010, as set forth below, from the Company’s audited combined financial statements, which are included elsewhere in this Information Statement. We derived the combined operating data for the years ended December 31, 2008 and 2007, and the combined balance sheet data as of December 31, 2009, 2008 and 2007, from the Company’s unaudited combined financial statements. We derived the combined operating data for the six months ended June 30, 2012 and 2011 and the combined balance sheet data as of June 30, 2012 and 2011 from the Company’s unaudited combined financial statements, which are included elsewhere in this Information Statement.

Our historical combined financial statements include allocations of certain expenses from McGraw-Hill, including expenses for costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, corporate governance activities and centrally managed employee benefit arrangements. These costs may not be representative of the future costs we will incur as a stand-alone public company and do not include certain additional costs we may incur as a stand-alone public company that we do not incur as a segment of McGraw-Hill.

In management’s opinion, the unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

The historical combined financial statements included in this Information Statement may not necessarily reflect our financial position, results of operations or cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance. In presenting the financial data in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the amounts reported. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates,” included elsewhere in this Information Statement for detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

(in millions)	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2012	2011	2011		2010		2009		2008		2007
Income statement data:
Revenue	$770	$839	$2,292		$2,433		$2,387		$2,639		$2,706
Operating (loss) income	(68)[1]	(67)	260	[2]	318	[3]	227	[4]	294	[4]	369	[4]
Net (loss) income attributable to McGraw-Hill Education	(44)	(44)	162		200		126		182		248
Balance sheet data:
Total assets	$2,472	$2,545	$2,442		$2,466		$2,635		$2,860		$2,987

[1]	Includes a pre-tax charge of $25 million for costs associated with the execution of the McGraw-Hill Growth and Value Plan, allocated from McGraw-Hill.
[2]

Includes the impact of pre-tax restructuring charges of $41 million, which are comprised of $34 million of restructuring charges related to employees specific to McGraw-Hill Education, and $7 million of restructuring charges allocated from McGraw-Hill related to corporate employees. Also includes a pre-tax charge of $6 million for costs associated with the execution of the McGraw-Hill Growth and Value Plan, allocated from McGraw-Hill.

[3]	Includes the impact of a $4 million pre-tax gain on the sale of McGraw-Hill Education’s Australian secondary education business.
[4]

Includes the impact of pre-tax restructuring charges of $12 million, $25 million and $16 million for the years ended December 31, 2009, 2008 and 2007, respectively, related to employees specific to McGraw-Hill Education.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis provides a narrative of the results of operations and financial condition of McGraw-Hill Education (any references to the “Company,” “we,” “us” or “our” in this section, to the extent they concern periods before the Separation, refer to the McGraw-Hill Education business as operated as part of McGraw-Hill) for the six months ended June 30, 2012 and 2011 and for the years ended December 31, 2011, 2010 and 2009. This section should be read in conjunction with the combined financial statements and accompanying notes included elsewhere in this Information Statement for the six months ended June 30, 2012 and 2011 and for the years ended December 31, 2011, 2010 and 2009, which have been prepared in accordance with U.S. GAAP. The Management’s Discussion and Analysis includes the following sections:

•	Overview

•	Results of Operations

•	Liquidity and Capital Resources

•	Critical Accounting Estimates

•	Recently Adopted Accounting Standards

•	Quantitative and Qualitative Disclosures About Market Risk

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See “Forward-Looking Statements” included elsewhere in this Information Statement.

OVERVIEW

In September 2011, McGraw-Hill announced its comprehensive Growth & Value Plan, which was designed to accelerate growth and increase McGraw-Hill shareholder value. Included in the Growth & Value Plan are plans for the complete legal and structural separation of McGraw-Hill Education, following which McGraw-Hill Education will be an independent, publicly traded company. Prior to the completion of the Distribution, McGraw-Hill will transfer to the Company and its subsidiaries substantially all of the assets and liabilities of the McGraw-Hill Education business. On the Distribution Date, McGraw-Hill will distribute all of the shares of the Company’s stock that it then owns to the common shareholders of McGraw-Hill as of the record date, which is expected to be tax-free for United States federal income tax purposes. Immediately following the Distribution, McGraw-Hill’s shareholders as of the record date will own 100% of the outstanding equity in both companies.

Subsequent to the Separation and Distribution, we expect to incur expenditures consisting primarily of employee-related costs, costs to start up certain stand-alone functions, information technology systems and other transaction-related costs. Additionally, we will incur costs as a result of becoming an independent, publicly traded company, for transition services and from establishing or expanding the corporate support for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, governance, legal, procurement and other services. We believe our cash flows from operations will be sufficient to fund these corporate expenses.

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of McGraw-Hill. Historically, McGraw-Hill has provided services to and funded certain expenses for McGraw-Hill Education. These services and expenses include: (1) global technology operations and infrastructure; (2) global real estate and occupancy; (3) employee benefits; and (4) shared services such as tax, legal, treasury, and finance. The combined financial statements of the Company reflect these expenses. During the six months ended June 30, 2012 and 2011, $187 million and

$197 million, respectively, and during the years ended December 31, 2011, 2010 and 2009, $389 million, $363 million and $350 million, respectively, of expenses for services received from McGraw-Hill or funding for expenses provided by McGraw-Hill were included in the combined statements of income (loss).

The combined financial statements also include general corporate expense allocations, which include costs incurred by McGraw-Hill for the executive department and headquarters. During the six months ended June 30, 2012 and 2011, $53 million and $27 million, respectively, and during the years ended December 31, 2011, 2010 and 2009, we were allocated $66 million, $55 million and $43 million, respectively, in respect of these corporate expenses. These costs are included within operating and administration expenses in the combined statements of income (loss). These expenses have been attributed to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of square feet occupied for occupancy costs, sales, operating profit, headcount or other relevant measures of the Company and McGraw-Hill. The service charges and corporate expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. As a stand-alone public company, we expect our recurring costs to approximate the expenses historically allocated to us from McGraw-Hill.

Key results are as follows:

	Six months ended June 30,					% Change
(in millions)			Year ended December 31,			Six months	Year	Year
	2012	2011	2011	2010	2009	‘12 vs ‘11	‘11 vs ‘10	‘10 vs ‘09
Revenue	$770	$839	$2,292	$2,433	$2,387	(8%)	(6%)	2%
Operating (loss) income	$(68)	$(67)	$260	$318	$227	(1%)	(18%)	40%
Operating margin %	(9%)	(8%)	11%	13%	10%

McGraw-Hill Education consists of two reportable segments: HPI, serving the college and university, professional, international and adult education markets and SEG, serving the elementary and high school markets.

Six months ended June 30, 2012

Revenue and operating results declined 8% and 1%, respectively, for the first six months. Revenue decreased primarily due to decreases in the adoption states as well as open territory sales at SEG. Operating results declined primarily due to decreased revenue, a pre-tax charge of $25 million for costs associated with the execution of McGraw-Hill’s Growth and Value Plan and increased costs mainly for Higher Education products, primarily due to technology requirements and the continuing investment in digital product development. This is partially offset by lower personnel costs as a result of the restructuring actions taken in the fourth quarter of 2011 and lower expenses given the reduced revenue opportunities in the adoption states.

2011

Revenue and operating income declined 6% and 18%, respectively, primarily due to lower sales in both the adoption states and open territory at SEG. Revenue declines were partially offset by increases at HPI. Operating income was also partially affected by increased costs due to technology requirements for learning platforms and enhancements and the continuing investment in digital product development. The Company is focused on leveraging its content and distribution assets into technology platforms that integrate digital content, tools and services.

2010

Revenue improved 2% primarily due to increases in both print and digital sales for Higher Education products at HPI and in adoption state sales at SEG. Operating income improved 40%, primarily due to increased revenue combined with lower costs and expenses, notably reduced prepublication amortization, lower costs related to inventory, cost saving initiatives and savings from the realignment of several business operations within the Company that occurred during the second quarter of 2009. The increases were partially offset by a decline in open territory sales at SEG as well as lower custom testing revenue related to the discontinuation of several contracts.

Outlook

In 2012, we plan to focus on the following strategies for our business:

•	Exploiting high-growth markets for digital-enabled learning;

•	Building presence in important emerging markets;

•	Expanding educational services;

•	Managing the core business for profitability; and

•	Pursuing compelling acquisitions and strategic partnerships.

Uncertainties

There can be no assurance that we will achieve success in implementing any one or more of these strategies. The following factors could unfavorably impact operating results:

•	Lower educational funding as a result of state budget concerns and broader macroeconomic conditions;

•	A decline in enrollment and unfavorable demographic trends;

•	A shift in educational spending patterns in how funds are distributed; and

•	Unanticipated problems in executing McGraw-Hill’s Growth and Value Plan.

Further projections and discussion on our 2012 outlook for our segments can be found within “Results of Operations.”

RESULTS OF OPERATIONS

Combined Review

MD&A Overview

	Six months ended June 30,					% Change
(in millions)			Years ended December 31,			Six months		Year		Year
	2012	2011	2011	2010	2009	‘12 vs ‘11		‘11 vs ‘10		‘10 vs ‘09
Revenue	$770	$839	$2,292	$2,433	$2,387	(8%)		(6%)		2%
Cost of goods sold	221	229	603	641	650	(3%)		(6%)		(1%)

Gross profit	549	610	1,689	1,792	1,737	(10%)		(6%)		3%
Operating expenses:
Operating & administration	584	642	1,362	1,410	1,429	(9%)		(3%)		(1%)
Depreciation	21	22	42	46	57	(5%)		(9%)		(19%)
Amortization of intangibles	12	13	25	22	24	(8%)		14%		(8%)

Total operating expenses	617	677	1,429	1,478	1,510	(9%)		(3%)		(2%)
Other income	—	—	—	(4)	—	N/	M	N/	M	N/	M

Operating (loss) income	(68)	(67)	260	318	227	(1%)		(18%)		40%
Interest (income) expense, net	(1)	(1)	(2)	(1)	1	—		(100%)		N/	M

(Loss) income from operations before taxes on income	(67)	(66)	262	319	226	(2%)		(18%)		41%
Provision for taxes on income	(23)	(22)	95	115	96	(5%)		(17%)		20%

Net (loss) income	(44)	(44)	167	204	130	—		(18%)		57%
Less: net income attributable to NCI	—	—	(5)	(4)	(4)	N/	M	—		—

Net (loss) income attributable to the Company	$(44)	$(44)	$162	$200	$126	—		(19%)		59%

Revenue

Six months ended June 30, 2012

Revenue decreased 8% primarily due to decreases at SEG from lower adoption state and open territory sales and from HPI’s International products, which had lower sales across all regions except the Middle East and India. These decreases were partially offset by higher sales of titles in the Business & Economics product line and continued digital revenue growth.

Foreign exchange rates had an unfavorable impact of $7 million on revenue for the six months. This impact refers to constant currency comparisons estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year.

2011

Revenue decreased 6% primarily due to decreases at SEG, which had lower sales in both the adoption states and open territory, and from HPI’s International products, which had lower sales in Asia, Europe, the Middle East and Africa. These decreases were partially offset by growth at HPI for both print and digital Higher Education products.

Foreign exchange rates had a favorable impact of $13 million on revenue for 2011.

2010

Revenue increased 2% primarily due to increases in both print and digital sales at HPI for Higher Education products and in adoption state sales at SEG. These increases were partially offset by lower open territory sales at SEG.

Foreign exchange rates had a favorable impact of $11 million on revenue for 2010.

Total Expenses

Cost of Sales

Cost of sales primarily consists of manufacturing costs, royalty payments for our various authors and other direct expenses for producing our education material. The following table provides an analysis by segment of our cost of sales:

	Six months ended June 30,		Years ended December 31,			% Change
(in millions)						Six months	Year	Year
	2012	2011	2011	2010	2009	‘12 vs ‘11	‘11 vs ‘10	‘10 vs ‘09
HPI	$141	$144	$407	$405	$399	(2%)	—	2%
SEG	79	84	193	231	248	(6%)	(16%)	(7%)

Total Segments	$220	$228	$600	$636	$647	(4%)	(6%)	(2%)

Corporate	1	1	3	5	3	—	(40%)	67%

Total	$221	$229	$603	$641	$650	(3%)	(6%)	(1%)

Six months ended June 30, 2012

Cost of sales decreased $8 million or 3%. Expenses decreased primarily due to lower manufacturing costs of $8 million given the reduced revenue opportunities within the adoption states and open territories and tight overall cost controls. Manufacturing costs were 45% of total cost of sales for the six months ended June 30, 2012. Royalty payments were relatively flat for the period and were 31% of total cost of sales for the six months ended June 30, 2012.

2011

Cost of sales decreased $38 million or 6%. Expenses decreased primarily due to lower manufacturing costs of $29 million given the reduced revenue opportunities within the adoption states and open territories and tight overall cost controls. Manufacturing costs are 49% of total cost of sales for the year ended December 31, 2011. Royalty payments were relatively flat as compared to the prior-year period and were 34% of total cost of sales for the year ended December 31, 2011.

2010

Cost of sales decreased $9 million or 1%. Expenses decreased primarily due to overall cost-saving initiatives and lower production costs of $16 million at SEG, primarily due to the discontinuation of custom testing contracts in Florida, Arizona and California. This was partially offset by increased royalty payments of $6 million due to growth related to our Higher Education products.

Operating & Administration Expenses

The following table provides an analysis by segment of our operating & administration expenses:

	Six months ended June 30,					% Change
(in millions)			Years ended December 31,			Six months	Year	Year
	2012	2011	2011	2010	2009	‘12 vs ‘11	‘11 vs ‘10	‘10 vs ‘09
HPI	$269	$285	$596	$577	$540	(6%)	3%	7%
SEG	270	338	711	791	864	(20%)	(10%)	(8%)

Total Segments	539	623	1,307	1,368	1,404	(13%)	(4%)	(3%)

Corporate	45	19	55	42	25	N/M	31%	68%

Total	$584	$642	$1,362	$1,410	$1,429	(9%)	(3%)	(1%)

Six months ended June 30, 2012

We recorded a pre-tax charge of $25 million for costs associated with the execution of McGraw-Hill’s Growth and Value Plan, allocated from McGraw-Hill. Excluding these costs, operating & administration expenses decreased $83 million primarily due to lower personnel costs of $29 million as a result of the restructuring actions taken in the fourth quarter of 2011, lower selling and marketing expenses of $24 million given the reduced revenue opportunities in the adoption states, a reduction in the amortization of prepublication costs of $13 million, primarily at SEG, and lower reserve requirements of $8 million.

2011

During the fourth quarter of 2011, we initiated a restructuring plan to create a flatter and more agile organization as part of McGraw-Hill’s Growth & Value Plan. McGraw-Hill Education recorded a pre-tax restructuring charge of $41 million, which is comprised of $34 million of facility exit costs and employee severance costs related to a Company-wide workforce reduction of approximately 540 positions and $7 million of restructuring charges allocated from McGraw-Hill. McGraw-Hill Education also recorded a pre-tax charge of $6 million for costs associated with the execution of McGraw-Hill’s Growth and Value Plan, allocated from McGraw-Hill. Excluding these costs, operating & administration expenses decreased $95 million primarily due to lower selling and marketing expenses of $45 million given the reduced revenue opportunities in the adoption states, a reduction in prepublication costs of $49 million, primarily at SEG as amortization continues to outpace investment, and lower reserve requirements of $12 million. This was partially offset by increased costs at HPI from Higher Education products as a result of the continuing investment in digital product development.

2010

Operating & administration expenses decreased $19 million or 1%. This decrease was driven by reduced prepublication amortization of $27 million, lower costs related to inventory of $16 million and savings from the realignment of several business operations within the Company that occurred during the second quarter of 2009. This was partially offset by increased costs for technology requirements for learning platforms and enhancements and the continuing investment in digital development product at HPI and additional marketing costs of $28 million mainly at SEG relating to increased adoption state opportunities.

Depreciation and Amortization

Six months ended June 30, 2012

Depreciation and amortization decreased $2 million or 6% primarily due to reduced purchases of furniture and computer equipment last year as we focused on continued cost controls.

2011

Total depreciation and amortization was relatively flat compared to 2010 as the increase in amortization resulting from our acquisition of Tegrity LTD in October of 2010 was partially offset by lower depreciation resulting from reduced purchases of furniture and equipment.

2010

Depreciation and amortization decreased $13 million or 16%, primarily due to reduced purchases of furniture and computer equipment in 2009 as we focused on continued cost controls.

Operating Income (Loss)

We consider operating income to be an important measure for evaluating our operating performance and we define operating income as revenues less the related cost of producing the revenues and operating and administration expenses. We also further evaluate operating income for each of the reportable business segments in which we operate.

We internally manage our operations by reference to “segment operating income” and resources are allocated primarily based on segment operating income. Segment operating income is defined as operating income before general corporate expenses, which are centrally managed costs and do not affect the operating results of our segments. Segment operating income is one of the key metrics we use to evaluate operating performance. Segment operating income is not, however, a measure of financial performance under U.S. GAAP, and may not be defined and calculated by other companies in the same manner.

The table below reconciles segment operating results to total operating results:

	Six months ended June 30,		Years ended December 31,			% Change
(in millions)						Six months	Year	Year
	2012	2011	2011	2010	2009	‘12 vs ‘11	‘11 vs ‘10	‘10 vs ‘09
HPI	$20	$(1)	$312	$322	$311	N/M	(3%)	4%
SEG	(39)	(43)	6	45	(49)	9%	(87%)	N/M

Total segment operating (loss) income	(19)	(44)	318	367	262	57%	(13%)	40%

General corporate expense [1]	(49)	(23)	(58)	(49)	(35)	N/M	18%	40%

Total operating (loss) income	$(68)	$(67)	$260	$318	$227	(1%)	(18%)	40%

[1]	Includes depreciation and amortization expense.

Segment Operating (Loss) Income – Segment operating loss for the six months ended June 30, 2012 improved $25 million, or 57%, as compared to the first six months of 2011. Segment operating income for 2011 decreased $49 million, or 13%, as compared to 2010. Segment operating income for 2010 increased $105 million, or 40%, as compared to 2009. The six months ended June 30, 2012 and 2011 reflect the seasonal nature of the business, particularly at SEG, with the first six months being the least significant with negative margins. Segment operating margins were 14%, 15% and 11% for the years ended December 31, 2011, 2010 and 2009, respectively. Lower sales in both the adoption states and open territory impacted the margin in 2011, while continued growth for digital Higher Education products at HPI and increases in the adoption states at SEG contributed to the margin improvement in 2010. See "Segment Review" below for further information.

General Corporate Expense – General corporate expenses, included in operating and administration expenses, mainly include costs incurred by McGraw-Hill for the executive department and headquarters. These expenses have been attributed to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of square feet occupied for occupancy costs, sales, operating profit, headcount or other relevant measures of the Company and McGraw-Hill. During the six months ended June 30, 2012, general corporate expenses increased by $26 million as compared to the first six months of 2011 mainly from a pre-tax charge of $25 million for costs associated with the execution of McGraw-Hill’s Growth and Value Plan, and higher incentive compensation expense due to a higher expected performance achievement at McGraw-Hill compared to prior year. General corporate expenses increased by $9 million or 18% in 2011 mainly from $7 million of restructuring charges allocated from McGraw-Hill and a pre-tax charge of $6 million for costs associated with the execution of McGraw-Hill’s Growth and Value Plan. General corporate expenses increased by $14 million or 40% in 2010 mainly from higher incentive compensation payment due to higher expected performance achievement for McGraw-Hill.

Foreign exchange rates had a favorable impact of $1 million for the six months ended June 30, 2012, a favorable impact of $5 million for 2011 and an unfavorable impact of $1 million for 2010 on operating (loss) income.

This impact refers to constant currency comparisons and the remeasurement of monetary assets and liabilities. Constant currency impacts are estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year. Remeasurement impacts are based on the variance between current-year and prior-year foreign exchange rate fluctuations on assets and liabilities denominated in currencies other than the individual businesses functional currency.

Other Income

During 2010, we recorded a pre-tax gain of $4 million from dispositions in other income within the combined statements of income related to the sale in August of our Australian secondary education business.

Provision for Income Taxes

In preparing our combined financial statements, we have determined our tax provision on a separate stand-alone basis.

Our effective tax rate was 34.4% and 33.5% for the six months ended June 30, 2012 and 2011, respectively.

Our effective tax rate was 36.3%, 35.9% and 42.4% for the years ended December 31, 2011, 2010 and 2009, respectively. The 2009 effective tax rate reflects a change in our assessment of contingent tax liabilities for 2007 and 2008 related to the domestic production activity deduction. This position was also adopted for 2009 and subsequent periods.

We do not expect our 2012 effective tax rate to vary significantly from our 2011 effective tax rate. However, differences could arise from the following factors: intervening audit settlements, changes in federal, state or foreign law and changes in the geographical mix of our income.

Segment Review

Revenue and operating results for our HPI and SEG reflect the seasonal nature of our educational publishing business, with the first quarter generally being the least significant and the third quarter being the most significant. Below is a summary of revenue trends by quarter for the years ended December 31, 2011, 2010 and 2009.

		Revenue as a % of total annual revenue by segment
		Q1	Q2	Q3	Q4
2011
	HPI	15%	18%	38%	29%
	SEG	11%	31%	44%	14%
2010
	HPI	16%	18%	39%	27%
	SEG	10%	29%	48%	13%
2009
	HPI	15%	17%	39%	29%
	SEG	11%	31%	45%	13%

Below is a summary of comparative results of operations for each segment and a more detailed discussion of results.

HPI

(in millions)	Six months ended June 30,		Years ended December 31,			% Change
						Six months	Year	Year
	2012	2011	2011	2010	2009	’12 vs ’11	’11 vs ’10	’10 vs ’09
Revenue
Higher Education	$237	$228	$810	$787	$746	4%	3%	5%
Professional	56	57	132	131	126	(2%)	1%	4%
International	148	156	402	406	403	(5%)	(1%)	1%

Total revenue	$441	$441	$1,344	$1,324	$1,275	—	2%	4%

Operating income (loss)	$20	$(1)	$312	$322	$311	N/M	(3%)	4%
Operating margin %	5%	—	23%	24%	24%

The following items had an impact on results:

Six months ended June 30, 2012

•	Foreign exchange rates had an unfavorable impact of $7 million on revenue and a favorable impact of $1 million on operating income.

2011

•	Foreign exchange rates had favorable impacts of $13 million on revenue and $5 million on operating income.

•	Pre-tax restructuring charges of $19 million were recorded in the fourth quarter, consisting primarily of employee severance costs related to a workforce reduction of approximately 260 positions.

2010

•	Foreign exchange rates had a favorable impact of $11 million on revenue.

Revenue

Six months ended June 30, 2012

Revenue from Higher Education products increased compared to the first six months of 2011 due to higher sales of titles in the Business & Economics product line and continued digital revenue growth, driven by the Homework Management product line, primarily McGraw-Hill Connect® and McGraw-Hill LearnSmart™ . Student activations of McGraw-Hill Connect® more than doubled in the six months over the comparable prior-year period as its adaptive learning tutorial capabilities differentiate the product from our competitors’ offerings.

•

Key titles contributing to the performance of Higher Education in the first six months included Sanderson, Computers in the Medical Office, 7/e; Ober, Gregg College Keyboarding, 11/e; ALEKS, ALEKS Math, 1/e; Garrison, Managerial Accounting, 14/e and Lucas, The Art of Public Speaking, 11/e.

Revenue from Professional products decreased compared to the first six months of 2011, driven by a decline in print book sales resulting from market conditions and the publication of fewer major titles. This was partially offset by double-digit growth for both digital subscription products and eBooks. 36% of revenue for the first six months from Professional’s products was digital, and digital revenue grew by more than 13% as compared to the first six months of 2011. As our digital revenue grows, our overall revenue growth will be impacted by the timing of our revenue recognition on these subscription-based products as revenue is recognized over the term of the subscription.

Revenue from International products decreased compared to the first six months of 2011 driven by the unfavorable impact of foreign exchange rates. Sales were also down across most regions except the Middle East and India, where results benefited from the earlier timing of orders for Higher Education product in 2012 as compared to 2011, and India, due to the timing of orders for Higher Education product.

2011

Revenue from Higher Education products increased from the prior year due to strong growth in several disciplines, notably business and economics, as well as significant growth in digital revenue driven by the Homework Management product line, primarily McGraw-Hill Connect®. Revenue from Higher Education products also increased as instructors and students began to activate McGraw-Hill Connect® through the Blackboard platform. Sales generated by McGraw-Hill Create™ and other custom learning solutions also increased as more and more instructors chose to build their own curriculums.

•

Key titles contributing to performance in 2011 included McConnell, Economics, 19/e; Ober, Gregg College Keyboarding, 11/e; Saladin, Anatomy and Physiology, 6/e; Sanderson, Computers in the Medical Office, 7/e; and Wild, Fundamental Accounting Principles, 20/e.

Revenue from Professional products increased slightly over the prior year due to continued growth in digital subscription revenue and in e-book sales, which were driven by the proliferation of e-reading devices during 2011. These gains were partially offset by a decline in print book sales that was principally the result of conditions in the retail market.

Revenue from International products decreased slightly from the prior year as lower sales in Asia, Europe, the Middle East and Africa, where regional conditions, both political and economic, affected some markets, were offset by growth in Latin America, India and Canada.

2010

Revenue from Higher Education products increased for both print and digital products, driven by higher enrollments in the academic year and by strong publication lists and attractive new digital offerings in all major subject areas.

•

Key titles contributing to performance in 2010 included Nickels, Understanding Businesses, 9/e; Shier, Hole’s Human Anatomy and Physiology, 12/e; Lucas, The Art of Public Speaking, 10/e; Saladin, Anatomy & Physiology, 5/e; and Sanderson, Computers in the Medical Office, 6/e.

•

Digital growth was driven by the continued success of the Homework Management product line, which included new releases on the improved and enhanced McGraw-Hill Connect® platform. E-book revenue also increased over the prior year.

Revenue from Professional products increased over 2009 due to increases in net book publishing sales (including both print books and e-books) as product returns were significantly lower than the prior year. Growth in other digital revenue, primarily from digital subscription products, also contributed to the increase.

Revenue from International products increased slightly over 2009, driven by the favorable impact of foreign exchange rates. Higher sales in the Middle East, Africa and Asia were partially offset by declines in Canada and in other international markets.

Operating Income (Loss)

Six months ended June 30, 2012

In the first six months of 2012 the operating income increased compared to the first six months of 2011, primarily due to reduced personnel costs as a result of the restructuring actions taken in the fourth quarter of 2011. These cost savings were partially offset by technology requirements and the continuing investment in digital product development for Higher Education products.

2011

Operating income declined compared to 2010, primarily due to increased costs for technology requirements for learning platforms and enhancements and the continuing investment in digital product development. HPI is focused on building and acquiring technology platforms to enable a more digital offering.

2010

Operating income improved compared to 2009, primarily due to the increases in sales related to Higher Education products combined with lower costs and expenses, notably cost-saving initiatives and savings from the realignment of several business operations within the segment that occurred during the second quarter of 2009.

Industry Highlights and Outlook

Revenue at HPI is affected by enrollments, higher education funding and the number of courses available to students. The median projected increase in United States college enrollments is a rise of nearly 15% to 24.1 million between 2010 and 2020, according to the National Center for Education Statistics. The United States college new textbook market is $4.5 billion and is expected to grow in the range of approximately 0%-3% in 2012. As technology continues to be the key trend in higher education for course management and content delivery, HPI will continue its digital transformation by aggressively pursuing a variety of e-initiatives, including e-books, homework support for students and online faculty support.

SEG

	Six months ended June 30,					% Change
(in millions)			Years ended December 31,			Six months	Year	Year
	2012	2011	2011	2010	2009	‘12 vs ‘11	‘11 vs ‘10	‘10 vs ‘09
Revenue
School	$227	$288	$750	$914	$885	(21%)	(18%)	3%
CTB	105	111	196	198	229	(5%)	(1%)	(14%)

Total revenue	$332	$399	$946	$1,112	$1,114	(17%)	(15%)	—

Operating (loss) income	$(39)	$(43)	$6	$45	$(49)	9%	(87%)	N/M
Operating margin %	(12%)	(11%)	1%	4%	(4%)

The following items had an impact on results:

2011

•	Pre-tax restructuring charges of $15 million were recorded in the fourth quarter, consisting primarily of employee severance costs related to a workforce reduction of approximately 280 positions.

2010

•	Operating income includes a pre-tax gain of $4 million for the sale of our Australian secondary education business in August 2010.

Revenue

Six months ended June 30, 2012

Revenue at SEG decreased compared to the first six months of 2011, with declines occurring in both the adoption states and open territories. The decline in the adoption states resulted primarily from large 2011 orders for intervention materials in Texas and reading in California that did not repeat this year and a difficult prior-year comparison as a result of a large K-5 reading purchase in California and stronger sales in Indiana, which purchased science and health in 2011, but offered fewer opportunities this year. Partially offsetting the adoption state revenue decline were higher sales in Florida, which is purchasing K-12 social studies this year. Declines in the open territory resulted primarily from lower sales in Maryland, Ohio, Pennsylvania, Alaska, Michigan and Washington.

Custom and formative testing revenue decreased due to planned reductions in the scope of work on several contracts, while non-custom or “shelf” revenue declined as a result of lower sales in some product lines.

2011

Revenue at SEG decreased compared to 2010, primarily due to a decline in adoption state sales that was largely driven by Texas. In 2010 SEG received significant revenue related to the state’s reading/literature adoption, but its 2011 adoption for other curriculum areas offered less revenue potential for SEG. Florida sales declined for the year as opportunities in the year’s science adoption could not match our results in the prior year’s math adoption. Also impacting the revenue decline was our decision to participate in fewer adoption subject categories in several states as a result of funding uncertainties. These decreases were partially offset by higher sales in California, where the state’s largest district, Los Angeles Unified, adopted McGraw-Hill’s California Treasures™ as its new K-5 reading program. Sales were also higher in Louisiana, where our science programs were successful.

Sales in the open territory market decreased from the prior year due to lower sales in Pennsylvania, New York, Ohio, Minnesota and Alaska. A significant factor contributing to the decline was the success SEG had in 2010 capturing federal stimulus funds, which were largely spent by 2011, and thus fewer opportunities were available. Partially offsetting these declines were higher sales in Maryland for elementary reading products.

Custom testing revenue increased slightly, primarily due to increases in the scope of work for a contract in the Middle East, partially offset by the timing of revenue recognition on other projects. Formative assessment declined slightly, as did non-custom or “shelf” revenue. “Shelf” revenue primarily is derived from assessments that are sold “as is” to school districts, states, and other educational agencies. The year’s testing market was affected by lower-than-anticipated spending of Race to the Top funds by the award-winning states and assessment consortia. However, all grants made in 2010 must be spent within a four-year period, which should improve opportunities in 2012, 2013 and 2014.

2010

Revenue was essentially flat compared to 2009, as higher sales in the adoption states were offset by declines in open territory sales and in custom testing revenue that did not repeat due to the discontinuation of contracts in Florida, Arizona and California. SEG’s sales in the adoption states increased from 2009. The largest growth occurred in Texas, which did not adopt new materials in 2009, but conducted a K-12 reading and literature adoption in 2010. Also contributing to the increase were higher sales in Florida, where purchasing was driven by the K-12 math adoption. Offsetting this growth were reductions in sales in Tennessee, where the 2010 adoption offered less potential than the 2009 adoption, and South Carolina, where a scheduled high school math adoption was not funded. Residual sales in the adoption states decreased as compared to 2009 because more schools bought new materials in 2010 for implementation in the fall and, as a result, they reordered fewer previously adopted materials. In the K-12 market, new basal programs are implemented at the beginning of the fall term, and therefore the majority of the purchasing is done in the second and third quarters. In a number of adoption states, pressures on educational budgets caused many school districts to limit or postpone purchases of educational materials during the year.

SEG’s sales in the open territory market decreased from 2009, due to lower sales in Ohio, New Jersey, Missouri and Michigan as a result of state and district budget constraints. Illinois also contributed to the decrease by suspending its textbook loan program, which normally provides purchasing assistance to local districts, during 2010.

In addition to the declines in custom testing, non-custom or “shelf” testing also decreased compared to 2009 across all product lines. These decreases in testing were partially offset by an increase in formative assessment due to the continued growth of SEG’s Acuity® program resulting from new business and renewals of existing business.

Operating Income (Loss)

Six months ended June 30, 2012

In the first six months of 2012 the operating results improved compared to the first six months of 2011, primarily due to reduced expenses in SEG compared to the first six months of 2011. Personnel costs were lower as a result of the restructuring actions taken in the fourth quarter of 2011 and selling and marketing expenses were lower given the reduced revenue opportunities in the adoption states. In addition, tight overall cost control a reduction in amortization of prepublication costs and lower reserve requirements partially offset the revenue decline.

2011

Operating income declined compared to 2010, primarily due to declines in revenue as noted above. This decrease was partially offset by a reduction in amortization of prepublication costs, lower reserve requirements, tight overall cost controls and lower selling and marketing expenses given the reduced revenue opportunities.

2010

Operating income improved compared to 2009, primarily due to lower costs and expenses, notably reduced prepublication amortization, lower costs related to inventory, cost-saving initiatives and savings from the realignment of several business operations within the segment that occurred during the second quarter of 2009.

Industry Highlights and Outlook

According to statistics compiled by the Association of American Publishers, total net sales of elementary and secondary instructional materials decreased by 10.6% through May 2012 compared to 2011. Net sales for the industry in the adoption states decreased by 10.9% compared to the prior-year period, while net sales in the open territory states decreased by 10.4% compared to the prior-year period.

Total United States PreK-12 enrollment for 2011-2012 is estimated at nearly 55 million students, up 0.3% from 2010-2011, according to the National Center for Education Statistics. We project that the 2012 elementary and high school market could decrease by approximately 10% versus the 2011 market, which was $3.3 billion for adoption and open territory sales. This decline reflects lower opportunities in the adoption states, where the most significant reduction is anticipated in Texas. Although there will be some carry-over purchasing from the 2011 adoption, there will be no new adoptions in Texas in 2012. Key adoption opportunities will be offered by K-12 social studies in Florida, K-12 reading and literature in Mississippi, K-12 math in Alabama and continued purchasing of reading and literature in California. As in 2011, the size of the new adoption market in 2012 will depend to a considerable extent on the level of funding provided in each state. In recent years, several adoption states have begun operating more like open territory states in that fewer local districts within these states are purchasing newly state-listed materials in the early years of adoption. In the open territory, however, sales are projected to increase slightly in 2012 after declining in 2011.

LIQUIDITY AND CAPITAL RESOURCES

Funding and Liquidity Strategy

Historically, we have generated operating cash flow and received financial support from McGraw-Hill sufficient to fund our working capital, capital expenditure and financing requirements.

If our cash flows from operations are less than we require, we may need to incur debt or issue equity. From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the arrangements in place at the time of the Separation and Distribution will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (i) our credit ratings, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us. See “Risk Factors” included elsewhere in this Information Statement for a further discussion.

The majority of our operations participate in the United States and international cash management and funding arrangements managed by McGraw-Hill, where cash is swept from our balance sheet daily, and cash to meet our operating and investing needs is provided as needed from McGraw-Hill. Until the Distribution is consummated, McGraw-Hill will continue to provide cash management and other treasury services to us. Transfers of cash both to and from these arrangements are reflected as a component of “Parent company investment” within “Parent company equity” in the combined balance sheets. The cash presented on our combined balance sheets consists primarily of cash from international subsidiaries that do not participate in these arrangements.

Going forward, we may need cash to fund operating activities, working capital, capital expenditures, and strategic investments. Our operating cash flows are also affected by the inherent seasonality of the academic calendar. Following the Distribution, our capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in cash management and funding arrangements with McGraw-Hill. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and our access to the bank and capital markets. We believe that our future cash from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs.

At or prior to the Separation, we will enter into borrowing arrangements including up to a $300 million term loan and up to a $350 million revolving credit facility. In addition, we will issue senior notes totaling up to $300 million in aggregate principal amount. As part of the overall financing plans, we will transfer net proceeds of up to $500 million to McGraw-Hill through a dividend. It is anticipated that the credit facility and cash on hand will provide sufficient funds for our working capital and general corporate needs. The actual terms of the notes and term loan, including interest rate, redemption provisions and maturity, will depend on market conditions at the time of pricing. The interest rate for borrowings under the new credit facility is expected to be generally based on the London Interbank Offered Rate, plus a spread, based upon our debt rating. The actual terms of the new credit facility, including interest rate, commitment, covenants and maturity, will depend on market conditions at the time we enter into the new credit facility.

Cash Flow Overview

Cash and equivalents were $99 million and $92 million as of June 30, 2012 and 2011, respectively. Cash and equivalents were $109 million as of December 31, 2011 and 2010. Cash and equivalents primarily represent cash that is held by McGraw-Hill Education outside the United States to fund international operations or to be reinvested outside of the United States. In the event funds from international operations are needed to fund operations in the United States, we would be required to accrue for and pay taxes in the United States to repatriate these funds.

(in millions)	Six months ended June 30,		Years ended December 31,
	2012	2011	2011	2010	2009
Net cash provided by (used for):
Operating activities	$(145)	$(152)	$421	$686	$637
Investing activities	(85)	(75)	(182)	(199)	(193)
Financing activities	220	206	(234)	(474)	(423)

Operating Activities

Cash used for operating activities decreased $7 million to $145 million in the six months of 2012, mainly due to stronger cash collections in 2012, higher inventory purchases in 2011 driven by increased adoption opportunities, partially offset by accelerated payments to vendors in the first half of 2012 driven by the transition to a new enterprise resource planning system at the end of the second quarter and higher restructuring payments in the first half of 2012.

Cash provided by operating activities decreased $265 million to $421 million in 2011, mainly due to lower operating results, higher extended payment terms provided on a specific state adoption in the fourth quarter of 2011 and slower cash collections, increased payments to vendors and decreased incentive accruals based on lower performance.

Cash provided by operating activities increased $49 million to $686 million in 2010, mainly due to stronger operating results and lower restructuring payments in 2010 compared to 2009. These increases were partially offset by the impact of California and Florida assessment contracts ending in 2009 and decreased adoption market opportunities in 2009 on certain working capital comparisons.

Investing Activities

Our cash outflows from investing activities relate to investments in prepublication costs, capital expenditures and acquisitions, while cash inflows are primarily from dispositions. Cash used for investing activities increased $10 million to $85 million in the first six months of 2012, primarily due to an increase in prepublication investments partially offset by a lower amount of cash paid for acquisitions. Cash used for investing activities decreased $17 million to $182 million in 2011, primarily due to a higher amount of cash paid for acquisitions in 2010. Cash used for investing increased $6 million to $199 million in 2010, primarily due to a higher amount of cash paid for acquisitions, partially offset by a decrease in prepublication investment in 2010 compared to 2009 as we shifted some of our investment into 2011.

In 2011, we acquired assets of Bookette Software Company, a company that develops software and algorithms that are used to score and report educational tests for schools, districts, and state and various other educational systems and entities worldwide, and a minority interest in Inkling, Inc., a company that develops and distributes an interactive learning application used on tablets. In 2010, we acquired substantially all of the assets and certain liabilities of Tegrity Ltd., a software company that focuses on developing lecture capture software used in the higher education market, and a minority interest in Ambow Education Holding Ltd., a company headquartered and publicly traded in China that provides e-learning technologies and education services. In 2009, we did not make any acquisitions.

An important component of McGraw-Hill Education’s cash flow generation is its prepublication efficiency. The Company has been focused on optimizing its prepublication investment to generate content that can be leveraged across its full range of products, maximizing long-term return on investment. Additionally, McGraw-Hill Education has also focused on investments for technology requirements for learning platforms and enhancements and the continuing investment in digital product development.

Financing Activities

Cash provided by (used for) financing activities is primarily due to transfers from and to McGraw-Hill, from which we have obtained financing for our business in the ordinary course. The components of net transfers include: (i) cash transfers from and to the Company to McGraw-Hill, including, but not limited to intercompany dividends, (ii) cash investments from McGraw-Hill used to fund acquisitions, (iii) charges for income taxes, (iv) charges from McGraw-Hill for services to and funding of certain expenses for McGraw-Hill Education and (v) allocations of McGraw-Hill’s corporate expenses, which were effectively settled for cash at the time of the transaction as described in this Information Statement.

Dividends

It is our intention to pay a cash dividend to our common stockholders at an estimated initial rate between $[—] and $[—] per share per quarter, or between $[—] and $[—] per year.

Our Board of Directors will review and approve the declaration and distribution of any future dividends based on an analysis of many factors including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations and available liquidity. There can be no assurance that we will continue to pay any dividend even if we commence the payment of dividends.

Contractual Obligations

We typically have various contractual obligations, which are recorded as liabilities in our combined balance sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized, but are disclosed herein. For example, we are contractually committed to acquire paper and other printing services and make certain minimum lease payments for the use of property under operating lease agreements.

We believe that our future cash from operations, together with our access to funds on hand and capital markets will be adequate for us to execute our business strategy and meet anticipated requirements for lease obligations, capital expenditures and working capital for 2012.

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2011, over the next several years.

(in millions)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases[1]	25	36	15	42	118
Paper and printing services[2]	205	355	263	41	864
Purchase obligations and other[3]	18	26	8	—	52

Total contractual cash obligations	$248	$417	$286	$83	$1,034

[1]	Amounts shown include taxes and escalation payments related to our operating lease obligations.
[2]

We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods or services and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier. These obligations are not recorded in our combined financial statements until contract payment terms take effect.

[3]	“Other” consists primarily of commitments for production support and enhancement activity related to the Oracle ERP system and service contracts for technology labor.

As of December 31, 2011, we had $28 million of liabilities for unrecognized tax benefits. We have excluded the liabilities for unrecognized tax benefits from our contractual obligations table because reasonable estimates of the timing of cash settlements with the respective taxing authorities are not practicable.

Contractual obligations as of December 31, 2011 exclude indebtedness in an amount estimated up to $600 million, which is expected to be incurred in conjunction with the Separation. The net proceeds of the debt issuance are expected to fund a transfer up to $500 million to McGraw-Hill through a dividend. The interest expense on this debt is expected to be approximately $[—] million on an annual basis and is also excluded from the contractual obligations table above.

Off-Balance Sheet Arrangements

As of June 30, 2012, December 31, 2011, June 30, 2011 and December 31, 2010, we did not have any relationships with uncombined entities, such as entities often referred to as specific purpose or variable interest entities where we are the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such we are not exposed to any financial liquidity, market or credit risk that could arise if we had engaged in such relationships.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, valuation of inventories, prepublication costs, valuation of long-lived assets, goodwill, incentive compensation and stock-based compensation, income taxes and contingencies. We base our estimates on historical experience, current developments and on various other assumptions that we believe to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

Management considers an accounting estimate to be critical if it required assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates could have a material effect on our results of operations. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of McGraw-Hill. The Audit Committee has reviewed our disclosure relating to them in this section.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our combined financial statements. These policies are described in detail as of and for the year ended December 31, 2011. Since that date there have been no changes to our critical accounting estimates.

Revenue Recognition

Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured.

Arrangements with multiple deliverables

Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered. Because we determine the basis for allocating consideration to each deliverable primarily on prices experienced from completed sales, over time the portion of consideration allocated to each deliverable in a multiple deliverable arrangement may increase or decrease depending on the most recent selling price of a comparable product or service sold on a standalone basis. For example, as the demand for and prevalence of digital products increases, we may be required to increase the amount of consideration allocable to digital products included in multiple deliverable arrangements because the fair value of such products or services may increase relative to other products or services bundled in the arrangement. Conversely, in the event that demand for our print products decreases thereby causing us to experience reduced prices on our print products, we may be required to allocate less consideration to our print products in our arrangements that include multiple deliverables.

Subscription based products

Subscription income is recognized over the related subscription period that the subscription is available and is used by the customer. For the three years ended December 31, 2011, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. Included among the underlying assumptions related to our estimates that impact the recognition of subscription income is the period that our subscriptions are accessed by our customers, the extent of our responsibility to provide access to our subscription based products, and the extent of complementary support services customers demand to access our products. Based on our current outlook these assumptions are not expected to significantly change in 2012.

Service arrangements

Revenue from multi-year contractual arrangements, such as contracts to design, process, and deliver standardized tests for school districts, is recognized as performance occurs. The assumptions, risks and uncertainties inherent in long-term contract accounting can impact the amounts and timing of revenue reported. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts and revenue is recognized using a proportional performance method, where revenue is recognized based on an identifiable output measure, which is generally labor hours. Losses on contracts are recognized in the period in which the loss first becomes foreseeable. Contract losses are measured as the amount that the estimated total costs to complete the contract exceed the estimated total revenues that will be generated by the contract. Our estimate of the labor hours that are required to be provided for our service arrangements is affected by a number of factors including the complexity of the arrangement, changes to the contract requested by the customer during the contract term, and additional subcontractors whose expertise may be required to complete the projects within specified parameters.

Allowance for Doubtful Accounts and Sales Returns

The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The impact on operating income for a one percentage point change in the allowance for doubtful accounts is approximately $6 million. A significant estimate, particularly within HPI, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns in HPI vary by one percentage point the impact on operating income would be approximately $12 million.

For the three years ended December 31, 2011, we made no material changes in our assumptions regarding the determination of the allowance for doubtful accounts and sales returns. Based on our current outlook these assumptions are not expected to significantly change in 2012.

Inventories

Inventories, consisting principally of books, are stated at the lower of cost (first-in, first-out) or market. A significant estimate is the reserve for inventory obsolescence. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand. The impact on operating income for a one percentage point change in the estimate for inventory obsolescence is approximately $3 million.

For the three years ended December 31, 2011, we made no material changes in our assumptions regarding the determination of the valuation of inventories and reserve for inventory obsolescence. Based on our current outlook these assumptions are not expected to significantly change in 2012.

Prepublication Costs

Prepublication costs, which include both the cost of developing education content and the development of testing, scoring and assessment solution products, are initially capitalized and subsequently amortized. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the title is expected to generate probable future economic benefits and are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years. Costs are amortized using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities. In evaluating recoverability, we consider our current assessment of the marketplace, industry trends and the projected success of programs.

For the year ended December 31, 2011, prepublication amortization expense was $198 million, representing 14% of operating expenses and 10% of our total expenses. The impact on combined amortization expense for a one percentage point change in the annual prepublication amortization is approximately $2 million.

For the three years ended December 31, 2011, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied. Based on our current outlook these assumptions are not expected to significantly change in 2012.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the three years ended December 31, 2011.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2011 and 2010, the carrying value of goodwill was $880 million and $879 million, respectively. Goodwill is not amortized, but instead tested for impairment annually during the fourth quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

We determined we had five reporting units for purposes of testing goodwill for impairment. If we later reorganize our businesses or management structure so that our reportable segments change, the reporting units would be revised and goodwill would be reassigned using a relative fair value approach. Goodwill impairment testing at a different reporting unit level could result in recognition of impairment that would not otherwise be recognized at the current reporting unit level.

As part of our annual impairment test of our five reporting units, we initially perform a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. If, based on our evaluation of the events and circumstances that occurred during the year, we do not believe that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units is less than its respective carrying amount we perform a two-step quantitative impairment test. Under the accounting rules in effect in 2010 and 2009, we were automatically required to perform a quantitative impairment test for each of our reporting units.

For 2011, based on our qualitative assessments, we determined that it is more likely than not that our reporting units’ fair value was greater than their respective carrying amounts. Our qualitative assessment included, but was not limited to, consideration of macroeconomic conditions, industry and market conditions, cost factors, cash flows, changes in key Company personnel and our share price.

For all of our reporting units in 2010 and 2009, in the first step of our quantitative impairment test, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using the income approach, which incorporates the use of discounted free cash flow analyses and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The discounted free cash flow analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate.

If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

We performed our impairment assessment of goodwill and concluded that no impairment existed for the three years ended December 31, 2011.

Based on our last quantitative impairment tests for the year ended December 31, 2010, fair value exceeded carrying value by more than 150% at each reporting unit within HPI and by more than 35% at SEG. Goodwill associated with our reporting units within SEG primarily relates to our School reporting unit with goodwill of $403 million as of December 31, 2011. Our CTB reporting unit within SEG has $2 million of goodwill as of December 31, 2011. As discussed above, key assumptions underlying the determination of fair value for the reporting units within SEG were the weighted average cost of capital rate that was used to discount future cash flows and the long-term revenue growth projections. There is greater uncertainty in the area of growth rates and cash flow projections primarily as it relates to revenues. Given the current market conditions and continued uncertainty with state budgets there is a risk that if we do not meet the estimated revenue targets we could experience less growth and diminished cash flows in our School reporting unit that could materially affect the determination of the reporting unit’s fair value and could result in an impairment charge, which could be material to our financial position and results of operations. The weighted average cost of capital rate used was 9% and the long-term revenue growth rate was approximately 2%.

Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. Short-term revenue growth rates could decrease and the discount rate could increase as a result of continued uncertainty with state budgets. Increasing our discount rate by 1% would not have resulted in the carrying value exceeding the applicable fair value of School. We will continue to monitor the recoverability of goodwill at all our reporting units in 2012.

Stock-Based Compensation

McGraw-Hill sponsors the stock plans in which certain employees of McGraw-Hill Education participate. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified in operating and administrative expenses in the combined statements of income.

Stock-based compensation expense for the years ended December 31, 2011, 2010 and 2009, was $24 million, $18 million and $6 million, respectively. Included in stock-based compensation expense is restricted stock and unit awards expense of $18 million in 2011, $13 million in 2010 and $1 million in 2009.

We use a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted:

	Years ended December 31,
	2011	2010	2009
Risk-free average interest rate	0.2-3.5%	0.3-4.2%	0.4-4.1%
Dividend yield	2.8-3.0%	2.9-3.0%	3.3-3.7%
Volatility	21-51%	34-59%	33-75%
Expected life (years)	6.1-6.1	6.1-6.3	5.6-6.0
Weighted-average grant-date fair value per option	$10.62	$10.05	$5.75

Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of McGraw-Hill’s stock price. The risk-free interest rate is the imputed forward rate based on the United States Treasury yield at the date of grant. We use the historical volatility of McGraw-Hill’s stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.

Income Taxes

The Company is included in the consolidated tax return of McGraw-Hill. The current and deferred tax expense recorded in the combined financial statements has been determined by applying the accounting provisions on income taxes as if the Company were a separate taxpayer.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

Our effective tax rate was 36.3%, 35.9% and 42.4% for the years ended December 31, 2011, 2010 and 2009, respectively.

We file income tax returns in the United States federal jurisdiction, various states and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2012. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our combined financial statements.

For our foreign subsidiaries, we have determined that the undistributed earnings relating to these subsidiaries are permanently reinvested within its foreign operations. Accordingly, we have not provided deferred income taxes on these indefinitely reinvested earnings. A future distribution by the foreign subsidiaries of these earnings could result in additional tax liability, which may be material to our future reported results, financial position and cash flows.

For the three years ended December 31, 2011, we made no material changes in our assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect our estimates and assumptions regarding deferred taxes, such as changes in current tax laws and applicable enacted tax rates. Additionally, the Company’s effective tax rate could change from period to period based on non-recurring events, such as the settlement of tax audits, changes in valuation allowances, and tax impact of significant unusual or extraordinary items, as well as recurring factors such as changes in the geographic mix of income.

Contingencies

We are subject to a number of lawsuits and claims that arise in the ordinary course of business. We recognize a liability for such contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because many of these matters are resolved over long periods of time, our estimate of liabilities may change due to new developments, changes in assumptions or changes in our strategy related to the matter.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In September 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that simplified how an entity tests goodwill for impairment. The revised guidance provides an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment. Under the revised guidance, an entity is permitted to first assess qualitative factors to determine whether goodwill impairment exists prior to performing analyses comparing the fair value of a reporting unit to its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is required. Otherwise, no further testing is required. The guidance was effective beginning January 1, 2012; however, early adoption was permitted. We adopted the FASB’s guidance during our fourth quarter ended December 31, 2011. The adoption of this guidance did not have a significant impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance that modified how comprehensive income is presented in an entity’s financial statements. The guidance issued requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of equity. The revised financial statement presentation for comprehensive income was effective for us beginning January 1, 2012 and has been incorporated into this Information Statement.

In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance, which went into effect for us beginning January 1, 2012, did not have a significant impact on our financial position, results of operations or cash flows.

On January 1, 2011, we adopted guidance issued by the FASB on revenue recognition. Under the new guidance, when vendor specific objective evidence or third party evidence of the selling price for a deliverable in a multiple element arrangement cannot be determined, a best estimate of the selling price is required to allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing of when revenue is recognized. Adoption of the new guidance did not have a material impact to our financial position, results of operations or cash flows.

In December 2010, the FASB revised its guidance for disclosure requirements of supplementary pro forma information for business combinations. The objective of the revised guidance is to address diversity in practice regarding pro forma disclosures for revenue and earnings of an acquired entity and specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments, which went into effect on January 1, 2011, will be applied to any future material business combinations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk includes changes in foreign exchange rates. We have operations in various foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the United States dollar is the functional currency. Our principal currency exposures relate to the Euro, British Pound, Australian Dollar, Canadian Dollar and Mexican Peso. We typically have naturally hedged positions in most countries from a local currency perspective with offsetting assets and liabilities. We estimate that a hypothetical 10% adverse movement in the foreign currency exchange rates would not be material to McGraw-Hill Education’s financial position, statement of income or cash flows. We have not entered into any derivative financial instruments for hedging or speculative purposes.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of October 23, 2012, regarding certain of our executive officers following the Distribution. After the Distribution, none of these individuals will continue to be employees of McGraw-Hill. We are in the process of identifying the individuals who will be additional executive officers following the Distribution.

Name	Age	Position
Lloyd G. Waterhouse	60	President and Chief Executive Officer
Patrick Milano	51	Executive Vice President, Chief Financial Officer and Chief Administrative Officer
David B. Stafford	49	Senior Vice President and General Counsel

Mr. Waterhouse was named President and CEO of McGraw-Hill Education in June 2012. Mr. Waterhouse began his career with International Business Machines Corporation (“IBM”) in 1973 in the firm’s data processing division. He later became General Manager of Marketing and Services for IBM Asia Pacific. In 1992, he was appointed President of IBM’s Asia Pacific Services Corporation and later became Director of Global Strategy at IBM. In 1996, Mr. Waterhouse was named General Manager Marketing and Business Development, IBM Global Services, before being promoted to General Manager, E-Business Services, a division focused on consulting, education and training for customers.

In 1999, Mr. Waterhouse became President and Chief Operating Officer, and later Chief Executive Officer, of Reynolds & Reynolds Co., a company primarily focused on software for the automotive industry. In 2006, he was appointed Chief Executive Officer of Harcourt Education, a leader in the United States School Education sector. The parent company of Harcourt Education decided to sell the business in 2007 and it merged with Houghton Mifflin Harcourt at the end of that year. Mr. Waterhouse has since served as a director of SolarWinds, Inc., ITT Educational Services, Ascend Learning LLC, Digimarc Corporation, i2 Technologies, Inc. and Atlantic Mutual Insurance Companies.

Mr. Milano was named Chief Financial Officer and Chief Administrative Officer of McGraw-Hill Education in May 2012. Prior to becoming an officer of McGraw-Hill Education, between 2000 and 2012, Mr. Milano held several Standard and Poor’s leadership and financial roles including his most recent role as Executive Vice President, Operations. Prior to that, Mr. Milano held a number of positions at McGraw-Hill Education, including Senior Vice President of Finance and Operations of Macmillan/McGraw-Hill.

Mr. Stafford was named Senior Vice President and General Counsel in May 2012. Prior to becoming an officer of McGraw-Hill Education, between 2009 and 2012, Mr. Stafford was Vice President and Associate General Counsel of McGraw-Hill. Prior to that he served as Senior Vice President, Corporate Affairs and Executive Assistant to the Chairman.

There are no family relationships among any of the officers named above. Each officer of the Company will hold office from the date of election until the first meeting of the directors held after the next Annual Meeting of Stockholders or until a successor is elected. McGraw-Hill Education has not yet set the date of the first annual meeting to be held following the Distribution.

Board of Directors Following the Distribution

We are in the process of identifying the individuals, in addition to Mr. Waterhouse, who will be our directors following the Distribution, and we will provide details regarding these individuals in an amendment to this Information Statement.

Qualification of Directors

We believe the Board of Directors should consist of individuals with appropriate skills and experiences to meet Board governance responsibilities and contribute effectively to our Company. Under its charter, the Nominating and Corporate Governance Committee will seek to ensure the Board reflects a range of diversity, background, senior management experience and an understanding of marketing, finance, technology, international business matters, education, government regulation and public policy, sufficient to provide sound and prudent guidance with respect to our operations and interests. The Board will seek to maintain a diverse membership, but will not have a separate policy on diversity at the time of the Distribution.

Mr. Waterhouse’s director qualifications are as follows:

His experience in executive roles at Harcourt Education and Reynolds & Reynolds Co. (where he was chief executive officer and chairman from April 2001 through July 2004) has provided him with leadership skills and the ability to analyze and address numerous aspects of a company’s business. His work has included experience in driving strategic direction and encouraging growth at companies. During the course of his career, Mr. Waterhouse has been involved with education- related activities and initiatives for over 19 years. While at IBM, where he served for a number of years as president or general manager of various business units, Mr. Waterhouse held leadership positions with IBM’s internal and external educational-related businesses and managed IBM’s relationships with research universities. Mr. Waterhouse also currently serves as a member of the Board of Visitors of the Penn State Smeal College of Business. His role as CEO of Harcourt Education also gave Mr. Waterhouse direct experience in managing all aspects of an educational publishing business, including knowledge in the area of curriculum development. Mr. Waterhouse has served as a director of public companies for over 12 years.

Composition of the Board of Directors

We currently expect that, upon the consummation of the Separation and Distribution, our Board of Directors will consist of [—] members, a substantial majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and New York Stock Exchange.

Committees of the Board of Directors

Our Board of Directors will establish several standing committees in connection with the discharge of its responsibilities. Effective upon the Distribution, our Board of Directors will have the following committees:

•	Nominating and Corporate Governance;

•	Audit; and

•	Compensation and Leadership Development.

The Chair of each Committee will report to the full Board of Directors as appropriate from time to time. Each Committee will have a charter that will be reviewed by the Nominating and Corporate Governance Committee on a regular basis. In addition to these three standing Committees, the Board of Directors will have an Executive Committee. A brief description of the Nominating and Corporate Governance, Audit and Compensation and Leadership Development Committees follows. A more detailed discussion of the mission, composition and responsibilities of each of the Committees is contained in the Committee’s charter, which will be available on our website: www.[—].com.

Nominating and Corporate Governance

The functions performed by the Nominating and Corporate Governance Committee will include, among other matters:

•	recommending to the Board of Directors the general criteria for selection of director nominees and evaluating possible candidates to serve on the Board;

•	recommending to the Board appropriate compensation to be paid to directors;

•	determining whether any material relationship between a non-management director and the Company might exist that would affect that director’s status as independent;

•	making recommendations, from time to time, to the Board as to matters of corporate governance and periodically monitoring the Board’s performance; and

•	reviewing with the Board succession plans for the Chief Executive Officer and the direct reports to the Chief Executive Officer.

Additional information about the Nominating and Corporate Governance Committee follows:

•

The Committee will consist entirely of independent directors, each of whom will meet New York Stock Exchange listing independence standards and our Company’s independence standards. The initial members of the Committee will be determined prior to the Distribution.

•

The Committee will review with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the then-current composition of the Board. In addition to qualities of intellect, integrity and judgment, this assessment takes into consideration diversity, background, senior management experience and an understanding of marketing, finance, technology, international business matters, education, government regulation and public policy. The Committee will make this determination in the context of an assessment of the perceived needs of the Board at that time.

•	The Committee will evaluate all nominees for director based on these criteria, including nominees recommended by stockholders.

•	The Committee may retain and terminate search firms to identify director candidates. The Committee will have the sole authority to approve the fees and other retention terms of any such firms.

Audit Committee

The Company will have an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements. The Board of Directors will appoint the Committee Chair and will determine which directors serve on the Committee. The Audit Committee’s duties include, among other matters, assisting the Board’s oversight of:

•	the integrity of the Company’s financial statements;

•	the Company’s compliance with legal and regulatory requirements;

•	the qualifications and independence of the Company’s independent Registered Public Accounting Firm; and

•	the performance of the Company’s internal and external auditors.

Additional information about the Audit Committee follows:

•

The size and composition of the Committee will meet the independence requirements set forth in the applicable listing standards of the SEC and New York Stock Exchange and requirements set forth in the Committee’s charter. All members of the Committee will be independent as defined by the following additional SEC independence criteria applicable to Audit Committee members:

•	No Audit Committee member may accept directly or indirectly any consulting, advisory or other compensatory fee from the Company.

•	No Audit Committee member may be an affiliated person of the Company.

•

At least one member of the Committee will qualify as a “financial expert” as defined in the rules of the SEC and the New York Stock Exchange. The initial membership of the Committee will be determined prior to the Distribution.

Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee will consist entirely of independent directors, each of whom will meet New York Stock Exchange listing independence standards and our Company’s independence standards. The initial members of the Committee will be determined prior to the Distribution.

The Compensation and Leadership Development Committee’s duties will include, among other matters:

•	establishing an overall total compensation philosophy for the Company;

•	establishing and approving the compensation to be paid to the Company’s senior management;

•	administering the Company’s incentive compensation plans;

•

establishing performance objectives and approving awards and payments in connection with the Company’s incentive compensation plans to ensure consistency with the Company’s financial and strategic plans and objectives; and

•	reviewing the succession and development plans for executives and other key talent below the direct reports to the Chief Executive Officer.

Processes and Procedures for Determining Director Compensation

The Nominating and Corporate Governance Committee will be solely responsible for determining all matters concerning compensation for the members of the Board who are not employees of the Company. It will not be authorized to delegate its authority to determine director compensation. All compensation recommendations by the Committee will be submitted to the full Board for review and approval. Directors who are employees of the Company will not receive any compensation for their Board services.

The Committee will have sole authority to directly retain external consultants and to commission surveys or analyses that it determines necessary to fulfill its responsibilities.

Executive officers will play no role in determining the amount or form of director compensation. The Committee will annually review the competitiveness of the Company’s director compensation using survey data covering United States public companies in the publishing industries as well as data on similarly sized United States public companies from general industry.

Processes and Procedures for Determining Executive Compensation

The Compensation and Leadership Development Committee will be responsible for approving all matters concerning the Company’s total compensation philosophy, including conducting periodic reviews of the philosophy to ensure it supports the Committee’s objectives and stockholder interests. The Committee will be responsible for administering and interpreting the Key Executive Short-Term Incentive Compensation Plan, the Employee Stock Incentive Plans and all other compensation and benefits plans in which the Company’s senior management will participate.

The Committee will have sole authority to retain and terminate all external consultants and to commission surveys or analyses that it determines necessary to fulfill its responsibilities. Additionally, the Committee will have sole authority to approve the fees of the external consultants.

The Committee will annually review and approve the corporate goals and objectives for the Chief Executive Officer’s compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, establish the Chief Executive Officer’s total compensation and refer its recommendations to the independent directors of the Board of Directors for ratification. The Committee will annually review and approve the individual compensation actions for the direct reports to the Chief Executive Officer.

Compensation Committee Interlocks and Insider Participation

During the Company’s fiscal year ended December 31, 2011, McGraw-Hill Education was a subsidiary of McGraw-Hill and not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as McGraw-Hill Education’s executive officers were made by McGraw-Hill. See “Compensation Discussion and Analysis” included elsewhere in this Information Statement.

Communications with the Board of Directors

Following the Distribution, our Board of Directors will maintain a process for stockholders and interested parties to communicate with the Board. Stockholders and interested parties may communicate with our Board of Directors by writing to the Company’s Secretary, 2 Penn Plaza, New York, New York 10121-0101 or by sending an email to [—].

Relevant communications will be distributed to the Board of Directors or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, certain items unrelated to the Board’s duties and responsibilities will be excluded, such as: business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; resumes and other forms of job inquiries; spam; and surveys. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded. Any communication that is filtered out will be made available to any outside director upon request.

EXECUTIVE COMPENSATION

Prior to the Separation, our business was owned by McGraw-Hill. Therefore, our historical compensation strategy has been determined primarily by McGraw-Hill’s senior management and the Compensation and Leadership Development Committee of the McGraw-Hill Board of Directors (the “McGraw-Hill Compensation Committee”). Except where noted in the following Compensation Discussion and Analysis, the discussion reflects the compensation design features and objectives of the executive compensation programs of McGraw-Hill in place prior to the Distribution applicable to “named executive officers” or “NEOs” at McGraw-Hill.

Following the Distribution, we will form our own Compensation and Leadership Development Committee consisting of independent members of our Board of Directors who will be responsible for approving and overseeing our executive compensation programs, which may differ from the compensation programs in place at McGraw-Hill for 2011.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis is organized into two primary sections:

•

2011 Executive Compensation at McGraw-Hill – This section describes and analyzes the key aspects of executive compensation programs at McGraw-Hill in 2011, with special emphasis on those aspects of the McGraw-Hill compensation program that are relevant to an understanding of the historical compensation paid to our named executive officers.

•

McGraw-Hill Education Compensation Programs – This section discusses the anticipated executive compensation programs at McGraw-Hill Education and the employment agreement between the Company and Mr. Waterhouse.

For a description of the effects of the Separation and Distribution on outstanding long-term incentive awards, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”

McGraw-Hill 2011 Executive Compensation

What is McGraw-Hill’s Overall Compensation Philosophy?

McGraw-Hill’s compensation philosophy is to reward its executives for value-creating performance and to link a significant portion of pay to one or more performance metrics that are intended to create value for McGraw-Hill’s shareholders. Within the framework of pay-for-performance, McGraw-Hill’s compensation practices are implemented in a manner intended to attract the highest quality talent to its executive ranks and retain these individuals by rewarding excellence in leadership and success in the implementation of its business strategy. In 2011, the three key elements of McGraw-Hill’s pay program continued to be base salary, annual cash bonus and long-term incentive awards linked to our common stock.

How Does the McGraw-Hill Growth & Value Plan Impact Executive Compensation?

With regard to the implementation of the Growth & Value Plan, management and the McGraw-Hill Compensation Committee agreed upon the following compensation decisions to be effective for 2012:

•	There are no base salary increases at McGraw-Hill for senior executives in 2012;

•

The McGraw-Hill United States Employee Retirement Plan and the United States Employee Retirement Plan Supplement are frozen effective April 1, 2012. This freeze applies to all United States-based employees;

•

The 2012 long-term incentive award program does not include grants of stock options, but, instead, will use performance share units subject to performance goals established by the McGraw-Hill Compensation Committee;

•	The grant date for the 2012 McGraw-Hill Performance Share Unit Awards is delayed from the normal April 1 grant date until August 1, 2012; and

•

As discussed more fully below, to foster retention of key employees during the period when the Growth & Value Plan is being implemented, McGraw-Hill has increased the amount of cash severance payable to, and provided for enhanced equity vesting treatment for, its employees who are notified of an involuntary termination other than for cause or, in limited circumstances, who give notice of a resignation for good reason during 2012. These enhancements apply to eligible employees of McGraw-Hill under McGraw-Hill’s various severance plans.

What Are the Main Compensation Objectives of McGraw-Hill?

The main objectives of McGraw Hill’s executive compensation program are:

•	To enable McGraw-Hill to hire and retain high-caliber executive talent;

•	To provide appropriate incentives for both business and individual performance;

•	To ensure that McGraw-Hill’s executive incentive programs encourage prudent, but not excessive, risk-taking;

•	To build value for McGraw-Hill’s shareholders by linking a significant portion of compensation to long-term McGraw-Hill performance; and

•	To encourage the acquisition of a significant ownership stake in McGraw-Hill.

What Are the Core Principles and Practices Used to Implement McGraw-Hill’s Executive Compensation Program?

McGraw-Hill uses the following core principles and practices to set the compensation of its NEOs:

•

The McGraw-Hill Compensation Committee reviews competitive market data and individual and corporate performance results in setting the target compensation opportunity level for the McGraw-Hill CEO. A similar process is used in formulating the recommendations to the McGraw-Hill Compensation Committee for the compensation opportunity levels for McGraw-Hill’s other named executive officers.

•

The McGraw-Hill Compensation Committee uses an independent external compensation adviser who reports directly to the McGraw-Hill Compensation Committee in overseeing the executive compensation program. The independent external adviser reviews materials developed for each McGraw-Hill Compensation Committee meeting, provides comments to the Chair of the McGraw-Hill Compensation Committee, and regularly attends McGraw-Hill Compensation Committee meetings. The adviser also conducts studies of compensation issues of concern to the McGraw-Hill Compensation Committee as requested and is permitted to work with management on behalf of the McGraw-Hill Compensation Committee on the development of materials for McGraw-Hill Compensation Committee meetings. Management is also annually provided with market compensation data from a separate compensation advisory firm.

•	For each of its named executive officers, other than the McGraw-Hill CEO, McGraw-Hill uses a “pool approach” for funding the annual cash incentive awards.

•	McGraw-Hill aligns the performance measures and goals that drive the incentive plans to the key strategic measures that McGraw-Hill believes drive long-term value creation for its shareholders.

•

McGraw-Hill uses both objective and subjective measures of performance in setting compensation levels. For 2011, McGraw-Hill used net income and revenue growth as the objective performance measures for funding the corporate annual incentive pool, and McGraw-Hill used earnings per share growth as the objective performance measure for determining the achievement and payment of the long-term performance share unit awards.

•

As a result of the implementation of the Growth & Value Plan, in 2012, McGraw-Hill will be using operating income and the successful Separation and Distribution as the performance measures for the corporate annual incentive pool. McGraw-Hill will continue to use earnings per share growth as the performance measure for determining the achievement and payment of the McGraw-Hill 2012 long-term performance share unit award.

•	McGraw-Hill strives to make the incentive compensation paid to its named executive officers deductible under Section 162(m) of the Internal Revenue Code.

•	McGraw-Hill considers shareholder dilution and accounting expense in determining the amount and type of equity awards.

•	McGraw-Hill does not offer individual employment agreements to its named executive officers and McGraw-Hill does not provide special retirement arrangements for its named executive officers.

•	McGraw-Hill encourages and monitors equity ownership by management, and McGraw-Hill has adopted formal senior executive share ownership guidelines.

•	McGraw-Hill has a Senior Executive Pay Recovery Policy that applies to payments of incentive compensation made under McGraw-Hill’s annual and long-term incentive plans.

What Are the Elements of McGraw-Hill’s Executive Compensation Program?

McGraw-Hill’s executive compensation program consists of the following elements:

•	Base salary;

•	Annual cash incentives under the McGraw-Hill Key Executive Short-Term Incentive Compensation Plan; and

•	Stock-based long-term incentives (performance share units) and stock options under the McGraw-Hill 2002 Stock Incentive Plan.

McGraw-Hill also provides retirement and other post-employment benefits under the McGraw-Hill tax-qualified and non-qualified retirement plans and the McGraw-Hill Senior Executive Severance Plan, health and welfare benefits under McGraw-Hill’s group benefit plans and supplemental death and disability plans, and limited perquisites and other fringe benefits.

How Does McGraw-Hill Use Market Data in Setting Compensation Levels?

For its named executive officers, other than the McGraw-Hill CEO, McGraw-Hill reviews the range of market compensation between the 25th and 75th percentiles for the companies in the compensation surveys described below. For the McGraw-Hill CEO, the McGraw-Hill Compensation Committee reviews a composite of the market data prepared by its independent adviser. These reviews are conducted to provide information about the general market practice for these positions. In general, McGraw-Hill designs the executive compensation program to pay median levels of compensation for target levels of achievement, to pay below median for achievement below target, and to pay above median compensation for significantly higher levels of achievement versus target goals. McGraw-Hill reviews compensation market data in setting base salaries and long-term and short-term incentive opportunities for its NEOs. However, McGraw-Hill does not limit or increase individual incentive payments based solely on these broad compensation market-data reference points.

For purposes of setting the compensation of McGraw-Hill’s named executive officers, a review was made of the 2011 Towers Watson Media Industry Executive Survey, in which McGraw-Hill participates. This survey contains information on base salaries, annual incentives, and equity awards within the publishing, information, and media industries. For 2011, Towers Watson provided compensation information based on data reported by 48 companies participating in the Media Industry Executive Survey, appropriately sized for McGraw-Hill’s revenue, for positions comparable to those of the named executive officers in McGraw-Hill’s proxy statement. The survey data provided by Towers Watson does not identify the specific companies that reported this compensation information. In addition, the McGraw-Hill Compensation Committee, with the assistance of its independent adviser, has also historically considered the compensation data from publicly reported proxy statements for comparable executives in the companies included in the S&P 500 Financial Services Sector. The additional data is used by the McGraw-Hill Compensation Committee and management to evaluate the competitiveness of the total compensation opportunity for certain of McGraw-Hill’s NEOs.

How Does McGraw-Hill Link Executives’ Compensation to Performance?

A significant portion of the compensation paid to McGraw-Hill’s named executive officers is based on McGraw-Hill’s achievement of financial performance goals.

McGraw-Hill’s named executive officers had a large part of their total 2011 compensation opportunity subject to the achievement of revenue and net income goals, which affected the funding of the annual incentive pool from which their bonuses were allocated, and earnings per share goals for a portion of long-term incentive awards. The remaining portion of the long-term incentive awards granted in 2011 consisted of stock option grants, which are aligned with McGraw-Hill’s stock price performance. McGraw-Hill believes that this incentive design provides strong motivation to focus on creating long-term value for shareholders and reinforces the importance of individual performance and contributions to overall performance. Historically, the decisions at McGraw-Hill to grant base salary increases and long-term incentive awards and to determine the amount of annual incentive payouts also are based on subjective evaluation of individual performance.

How Does McGraw-Hill Consider Individual Performance for its Named Executive Officers?

For all employees other than its CEO, McGraw-Hill uses a global Performance Management Program that measures performance against individual qualitative and quantitative goals, behaviors and competencies. The performance evaluations are then used along with other considerations, such as compensation survey data, merit budget increase guidelines, and the consideration of an individual’s potential contributions by the manager, to determine base salary changes, annual incentive payments, and the amount of long-term incentive awards. McGraw-Hill does not use specific corporate performance targets in assessing individual performance of its named executive officers. Those employees with lower performance evaluations are not eligible for compensation increases or annual incentive payments unless and until performance improves to meet their manager’s expectations.

How Does McGraw-Hill Determine Base Salaries?

McGraw-Hill pays a base salary to its named executive officers to provide a fixed amount of cash compensation on which they can rely. Base salaries are reviewed on an annual basis against compensation market data as described above. Increases to base salary are generally based on an assessment of the executives’ individual performance evaluated under the Performance Management Program each year and the guidelines established for merit increases for corporate employees for the year.

In light of the Separation and Distribution contemplated by the Growth & Value Plan in 2012 and the plans to separate into two new market-focused operating companies, McGraw-Hill management and the McGraw-Hill Compensation Committee determined that, for purposes of the 2012 calendar year, no members of McGraw-Hill’s senior management team, including McGraw-Hill’s CEO and its named executive officers, would receive 2012 merit increases.

How Does McGraw-Hill Determine Annual Incentive Plan Funding?

As noted above, the McGraw-Hill annual incentive plan uses an incentive pool design for McGraw-Hill’s named executive officers (other than its CEO) and other corporate employees. The amount of the target annual incentive pool is approved at the start of each year by the McGraw-Hill Compensation Committee. For purposes of constructing the pool, a specified percentage of either base salary or the midpoint of the salary grade level, as applicable according to salary grade level, is used to determine an individual target. For purposes of determining Mr. Milano’s annual incentive under the Standard & Poor’s Annual Incentive Plan, the 2011 target opportunity for those individuals in the pool was based on a percentage of their base salary. For purposes of Mr. Stafford’s annual incentive, the target opportunity for 2011 was based on a percentage of the midpoint of the salary grade level for those individuals in the pool. However, neither targets nor percentages used to calculate them are communicated to individual employees. The target incentive pool is adjusted each year for compensation changes in participant headcount. The actual funding of the pool is determined following year-end by the McGraw-Hill Compensation Committee based on the achievement of approved performance goals, which, for 2011, were revenue and net income.

Each named executive officer’s annual incentive payment is recommended to the McGraw-Hill Compensation Committee by the McGraw-Hill CEO, after review of the individual’s payment history, the funding of the pool, and evaluations of the individual’s performance for the year and contributions to Company performance. The McGraw-Hill CEO position is not included in the corporate annual incentive pool. Instead, the McGraw-Hill Compensation Committee establishes a target annual incentive opportunity that, together with his base salary and long-term incentive grants, is set to be generally competitive with composite median market levels reflecting information from media industry and financial services companies and input from the Committee’s independent consultant.

How Was the McGraw-Hill Annual Incentive Performance Goal Established for 2011?

For awards under the executive annual incentive plan granted to other executive officers of McGraw-Hill for the 2011 performance year, the McGraw-Hill Compensation Committee used a combination of net income (weighted 75%) and revenue (weighted 25%) goals for funding the McGraw-Hill executive incentive pool with the goals for both metrics based on McGraw-Hill growth over the prior year. McGraw-Hill’s 2011 reported net income from continuing operations of $834.4 million was adjusted by the McGraw-Hill Compensation Committee to exclude $42.1 million of after-tax restructuring expense and $6.4 million of after-tax Growth & Value Plan expense. McGraw-Hill’s resulting 2011 adjusted non-GAAP net income from continuing operations was $882.9 million. McGraw-Hill’s 2011 reported revenue of $6.25 billion was not adjusted by the McGraw-Hill Compensation Committee for purposes of determining incentive compensation achievement.

For the net income performance goal, the McGraw-Hill Compensation Committee established a funding schedule with a 0% funding threshold for 0% McGraw-Hill growth; 100% funding for 5.1% McGraw-Hill growth; and 200% funding for 10.0% McGraw-Hill growth. The funding between 0% and 200% was based on a linear goal schedule between 0% and 10% McGraw-Hill growth. The growth goals were calculated based on McGraw-Hill’s 2010 adjusted non-GAAP net income from continuing operations. For the revenue performance goal, the McGraw-Hill Compensation Committee established a funding schedule with a 0% funding threshold for 0% McGraw-Hill growth above 2010 McGraw-Hill revenue; 100% funding for 7.8% McGraw-Hill growth; and 200% funding for 11.7% McGraw-Hill growth. The funding between 0% and 200% was based on a linear schedule between 0% and 11.7% McGraw-Hill growth. In early 2011, the McGraw-Hill Compensation Committee established definitions of net income and revenue to be used for determining the achievement of the net income and revenue performance goals established for incentive compensation purposes.

Mr. Milano participated in the S&P Annual Cash Incentive Plan in 2011. For funding 2011 awards under the S&P Annual Cash Incentive Plan, the McGraw-Hill Compensation Committee used a combination of net operating income as measured against budget (weighted 75%) and revenue (weighted 25%) goals with the goals for both metrics based on McGraw-Hill growth over the prior year. The net operating income funding provided for an 80% to 120% spread. For 2011, the S&P Annual Cash Incentive Plan funded at 75% of target.

How Were Actual 2011 Annual Incentives Determined?

Individual annual incentive payments for McGraw-Hill NEOs are recommended to the McGraw-Hill Compensation Committee by the CEO of McGraw-Hill based primarily on his consideration of their individual performance for the year and the funding of the corporate annual incentive pool. As noted above, for 2011, the McGraw-Hill corporate annual incentive pool funded at 83.9% of target.

How was the Long-Term Performance Share Unit Incentive Goal established for 2011?

For McGraw-Hill’s three-year earnings per share cumulative compound growth goal under the 2011 Performance Share Unit (PSU) Award, the McGraw-Hill Compensation Committee originally established a funding schedule with a 0% payment threshold of 0% growth; 100% payment for 7.36% growth; and 200% payment for 11.07% growth. The payment between 0% and 200% was based on a linear goal schedule between 0% and 11.07% growth. The adjusted non-GAAP earnings per share for 2010 upon which the 2011 growth goal was calculated was $2.69.

McGraw-Hill’s 2010 earnings per share was subsequently amended in 2011 downwards to $2.679 to reflect the reclassification of the Broadcasting Group’s net income into discontinued operations. No change was made to the original 2011 PSU Award earnings per share goal in terms of absolute dollars, resulting in a slight increase in the cumulative compound percentage growth required to achieve the original payment targets. McGraw-Hill’s amended 2011 PSU funding schedule was established with a 0% payment threshold for 0% earnings per share growth; 100% payment for 7.57% growth; and 200% payment for 11.29% growth.

What was the 2011 Earnings Per Share Achievement for Purposes of the 2011 Long-Term Incentive Award?

McGraw-Hill’s reported 2011 diluted earnings per share from continuing operations of $2.75 was adjusted by the McGraw-Hill Compensation Committee to exclude $0.14 of McGraw-Hill restructuring expense and $0.02 of

Growth & Value Plan expense. McGraw-Hill’s resulting 2011 adjusted non-GAAP earnings per share from continuing operations was $2.91. This adjusted earnings per share amount of $2.91 will be used as the 2011 year result under the three-year long-term incentive award covering 2011, 2012 and 2013. McGraw-Hill earnings per share growth for 2011 tracked at a rate of 8.5% against the base year.

How Does McGraw-Hill Determine the Amount and Type of the Long-Term Stock-Based Incentives?

Long-term equity incentives for McGraw-Hill NEOs typically consist of annual awards of performance share units and stock options. The target award amounts are determined to be competitive with median long-term grant values as reflected in the Tower Watson survey results.

The 2011 stock award mix guidelines with respect to McGraw-Hill’s named executive officers provide for awards of 50% in stock options and 50% in performance share units. The Committee believes that the 50%/50% mix of the value of the named executive officers’ long-term incentive award balances stock price growth and goal-based incentives.

With respect to other senior executives of McGraw-Hill, the award mix guidelines provide for awards of 25% in stock options and 75% in performance share units. The Committee believes that this 25%/75% mix minimizes the volatility associated with stock options for these senior executives.

However, for purposes of the 2012 long-term incentive grants, McGraw-Hill management and the McGraw-Hill Compensation Committee determined that in light of the focus on the Separation and Distribution under the Growth & Value Plan, no stock options would be granted. As a result, 2012 long-term incentive target awards will be granted only in the form of performance share units. In addition, to ensure that meaningful progress has been completed on the Growth & Value Plan prior to making the 2012 long-term incentive grants, the grant date for the McGraw-Hill 2012 Performance Share Unit Awards was delayed from the normal April 1 grant date until August 1, 2012.

How Does McGraw-Hill’s Senior Executive Pay Recovery Policy Work?

In the event of a material recalculation or determination of the performance criteria used to determine the annual and long-term incentive payments to McGraw-Hill’s senior executives, the Pay Recovery Policy provides for the recovery of all or a portion of any overpayment. The Policy applies to any payments made within two years following the expiration of the relevant performance period.

How Does IRC Section 162(m) Affect Executives’ Compensation and Why?

Section 162(m) of the Internal Revenue Code limits the amount of compensation paid to each named executive officer that may be deducted to $1 million in any year, unless the compensation qualifies as “performance-based.” The annual cash bonuses and long-term incentive compensation at McGraw-Hill are intended to meet the requirements for performance-based compensation and be fully deductible. However, McGraw-Hill does not have a policy requiring that all compensation be deductible.

How Does McGraw-Hill Encourage a Significant Ownership Stake in the Company?

McGraw-Hill has formal stock ownership guidelines for senior executives that range from an ownership guideline of five times base salary for the CEO to three times base salary for the other named executive officers. These guideline ownership levels were selected to be aligned with competitive information on executive stock ownership guidelines.

What Severance Benefits Does McGraw-Hill Pay to Executives Following Their Termination of Employment and Why?

The severance arrangements with McGraw-Hill’s NEOs are governed by McGraw-Hill’s Senior Executive Severance Plan. Generally, the Senior Executive Severance Plan provides for base salary and benefits continuation in the event of a company-initiated termination (including a “constructive” termination). In general, the severance benefit is service-based, in that longer tenured executives receive larger payment amounts in the event of termination. The maximum benefit is payable under the Senior Executive Severance Plan for all participants, regardless of their years of service, if they terminate employment under specified circumstances following a change-in-control. In addition, following a change-in-control, severance amounts are increased to include the executive’s annual target bonus. The McGraw-Hill Compensation Committee increased the minimum and maximum level of severance benefits payable under the Senior Executive Severance Plan for 2012 in connection with the implementation of the Growth & Value Plan. The increase in severance at McGraw-Hill is set to expire at the end of 2012 and revert to previous levels.

The named executive officers of McGraw-Hill Education, other than Mr. Waterhouse, participate in McGraw-Hill’s Executive Severance Plan and Management Severance Plan. The Executive Severance Plan and Management Severance Plan are described elsewhere in this Information Statement.

For a description of our severance arrangements with Mr. Waterhouse, see “Information Regarding the Compensation of the Chief Executive Officer.”

What Perquisites and Other Fringe Benefits Does McGraw-Hill Provide to Executives and Why?

McGraw-Hill provides the following perquisites to McGraw-Hill NEOs, which are intended to enable McGraw-Hill’s NEOs to conduct McGraw-Hill business more effectively and to allow for greater focus on the demands of their positions: the use of a parking garage in the headquarters building, tax counseling and tax return preparation expense reimbursement, and annual reimbursement for a health club membership. McGraw-Hill does not gross-up income recognized by its NEOs as a result of receiving these perquisites.

McGraw-Hill Education Compensation Programs

Information regarding the McGraw-Hill Education compensation programs will be included in subsequent amendments.

Information Regarding the Compensation of the Chief Executive Officer

Lloyd G. Waterhouse was appointed as the Chief Executive Officer of McGraw-Hill Education effective June 13, 2012 and will continue as our Chief Executive Officer after the Distribution Date. In order to retain the services of Mr. Waterhouse, who had not previously been employed by McGraw-Hill, we concluded that it would be necessary to enter into an employment agreement with him covering periods both prior to and following the Distribution. The terms of the employment agreement described below are the result of arm’s length negotiations between McGraw-Hill and Mr. Waterhouse prior to the inception of his employment with us and were approved by the McGraw-Hill Compensation Committee before the agreement was signed.

Mr. Waterhouse’s employment under his employment agreement (the “Employment Agreement”) began on June 13, 2012 and continues until June 13, 2014, unless terminated earlier under the circumstances set forth in the Employment Agreement or extended by mutual agreement of Mr. Waterhouse and McGraw-Hill Education.

Mr. Waterhouse’s compensation under the Employment Agreement is intended to provide him an appropriate level of fixed compensation and to provide him adequate incentives to complete the separation of McGraw-Hill Education from McGraw-Hill and to create enhanced value for shareholders following the Distribution Date.

Under the Employment Agreement, Mr. Waterhouse earns an initial annual base salary of $1 million. He is also eligible to earn an annual bonus. For the 2012 calendar year, Mr. Waterhouse’s bonus is guaranteed at a minimum of $1 million, and he will have the opportunity to earn up to 200% of the bonus based on his achievement of specified performance goals, including the successful separation of McGraw-Hill Education from McGraw-Hill. For the 2013 calendar year, Mr. Waterhouse’s bonus will consist of a target bonus opportunity equal to 100% of his base salary, and he will have the opportunity to earn less than this bonus or up to 200% of the target bonus based on his achievement of performance goals set prior to the start of the year by our Board of Directors in consultation with him. For the 2014 calendar year, Mr. Waterhouse will participate in the annual incentive plan established by us for our senior executive officers at a level commensurate with his status as our president and chief executive officer.

Under the Employment Agreement, Mr. Waterhouse received a restricted stock unit award with an initial value of $4,000,000 on the date of grant. The restricted stock units were initially valued with reference to the value of McGraw-Hill common stock, but will convert to a liquidated cash value on the Distribution Date based on the average fair market value of McGraw-Hill common stock for the five trading days prior to the Distribution Date. As a result of the Distribution, the stock unit award will fully vest on the Distribution Date, and fifty percent of the value of the award be paid on the Distribution Date and the remainder will be paid to him on the first anniversary of the Distribution Date.

The Employment Agreement provides that in the event that Mr. Waterhouse is terminated without cause, resigns for good reason (in each case, as defined in the Employment Agreement) or his employment is not continued following the expiration of the Employment Agreement on account of McGraw-Hill Education and Mr. Waterhouse failing to agree upon the terms of his continued employment, he will be entitled to receive a severance payment in the amount of two times his base salary, in addition to any payments or benefits that Mr. Waterhouse has earned under the benefit plans and programs in which he participates. In addition, Mr. Waterhouse will be entitled to continued medical and dental coverage under COBRA and an 18-month medical premium subsidy from McGraw-Hill Education paid in a lump sum cash payment equal to 18 times the difference between the applicable COBRA premiums and the standard contribution that active employees are required to make toward the cost of such plans. He is not entitled to participate in any severance plan sponsored or maintained by McGraw-Hill or McGraw-Hill Education.

The Employment Agreement also includes non-competition and non-solicitation provisions effective during the term of the employment and for one year following a termination.

2011 Summary Compensation Table

The information in the following table relates to compensation paid or accrued to the named executive officers for services rendered in all capacities to McGraw-Hill in 2011, 2010 and 2009. The services rendered by these executives in those years were, in some instances, in capacities not equivalent to the positions in which they will serve the Company or our subsidiaries. The information below is therefore not necessarily indicative of the compensation these individuals will receive as executive officers of the Company. For information on the current and past positions held by each named executive officer, see “Management—Executive Officers Following the Distribution.” Mr. Waterhouse was hired in 2012 and, as such, the tables below do not reflect the payment of any compensation for the years 2011, 2010 and 2009. For a description of the employment agreement for our Chief Executive Officer, see “Information Regarding the Compensation of the Chief Executive Officer.” All references in the following tables to stock options, stock awards and other equity awards relate to awards granted by McGraw-Hill for McGraw-Hill common stock. For information on the treatment of equity-based awards after the Distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value ($) (5)	All Other Compensation ($)	Total ($)
L. Waterhouse	2011	$—	$—	$—	$—	$—	$—	$—	$—
President &	2010	$—	$—	$—	$—	$—	$—	$—	$—
Chief Executive Officer	2009	$—	$—	$—	$—	$—	$—	$—	$—

P. Milano	2011	$465,040	$—	$225,000	$225,000	$480,000	$134,919	$87,109	$1,617,068
Executive Vice President,	2010	$450,039	$—	$175,000	$175,000	$500,000	$138,483	$87,584	$1,526,106
Chief Financial Officer &	2009	$434,038	$—	$225,000	$225,000	$390,000	$77,910	$113,614	$1,465,562
Chief Administrative Officer

D. Stafford	2011	$375,988	$15,000	$167,250	$55,750	$108,000	$72,644	$43,308	$837,940
Senior Vice President,	2010	$363,909	$—	$181,500	$60,500	$100,000	$75,951	$41,401	$823,261
General Counsel	2009	$358,531	$—	$181,500	$60,500	$85,000	$49,510	$39,466	$774,507

(1)	This amount reflects the payment to Mr. Stafford of a special recognition bonus.
(2)	The amounts reported in this column include Long-Term Incentive Performance Share Unit (“PSUs”) awards granted under McGraw-Hill’s 2002 Stock Incentive Plan. These dollar amounts represent the value at the grant date based on the probable outcome of the performance conditions under the awards. To calculate the fair value of the awards, the market price on the date of grant is used in accordance with the FASB ASC Topic 718, Stock Compensation, as disclosed in Footnote 8 to the 2011 Consolidated Financial Statements, which appears in McGraw-Hill’s Form 10-K filed with the SEC on February 7, 2012. The amounts shown for the 2009 awards reflect a pay out estimated at 100% of target. The actual amounts paid out under the 2009 awards were 116.74% of target, subject to vesting requirements. The amounts shown for the 2010 awards reflect a pay out estimated at 100% of target. The actual amounts paid out under the 2010 awards were 171.2% of target, subject to vesting requirements. The probable outcome under the 2011 awards was estimated at 100% of target when granted and the awards are currently estimated to pay out at 150% of target subject to vesting requirements. The dollar amounts listed do not necessarily reflect the dollar amounts of compensation actually realized or that may be realized by our named executive officers.
(3)	The amounts reported in this column include stock options granted under McGraw-Hill’s 2002 Stock Incentive Plan. The assumptions used by McGraw-Hill to calculate the stock option awards value were in accordance with FASB ASC Topic 718, Stock Compensation, as disclosed in Footnote 8 to the 2011 Consolidated Financial Statements, which appears in McGraw-Hill’s Form 10-K filed with the SEC on February 7, 2012. The dollar amounts listed do not necessarily reflect the dollar amounts of compensation actually realized or that may be realized by our named executive officers.
(4)	The amounts reported in this column include payments of incentive awards made for the applicable year under the Standard & Poor’s Annual Incentive Plan for Mr. Milano.
(5)	The amounts reported in this column include benefits under: the Employee Retirement Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (general referred to as the “ERP”); and The McGraw-Hill Companies, Inc. Employee Retirement Plan Supplement (generally referred to as the “ERP Supplement” or “ERPS”).

2011 Grants of Plan-Based Awards Table

The following table includes each grant of an award made to the named executive officers in 2011 under any equity-based and non-equity incentive plan of McGraw-Hill:

Name	Grant Date	Date Approved by Compensation and Leadership Development Committee	Target Payout Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards(a)		All Other Option Awards: Number of Securities Underlying Options (#) (b)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards(c)
					Target (#)	Maximum (#)
L. Waterhouse	—	—	—		—	—	—	—	—
P. Milano	4/1/2011	11/30/2010	(d	)	5,741	11,482	—	—	$225,000
	4/1/2011	11/30/2010					21,226	$39.19	$225,000
D. Stafford	4/1/2011	11/30/2010	(d	)	4,268	8,536			$167,250
	4/1/2011	11/30/2010					5,259	$39.19	$55,750

(a)	Reflects performance share units issued under McGraw-Hill’s 2002 Stock Incentive Plan. Shares in the table refer to shares of McGraw-Hill common stock.
(b)	Represents stock option awards issued under McGraw-Hill’s 2002 Stock Incentive Plan. Securities underlying the options refer to shares of McGraw-Hill common stock.
(c)	Grant date fair value of unit and option awards is computed in accordance with FASB ASC Topic 718, Stock Compensation. The fair value disclosed in this column for performance share units represents the total fair value of those awards at the target payout.
(d)	The awards under the S&P Annual Cash Incentive Plan and the Key Executive Short-Term Incentive Compensation Plan are pool based for the named executive officers, and they do not have individual targets or maximum amounts. For further detail, see the answer to How Does McGraw-Hill Determine Annual Incentive Plan Funding?, on page 87.

Additional Information Concerning the Summary Compensation Table and Grants of Plan-Based Awards Table

The following disclosures supplement the information provided in the Summary Compensation Table included elsewhere in this Information Statement and the Grants of Plan-Based Awards Table included elsewhere in this Information Statement.

Stock Awards Column. The amounts shown in the Stock Awards column of the Summary Compensation Table are in respect of shares of McGraw-Hill common stock and represent the amount of the grant date fair value of the performance-based Long-Term Incentive Performance Awards granted under the 2002 Stock Incentive Plan. Under this Plan, the 2009 and 2010 awards covering the 2009-2011 and 2010-2012 cycles were performance based on a one-year EPS goal for McGraw-Hill with a two-year vesting period, with a payment ranging up to a maximum of 150% for the 2009 award and 200% for the 2010 award. As noted in footnote 2 to the Summary Compensation Table above, actual awards under 2009 and 2010 were paid out at 116.74% and 171.2% of target, respectively. The 2011 award vests at the end of a three-year award cycle, with payment ranging up to a maximum of 200% of the shares awarded based on the achievement of cumulative compound diluted earnings per share growth goals for McGraw-Hill established by the Compensation and Leadership Development Committee of McGraw-Hill at the beginning of the award cycle. The award is subject to forfeiture if the minimum performance goal is not attained or if a named executive officer’s employment is terminated for certain reasons before the shares become vested. The maximum values for the 2011, 2010 and 2009 awards are as follows:

Name	2011	2010	2009
L. Waterhouse	$—	$—	$—
P. Milano	$450,000	$350,000	$337,500
D. Stafford	$334,500	$363,000	$272,250

In the event of a change-in-control of McGraw-Hill all of the financial goals are deemed to have been satisfied and the named executive officers would receive the target amount no later than the normal maturity date of the award. Under the 2009 and 2010 awards, the dividends on McGraw-Hill common stock are accrued during the second and third year of the cycle based on the units earned and paid in cash at the time the award is paid. Under the 2011 award, dividends on McGraw-Hill common stock are not accrued.

Option Awards Column. The amounts shown in the Option Awards column of the Summary Compensation Table are in respect of shares of McGraw-Hill common stock and represent the amount of the grant date fair value of stock options granted pursuant to McGraw-Hill’s 2002 Stock Incentive Plan. Under this Plan, these grants were for non-qualified stock options, one-half of which vest on the first anniversary of the grant and the remaining one-half on the second anniversary of the grant. In the event of a change-in-control of McGraw-Hill the options become fully vested. Stock options provide the named executive officers with the right to purchase shares of McGraw-Hill’s common stock at its market value on the date of the grant. Each stock option grant has a ten-year maximum term.

Non-Equity Incentive Plan Compensation Column. The amounts shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table represent the cash awards paid under the Standard & Poor’s Annual Cash Incentive Plan (“ACIP”) for Mr. Milano and the Key Executive Short-Term Incentive Compensation (“STIC”) Plan for other named executives. Under these plans, annual incentives are payable for the achievement of annual financial performance goals for McGraw-Hill established by the Compensation and Leadership Development Committee of McGraw-Hill and for individual performance and contribution. The STIC performance goals are based on revenue and net income goals of McGraw-Hill and the ACIP goals are based on Revenue and Net Operating Income. The earned incentive pool amounts are based on actual performance versus the performance goals established for minimum, target and maximum pool achievement. Under these goals, target achievement results in 100% pool funding, the maximum pool funding is 200% of the target incentive pool, and below target achievement may range down to zero pool funding. Based on McGraw-Hill’s 2011 revenue and adjusted net income, the STIC pool funded at 83.9% and ACIP funded at 75%.

All Other Compensation Column. The amounts shown in the All Other Compensation column of the Summary Compensation Table for 2011 include the items described below.

•

McGraw-Hill made contributions under the 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries and The McGraw-Hill Companies, Inc. 401(k) Savings and Profit Sharing Plan Supplement as follows:

Name	401(k) Savings and Profit Sharing Plan	401(k) Savings and Profit Sharing Plan Supplement
L. Waterhouse	$—	$—
P. Milano	$20,605	$66,504
D. Stafford	$20,605	$22,703

Outstanding Equity Awards at 2011 Fiscal Year End

The following table contains information concerning unexercised options, stock that has not vested, and equity incentive plan awards related to McGraw-Hill common stock outstanding on December 31, 2011 for each of the named executive officers:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (a)	Market Value of Shares or Units of Stock That Have Not Vested ($) (b)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (c)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (b)
L. Waterhouse	—	—		—	—	—	—	—	—
P. Milano	11,000			$38.22	3/31/2014
	4,396			$43.10	3/31/2013
	18,000			$43.25	3/31/2015
	10,613			$46.55	3/31/2013
	9,715			$46.55	3/31/2014
	9,801			$57.81	4/2/2016
	11,027			$ 62.34	4/1/2017
	20,513			$38.67	3/31/2018
	23,077			$22.99	3/31/2019
	8,974	8,975	(d)	$35.60	3/31/2020
		21,226	(e)	$39.19	3/31/2021
						7,746	$348,338	5,741	$258,173
D. Stafford	3,889			$28.12	3/31/2013
	12,130			$38.22	3/31/2014
	9,946			$43.25	3/31/2015
	5,144			$55.84	3/31/2013
	7,475			$57.81	4/2/2016
	7,372			$62.34	4/1/2017
	12,410			$38.67	3/31/2018
	6,205			$22.99	3/31/2019
	3,102	3,103	(d)	$35.60	3/31/2020
		5,259	(e)	$39.19	3/31/2021
						8,036	$361,379	4,268	$191,932

(a)	Represents performance share unit awards under the 2010 award which performance cycle ended on December 31, 2010 with achievement of 171.2%.

(b)	Value based on the closing price of McGraw-Hill common stock on December 30, 2011 of $44.97.
(c)	Represents performance share units under the 2011 award which pays out in March 2014, subject to attainment of performance objectives and vesting periods for the period ending December 31, 2013. For information on the treatment of equity-based awards after the Distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”
(d)	Options will vest on April 1, 2012.
(e)	Options will vest 50% on April 1, 2012 and the remaining 50% will vest on April 1, 2013.

Option Exercises and Stock Vested in 2011

The following table contains information concerning each exercise of stock options and each vesting of Restricted Shares during 2011 for each of the named executive officers:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#) (a)	Value Realized On Vesting ($)
L. Waterhouse	0	$0	0	$0
P. Milano	14,688	$30,787	0	$0
D. Stafford	11,000	$123,427	0	$0

2011 Pension Benefits Table

The named executive officers are entitled to retirement benefits under two defined benefit Plans of McGraw-Hill: the ERP and the ERPS. The following table contains information with respect to each Plan of McGraw-Hill that provides for payments or other benefits to the named executive officers at, following, or in connection with retirement:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($) (a)(b)
L. Waterhouse	ERP	—	$—
	ERPS	—	—

	Total		$—
P. Milano	ERP	24	$289,830
	ERPS	24	397,938

	Total		$687,768
D. Stafford	ERP	19	$235,847
	ERPS	19	159,973

	Total		$395,820

(a)	The benefit amounts shown in the Table are actuarial present values of the benefits accumulated through December 31, 2011, as described below. The actuarial present value is calculated by estimating the expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at an assumed discount rate of 5.10%, would be sufficient on an average basis to provide the estimated future payments based on the benefit currently accrued. The assumed retirement age for each named executive officer is the earliest age at which the executive could retire without any benefit reduction due to age. The actual benefit present values will vary from these estimates depending on many factors, including an executive’s actual retirement age. As of the Distribution, no additional years of credited service will be credited under the ERP and ERPS.

(b)	On April 1, 2012, McGraw-Hill “froze” the U.S. ERP and U.S. ERPS. Final benefits for each named executive officer will be calculated based on that date, and no additional adjustments will be made based on additional service or pay after that date.

Employee Retirement Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries

McGraw-Hill sponsors a qualified defined benefit pension Plan to provide retirement benefits to eligible U.S. based employees of McGraw-Hill. The Plan pays benefits at retirement to participants who terminate or retire from McGraw-Hill after meeting the eligibility requirements for a benefit. The retirement benefit is based on a percentage of a participant’s total Plan compensation during such participant’s employment with McGraw-Hill (this is called a career pay formula).

A Plan participant’s annual benefit accrual under the ERP is calculated as 1% of Plan compensation. The Plan compensation includes the participant’s base salary and short-term incentive award. Because this is a qualified Plan, the Plan compensation is restricted by the compensation limit imposed by the Internal Revenue Code. In 2011, this compensation limit was $245,000. The retirement benefit payable from this Plan is the sum of each year’s annual benefit accrual. This amount is available unreduced at the earlier of the Plan’s normal retirement age of 65 or age 62 if a participant has 10 years of service with McGraw-Hill. If a participant has attained age 55 with 10 years of service with the McGraw-Hill, an early retirement benefit is available. The benefit is reduced by 4% per year for each year of payment prior to age 62 to reflect the earlier payments.

Participants can choose from among several optional forms of annuity payments under the ERP. A participant receives the highest monthly payment under a single life annuity, while the other payment forms result in a lower monthly benefit generally because payment may be made to a surviving joint annuitant or beneficiary following the participant’s death.

The present value estimates shown in the Pension Benefits Table assume payment of the named executive officers’ accumulated benefits under the ERP, based on pay and service earned through December 31, 2011, in the form of a single life annuity commencing on the earliest date the benefits are available unreduced. The values assume a discount rate of 5.10% and a mortality assumption based on the 2012 IRS prescribed mortality table.

The McGraw-Hill Companies, Inc. Employee Retirement Plan Supplement

McGraw-Hill also maintains a non-qualified pension Plan. This Plan is intended to help attract and retain the executive workforce by providing benefits incremental to those permitted under the qualified Plan.

The ERPS is designed to restore retirement benefits that cannot be paid from the ERP due to Internal Revenue Code limits. The benefit provided under the ERPS will effectively equal the difference between the benefit that would have been earned under the ERP, without regard to any pay or benefit limits, and the actual benefit payable from the ERP.

All Plan participants of the ERP are potentially eligible for the ERPS, including each of the named executive officers, provided their ERP benefits are limited by the Internal Revenue Code limits. In general, a participant’s annual accrual under the ERPS is determined based on 1% of the Plan compensation under the ERP in excess of the Internal Revenue Code compensation limit for that year ($245,000 in 2011). The retirement benefit payable under the ERPS is the sum of each year’s annual benefit accrual. ERPS payments commence one year following termination of employment or, if later, age 65 or age 62 with 10 years of service with McGraw-Hill.

The present value estimates shown in the Pension Benefits Table for accumulated benefits under the ERPS are determined using the same payment, interest rate and mortality assumptions as were used to estimate the values shown for the ERP.

The following breakdown shows the retirement benefits that would have been payable to each of the named executive officers had they retired on December 31, 2011:

Name	Plan Name	Present Value of Accumulated Benefit $
L. Waterhouse	ERP	$—
	ERPS	—

	Total	$—
P. Milano	ERP	$231,885
	ERPS	318,379

	Total	$550,264
D. Stafford	ERP	$188,695
	ERPS	127,990

	Total	$316,685

2011 Non-Qualified Deferred Compensation Table

The following Non-Qualified Deferred Compensation Table summarizes the activity during 2011 and account balances in McGraw-Hill’s various non-qualified savings and deferral Plans offered to our named executive officers. The Key Executive Short-Term Incentive Deferred Compensation Plan (“ST Deferred Compensation Plan”) permits the executives to defer amounts previously earned on a pre-tax basis. As discussed below, the McGraw-Hill 401(k) Savings and Profit Sharing Plan Supplement (the “401(k) Supplement Plan”) provides for additional deferrals in excess of tax limits imposed on qualified plans.

Name	Plan	Contributions by McGraw-Hill in Last Fiscal Year ($)(a)	Aggregate Earnings in Last Fiscal Year ($)(b)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
L. Waterhouse	SIPS & ERAPS	$—	$—		$—
	ST Incentive Deferred Comp	—	—		—

	Total:	$—	$—		$—
P. Milano	SIPS & ERAPS	$66,504	$16,570		$615,244
	ST Incentive Deferred Comp	0	0		0

	Total:	$66,504	$16,570		$615,244
D. Stafford	SIPS & ERAPS	$22,703	$8,605		$295,467
	ST Incentive Deferred Comp	0	0		0

	Total:	$22,703	$8,605		$295,467

(a)	Reflects contributions to the 401(k) Supplement Plan for the 2011 fiscal year, all of which are reported in the All Other Compensation column of the Summary Compensation Table included elsewhere in this Information Statement.

(b)	Reflects non-qualified deferred compensation earnings under the 401(k) Supplement Plan and ST Deferred Compensation Plan.

The amounts shown as McGraw-Hill contributions represent employer savings and profit sharing contributions under the 401(k) Supplement Plan. Participants receive a contribution of 4.5% of eligible compensation above the IRS compensation limit ($245,000 in 2011) for the savings plan component and 5% of eligible compensation above the IRS compensation limit for the profit sharing component. Participants are not required to make employee contributions under the 401(k) Supplement Plan to receive the employer contributions to the savings plan component. However, they are required to make the maximum pre-tax contribution under the qualified 401(k) Savings and Profit Sharing Plan in order to receive the supplement. These amounts are also included as

All Other Compensation in the Summary Compensation Table included elsewhere in this Information Statement . Account balances under the 401(k) Supplement Plan are credited with interest at the rate earned on the 401(k) Savings and Profit Sharing Plan Stable Assets fund. The annual rate of interest credited under these Plans was 3.32% for the 2011 fiscal year. Account balances under the 401(k) Supplement Plan are distributed to executives in the year following the year in which the executive terminates employment.

Executives may elect to defer all or part of their annual bonus payment under the ST Deferred Compensation Plan. Earnings on amounts deferred under the ST Deferred Compensation Plan are credited at a rate equal to 120% of the applicable Federal Long-Term Rate as prescribed by the IRS in December of the year prior to the year in which the bonus compensation is credited under the Plan. The interest rate that applied to outstanding balances during the fiscal year was 4.24%. Account balances under the ST Deferred Compensation Plan are distributed to executives in accordance with their individual elections. Participants may elect to receive their deferred award payments in a single lump-sum or in up to 15 equal annual installments. Payments may commence within 60 days of retirement or termination or as of January 1 of the year following the year in which such event occurs.

Potential Payments Upon Termination or Change-in-Control

This section describes the payments and benefits under McGraw-Hill’s severance, incentive and retirement plans that the named executive officers, other than Mr. Waterhouse, would have been eligible to receive in connection with the named executive officer’s termination or a change-in-control. The consummation of the Distribution is not a termination of employment with McGraw-Hill for these purposes and will not result in the payment of any severance benefits to the named executive officers under any severance plan of McGraw-Hill. For a description of our severance arrangements with Mr. Waterhouse, see “Information Regarding the Compensation of the Chief Executive Officer.”

Described below are the specific events that would trigger the payments and benefits, and the estimated payments and benefits that would be provided to the named executive officers upon the occurrence of these events.

Executive Severance Plan

Mr. Milano would have been eligible for severance benefits under McGraw-Hill’s Executive Severance Plan upon the occurrence of the following triggering events:

•	McGraw-Hill terminated the executive other than for cause;

•

the executive resigned due to an adverse change in the executive’s functions, duties or responsibilities that would cause the executive’s position to have substantially less responsibility, importance or scope; or

•	the executive resigned due to a reduction of the executive’s base salary by 10% or more.

In addition, the executive would have been eligible for severance benefits if the executive resigned following a change-in-control of McGraw-Hill because:

•

the executive’s base salary was reduced (other than a reduction of less than 10% as part of a company-wide salary reduction) below the highest rate in effect since the beginning of the 24-month period prior to the change-in-control;

•	the executive’s annual or long-term incentive opportunity was materially less favorable than at any time since the beginning of the 24-month period prior to the change-in-control;

•	the aggregate value of the executive’s pension and welfare benefits was materially reduced;

•	the executive was required to transfer to a principal business location that increases the distance to the executive’s residence by more than 35 miles;

•

there was an adverse change in the executive’s title or reporting relationship or an adverse change by McGraw-Hill in the executive’s authority, functions, duties or responsibilities (other than which results solely from McGraw-Hill ceasing to have a publicly traded class of common stock or the executive no longer serving as the chief executive, or reporting to the chief executive, of an independent, publicly traded company as a result thereof), which change would cause the executive’s position with the McGraw-Hill to become one of substantially less responsibility, importance or scope; or

•	a successor to McGraw-Hill failed to adopt the Plan.

A termination for cause generally means a termination due to misconduct that results in, or could reasonably be expected to result in, material damage to McGraw-Hill’s property, business or reputation.

A change-in-control under McGraw-Hill’s plans generally means:

•	a person or group acquires 20% or more of McGraw-Hill’s voting securities;

•

the members of McGraw-Hill’s Board of Directors on January 28, 1987, together with persons approved by a majority of those members or persons approved by them, no longer make up a majority of the Board;

•

consummation of a merger or consolidation involving McGraw-Hill if McGraw-Hill’s voting securities do not represent more than 50% of the outstanding shares and voting power of the company surviving the transaction; or

•	McGraw-Hill’s shareholders approve its liquidation or dissolution.

A change-in-control by reason of a change in a majority of the Board of McGraw-Hill, as described above, could arise, for example, as a result of a contested election (or elections) in which shareholders elect a majority of the members of the Board from nominees who are not nominated for election by the incumbent Board.

Under the Executive Severance Plan, Mr. Milano would have been eligible to receive the following severance benefits after delivering a general release of claims against McGraw Hill:

•	continued participation in McGraw-Hill’s retirement, life, medical, dental, accidental death and disability insurance benefit plans during a severance period of 12 months;

•

salary continuation payments, made in accordance with the Company’s payroll practices in effect from time to time, for a period of 12 months, plus a lump sum payment equal to six months of base salary to be paid within 30 days following the first anniversary of the termination date; and

•

an additional lump sum severance payment to be paid within 30 days following the first anniversary of the termination date in an amount equal to 10% of the lump sum payment calculated above in lieu of continued benefits after 12 months.

If the triggering event were to occur following a change-in-control of McGraw-Hill, then, assuming Mr. Milano were to deliver a general release, the total severance payments would have been equal to the sum of the executive’s annual base salary and annual target bonus, to be paid over a period of 12 months in accordance with the Company’s payroll practices in effect from time to time, plus a lump sum payment in the amount of six months of base salary and target bonus to be paid within 30 days following the first anniversary of the termination date.

Management Severance Plan

The other named executive officers would have been eligible for severance benefits under the Management Severance Plan upon the triggering event of termination by McGraw-Hill other than for cause.

The severance benefit consisted of continued payment of the executive’s base salary and participation in McGraw-Hill’s retirement, life, medical, accidental death and disability insurance benefit plans during a severance period of up to 12 months.

The following table shows the estimated payments and benefits that would have been provided under the various severance plans to each named executive officer if the executive’s employment had terminated December 31, 2011:

Name	Payment on Termination (a)	Payment on Termination Following Change-in-Control (b)
L. Waterhouse	$—	$—
P. Milano	$710,986	$1,790,250
D. Stafford	$372,924	$372,924

(a)	The estimated payment on termination reflects the amount payable under the plan and the estimated present value of continued benefit coverage during the severance period.
(b)	For Mr. Milano, the estimated payment on termination following change-in-control payable in a lump sum amount includes the severance benefit payable under the plan plus 10% of the severance amount in lieu of continued benefit coverage.

Key Executive Short-Term Incentive Compensation Plan

The named executive officers may receive a portion of their annual bonus award under McGraw-Hill’s Key Executive Short-Term Incentive Compensation Plan if the executive terminates employment because of death, disability or retirement, or if McGraw-Hill terminates the executive other than for cause. To receive a payment under these circumstances, other than for a termination due to the executive’s death, the executive must execute a general release of claims against McGraw-Hill. The amount of the payment is based on the actual achievement of McGraw-Hill performance objectives for the executive’s annual incentive pool based on the mid-point of the target range established for the target level of achievement of the individual performance criteria for the executive under the Plan. Payments are prorated for the period the executive was employed during the year and are made to the executive in a lump sum on the regular payment date under the Plan.

If there is a change-in-control of McGraw-Hill, each named executive officer would have received a payment equal to the average of the named executive officer’s annual bonus payments for the preceding three years, prorated for the period elapsed through the date of the change-in-control. McGraw-Hill would have also been obligated to pay the executive any additional amount necessary to reflect the actual achievement of McGraw-Hill performance objectives and individual performance criteria for the executive through the date of the change-in-control.

The following table shows the estimated payments that would have been provided under the Standard & Poor’s Annual Cash Incentive Plan for Mr. Milano and the Key Executive Short-Term Incentive Compensation Plan to the other named executive officer if the executive’s employment had terminated on December 31, 2011, or if a change-in-control had occurred on that date:

Name	Payment on Termination (a)	Payment on Change-in-Control (b)
L. Waterhouse	$—	$—
P. Milano	$67,500	$430,000
D. Stafford	$52,500	$61,667

(a)	This assumes the midpoint of the payment range for the target level of achievement.
(b)	Reflects the average of the actual payments paid over the last three years.

Stock Incentive Plans. Each of the named executive officers has been granted Performance Share Units and stock options under the McGraw-Hill’s Stock Incentive Plans. For information on the treatment of equity-based awards after the Distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”

Long-Term Performance Awards. If the named executive officer terminates employment due to disability or death, or, with the approval of the Compensation and Leadership Development Committee of McGraw-Hill, if the Company terminates the executive other than for cause, the executive is eligible to receive a portion of the shares that are covered by outstanding awards.

If the executive terminates due to disability, the executive receives the number of shares that would be payable under the terms of the award based on actual performance for the performance period, prorated for the number of years during the award cycle (including the year of termination) that the executive was employed. Delivery of the awarded shares is made in the year following the normal maturity date for the award.

In the event of termination by McGraw-Hill other than for cause, with the approval of the Compensation and Leadership Development Committee of McGraw-Hill, the executive receives the number of shares that would be payable under the terms of the award based on the actual performance for the performance period, prorated for the number of full months during the award cycle that the executive was employed. Delivery of the awarded shares is made in the year following the normal maturity date for the award.

In the case of the executive’s death, the number of shares awarded is based on actual performance through the year of the executive’s death, prorated for the number of years completed during the award cycle (counting the year of the executive’s death as a completed year). Delivery of the awarded shares is made by March 15 of the year following the executive’s death.

In the event of a change-in-control of McGraw-Hill during the performance period, the executive may receive the number of shares that would be payable upon achievement of the higher of the target or actual performance as follows:

•	a prorated number of shares, based on the portion of the award cycle elapsed before the date of the change-in-control, is released to the executive on the date of the change-in-control; and

•

the value of the remaining shares, generally based on the highest price per share paid in the change-in-control, is paid to the executive in a lump sum in the year following the end of the normal maturity date under the awards.

If not already paid, the cash payment described above will be made to the executive in a lump sum upon termination of the executive’s employment due to retirement, disability or death, or by McGraw-Hill other than for cause.

For information on the treatment of equity-based awards after the Distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”

Stock Options. If a named executive officer terminates employment due to death or disability, the executive’s stock options will vest in full. In addition, in the case of death, the options will be exercisable for one year following the date of death, and, in the case of disability, until the end of the option term.

In the event of a change-in-control of McGraw-Hill, all outstanding stock options will vest in full and will either be converted into awards based on the common stock of the surviving company, or paid to the executive in cash. Cash payments under options will be equal to the value of the option shares, generally the highest price per share paid in the change-in-control, less the exercise price of the shares.

For information on the treatment of equity-based awards after the Distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”

The following table shows the estimated payments and benefits that would have been provided to each named executive officer in respect of stock options and Long-Term Awards under the McGraw-Hill’s Stock Incentive Plans if the executive’s employment had terminated on December 31, 2011, or if a change-in-control had occurred on that date:

	Termination of Employment			Change-in-Control
Name	Stock Options (a)	Long-Term Awards (b)	Total	Stock Options (a)	Long-Term Awards (c)	Total
L. Waterhouse	$—	$—	$—	$—	$—	$—
P. Milano	$206,782	$623,717	$830,499	$206,782	$911,980	$1,118,762
D. Stafford	$59,472	$551,302	$610,774	$59,472	$799,742	$859,214

(a)	Reflects accelerated vesting for all unvested stock option awards upon death, disability or with the consent of the Compensation and Leadership Development Committee of McGraw-Hill.
(b)	Reflects pro rata participation and actual achievement in the 2009 and 2010 award cycles and target achievement in the 2011 award cycle through December 31, 2011 upon death, disability, or termination other than for cause (with the consent of the Compensation and Leadership Development Committee of McGraw-Hill).
(c)	Reflects target achievement of the performance goals of McGraw-Hill for the 2011 award and actual achievement for the 2009 and 2010 awards.

Retirement and Other Benefits

Each of the named executive officers is entitled to receive benefits under the ERP and the ERPS and, as described below, the McGraw-Hill’s Management Supplemental Death & Disability Benefits Plan. In addition, the named executive officers participate in The McGraw-Hill Companies, Inc. 401(k) Savings and Profit Sharing Plan and are eligible to participate in the Key Executive Short-Term Incentive Deferred Compensation Plan (except for Mr. Milano).

Employee Retirement Plan and Supplement. Following termination of their employment, the named executive officers are entitled to receive retirement benefits under the ERP and the ERPS, and have accrued the benefits through the end of the 2011 fiscal year. In the event of a change-in-control, the executives will receive, in a lump sum, the actuarial equivalent of their accrued benefits under the ERPS.

Management Supplemental Death & Disability Benefits Plan. Under McGraw-Hill’s Management Supplemental Death & Disability Benefits Plan, if an executive dies before retirement, the executive’s beneficiary would have received a lump sum death benefit equal to 200% of the executive’s base salary in effect at the time of death. In addition, if the executive is disabled prior to age 65, the executive would have been entitled to an annual benefit equal to 50% of the greater of: (a) 1.3 times (1.5 times in the case of Mr. Milano) the executive’s base salary in effect immediately preceding the date of the executive’s disability; or (b) the executive’s highest annual base salary and highest annual target bonus during the preceding 36 months occurring prior to January 1, 2005. The benefit generally would have been offset by other disability or qualified retirement benefits payable to the executive and would have continued until the executive was no longer disabled or reached age 65.

Non-Qualified Deferred Compensation Plans. In the event of a change-in-control, the named executive officers would have received payment in a lump sum of their account balances under McGraw-Hill’s 401(k) Savings and Profit Sharing Plan Supplement and the McGraw-Hill’s Key Executive Short-Term Incentive Deferred Compensation Plan (Mr. Milano was not eligible to participate in this Deferred Compensation Plan). The named executive officers would also have received these amounts in connection with their termination of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Separation from McGraw-Hill

The Distribution will be accomplished by McGraw-Hill distributing all of its shares of our common stock to holders of McGraw-Hill common stock entitled to such distribution, as described in the section entitled “The Separation and Distribution” included elsewhere in this Information Statement. Completion of the Distribution will be subject to satisfaction or waiver by McGraw-Hill of the conditions to the Separation and Distribution described under the caption entitled “The Separation—Conditions to the Distribution.”

Related Party Transactions

We are required to disclose material transactions with the Company in which “related persons” have a direct or indirect material interest. Related persons include any Director, nominee for Director, executive officer of the Company, any immediate family members of such persons, and any persons known by the Company to be beneficial owners of more than five percent of the Company’s voting securities.

Based on information available to us and provided to us by our directors and executive officers, we do not believe that there were any such material transactions in effect since January 1, 2011, or any such material transactions proposed to be entered into during 2013.

The Company’s Board of Directors will adopt a written policy that requires the Board’s Nominating and Corporate Governance Committee to review and approve any related party transactions. At each calendar year’s first regularly scheduled meeting of the Nominating and Corporate Governance Committee, management is required to present to the Nominating and Corporate Governance Committee specific information with respect to any such transaction expected to be entered into or continued during that calendar year. After reviewing this information, the Nominating and Corporate Governance Committee will approve such transaction only if the following two conditions are met: (1) the transaction must be in the best interests (or not inconsistent with the best interests) of the Company and its stockholders; and (2) the transaction must be entered into by the Company on terms that are comparable to those that would be obtained in an arm’s length transaction with an unrelated third party. If any additional related party transactions are proposed to be entered into subsequent to the Nominating and Corporate Governance Committee’s first calendar year meeting, management is required to present such transactions to the Nominating and Corporate Governance Committee for approval or ratification at a subsequent meeting of the Nominating and Corporate Governance Committee.

Agreements with McGraw-Hill

As part of the Separation and Distribution, we will enter into a Separation and Distribution Agreement and several other agreements with McGraw-Hill to effect the Separation and provide a framework for our relationships with McGraw-Hill after the Separation and Distribution. These agreements will provide for the allocation between us and McGraw-Hill of the assets, liabilities and obligations of McGraw-Hill and its subsidiaries, and will govern the relationships between us and McGraw-Hill subsequent to the Distribution (including with respect to transition services, employee benefits, intellectual property rights, trademark licenses, tax matters and certain other commercial relationships). In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our Separation and the Distribution), these agreements include, among others:

•	Trademark License Agreement;

•	Tax Matters Agreement;

•	Transition Services Agreement; and

•	Employee Matters Agreement.

The forms of certain of the principal agreements described below will be filed as exhibits in an amendment to the registration statement on Form 10 of which this Information Statement is a part, and the summaries below of each of these agreements set forth certain material terms of these agreements. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.

The terms of the agreements described below that will be in effect following the Distribution have not yet been finalized. Changes, some of which may be material, may be made prior to our Distribution. No changes may be made after the Distribution without our consent.

Separation and Distribution Agreement

The Separation and Distribution Agreement contains key provisions relating to the separation of our businesses from McGraw-Hill’s other businesses. The parties will enter into the Separation and Distribution Agreement before the Distribution.

The following is a summary of the material terms and provisions of the Separation and Distribution Agreement. All references to the Separation and Distribution Agreement are to the Separation and Distribution Agreement, as amended or supplemented from time to time. The following summary is qualified in its entirety by reference to the complete text of the Separation and Distribution Agreement, which is incorporated herein by reference.

General

The Separation and Distribution Agreement among McGraw-Hill and the Company provides for, among other things, the primary corporate transactions required to effect the new McGraw-Hill Education share Distribution and other specified terms governing the relationship between McGraw-Hill and the Company.

Actions Prior to the Distribution

A number of days prior to the effective time, the McGraw-Hill Board of Directors will declare the McGraw-Hill Education share Distribution and set a record date for the Distribution, subject to the satisfaction or waiver of the conditions set forth in the Separation and Distribution Agreement.

In addition, McGraw-Hill and McGraw-Hill Education will enter into an agreement with Computershare, as distribution agent with respect to the Distribution. At or prior to the time of the Distribution, McGraw-Hill will deliver to the distribution agent shares of McGraw-Hill Education common stock sufficient to effect the Distribution. Following the effective time, the distribution agent will pay to holders of record of McGraw-Hill common stock as of the record date for the Distribution the amount of cash in lieu of fractional shares of McGraw-Hill to which such holder is entitled.

The Distribution

Subject to the terms and conditions of the Separation and Distribution Agreement, at the time established by the McGraw-Hill Board of Directors, McGraw-Hill will effect the Distribution by instructing the distribution agent to record in the stock transfer records of McGraw-Hill Education the distribution of the applicable number of McGraw-Hill Education shares to each holder of McGraw-Hill common stock as of the record date for the Distribution. See “The Separation and Distribution—When and How You Will Receive the Distribution” included elsewhere in this Information Statement.

Conditions to the Completion of the Distribution

The Separation and Distribution Agreement provides that the obligations of McGraw-Hill to consummate the Distribution and the other transactions contemplated by the Separation and Distribution Agreement are subject to the following conditions:

•

the Board of Directors of McGraw-Hill, in its sole and absolute discretion, has authorized and approved the Separation (including the internal reorganization) and not withdrawn such authorization and approval, and has declared the dividend of the common stock of McGraw-Hill Education to shareholders of McGraw-Hill;

•	the reorganization shall have been completed in accordance with the plan of reorganization;

•

the SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, with no stop order relating to the registration statement being in effect and the Information Statement will have been mailed to McGraw-Hill’s shareholders;

•

any required actions and filings with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, have become effective or been accepted;

•	the McGraw-Hill Education common stock will have been accepted for listing on the New York Stock Exchange, on official notice of issuance;

•

the private letter ruling that McGraw-Hill received from the IRS substantially to the effect that the Distribution will qualify as tax-free under Sections 355 and 361 of the Code, except for cash received in lieu of fractional shares, and certain internal transactions will qualify for favorable treatment under the Code shall not have been revoked or modified in any material respect and the conclusions and assumptions upon which such letter ruling is based shall remain valid at the time of the Distribution;

•

McGraw-Hill shall have received an opinion from McDermott Will & Emery LLP, in form and substance satisfactory to McGraw-Hill, confirming the tax-free status of the Distribution for United States federal income tax purposes;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution will be in effect;

•	the Separation and Distribution Agreement will not have been terminated;

•	each of the transaction documents shall have been duly executed and delivered by the parties thereto; and

•	any government approvals and other material consents necessary to consummate the Distribution will have been obtained and be in full force and effect.

Mutual Release; Indemnification

Mutual Release of Pre-Closing Liabilities

McGraw-Hill and McGraw-Hill Education have each agreed to release the other party and its respective officers, directors and employees from any and all liabilities and claims that such party may have or ever will have against the other party which arise out of, result from or relate to events, circumstances or actions taken by the other party, occurring or failing to occur or any conditions existing at or prior to the time of the Distribution.

The mutual release does not impair the rights of any person under any of the transaction agreements that do not terminate as of the effective time.

Indemnification by McGraw-Hill

Under the terms of the Separation and Distribution Agreement, McGraw-Hill will indemnify McGraw-Hill Education and all its representatives from and against any and all losses relating to any of the following:

•	any liability excluded from McGraw-Hill Education liabilities, including liabilities related to any shared contracts;

•

the failure of McGraw-Hill to pay, perform or otherwise promptly discharge any liabilities excluded from McGraw-Hill Education liabilities or contracts to which McGraw-Hill is a party or is bound, other than shared contracts or McGraw-Hill Education contracts;

•

except to the extent it relates to a McGraw-Hill Education liability, any guarantee, indemnification obligation or other credit support agreement, arrangement, commitment or understanding by McGraw-Hill Education for the benefit of McGraw-Hill; and

•	any breach by McGraw-Hill of the Separation and Distribution Agreement or any of the other transaction documents.

Indemnification by McGraw-Hill Education

Under the terms of the Separation and Distribution Agreement, McGraw-Hill Education will indemnify McGraw-Hill and all its representatives from and against any and all losses relating to any of the following:

•	any McGraw-Hill Education liabilities;

•	the failure of McGraw-Hill Education to pay, perform or otherwise promptly discharge any McGraw-Hill Education liabilities or contracts to which McGraw-Hill Education is a party or is bound;

•

except to the extent it relates to a liability excluded from McGraw-Hill Education liabilities, any guarantee, indemnification obligation or other credit support agreement, arrangement, commitment or understanding by McGraw-Hill for the benefit of McGraw-Hill Education; and

•	any breach by McGraw-Hill Education of the Separation and Distribution Agreement or any of the other transaction documents.

Termination

At any time prior to the Distribution, McGraw-Hill may terminate the Separation and Distribution Agreement without the prior approval of any person, including McGraw-Hill Education.

Amendments

No provision of the Separation and Distribution Agreement may be amended or modified except by a written instrument signed by both McGraw-Hill and McGraw-Hill Education.

Trademark License Agreement

McGraw-Hill will own the “McGraw-Hill” trademark, the stylized McGraw-Hill logo, all formatives and derivatives thereof, certain specified trademarks, service marks, and the applications and registrations therefor and certain domain names (“McGraw-Hill Domain Names”) currently used by either McGraw-Hill or McGraw-Hill Education. McGraw-Hill Education will obtain the exclusive right, pursuant to a trademark license agreement with McGraw-Hill (“Trademark License Agreement”), to use certain specified McGraw-Hill Marks and McGraw-Hill Domain Names in connection with the products and services, and related marketing and promotional materials, that fall within its licensed field of use (“Licensed FOU”). McGraw-Hill Education’s Licensed FOU generally encompasses products and services for the education market, including books, Internet and other electronic-based publications and related software and services. McGraw-Hill will have the right to use, and the right to license others to use, the McGraw-Hill Marks outside McGraw-Hill Education’s Licensed FOU.

The territory of the license grant under the Trademark License Agreement will be worldwide. The initial term of the license grant will be ten years and will automatically renew for successive terms of ten years each, unless otherwise terminated pursuant to the terms of the Trademark License Agreement. Under certain circumstances and with the approval of McGraw-Hill, the Trademark License Agreement allows for expansions to the scope of the license granted to McGraw-Hill Education, including new licensed marks and new fields of use. Either party will have the right to terminate the Trademark License Agreement as a result of a material breach by the other party that remains uncured for a specified length of time after the non-breaching party provides written notice of such material breach. The Trademark License Agreement will specify that only certain types of breaches that are expressly enumerated in the agreement qualify as a material breach. Upon termination for cause, McGraw-Hill Education will be permitted to wind down its use of the McGraw-Hill Marks over time.

The Trademark License Agreement is assignable to either party’s wholly-owned subsidiary or to a third party that acquires all or substantially all of the assets of a party. In the event of a proposed abandonment of the McGraw-Hill Marks (or any portion of them) in the Licensed FOU by McGraw-Hill, McGraw-Hill Education will have a right of first refusal to acquire the McGraw-Hill Marks.

In accordance with the Trademark License Agreement, McGraw-Hill Education will receive a security interest in the McGraw-Hill Marks and McGraw-Hill Domain Names. In the event that McGraw-Hill becomes insolvent, files for bankruptcy or otherwise begins insolvency proceedings, McGraw-Hill Education may either terminate the Trademark License Agreement, or seek to exercise its rights pursuant to its security interest.

McGraw-Hill Education will have the right to sublicense its rights to use the McGraw-Hill Marks within the Licensed FOU to third parties, with the exception of certain entities expressly described in the Trademark License Agreement. Subject to certain conditions, McGraw-Hill Education also may sublicense its rights to use the McGraw-Hill Marks within the Licensed FOU to entities that acquire a divested portion of its business to the extent such marks will be used in connection with those products or services with which the divested business had previously used such marks. If McGraw-Hill Education divests certain portions of its business that are expressly enumerated in the Trademark License Agreement, McGraw-Hill Education may grant such divested entities a sublicense to use the McGraw-Hill Marks in the full Licensed FOU. McGraw-Hill Education will have the right to use the McGraw-Hill Marks with product or service lines it acquires within the Licensed FOU.

Disputes arising out of the Trademark License Agreement will be resolved using a dispute resolution process designed to encourage resolution, including negotiation and binding arbitration.

McGraw-Hill will have the overall responsibility for quality control over the McGraw-Hill Marks. McGraw-Hill Education will be required to comply with brand guidelines developed by McGraw-Hill. McGraw-Hill Education will have control over the maintenance of the McGraw-Hill Marks in the Licensed FOU. McGraw-Hill Education will have control over the enforcement of the McGraw-Hill Licensed Marks in the Licensed FOU, subject to McGraw-Hill’s right to advise and consult McGraw-Hill Education. McGraw-Hill will have control over the enforcement of the McGraw-Hill Licensed Marks outside of the Licensed FOU.

Tax Matters Agreement

Before the Separation, McGraw-Hill Education and McGraw-Hill will enter into a Tax Matters Agreement. The Tax Matters Agreement will govern the respective rights, responsibilities and obligations of McGraw-Hill Education and McGraw-Hill with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the Tax Matters Agreement, we expect, with certain exceptions, that we will be responsible for the payment of:

•

all taxes attributable to McGraw-Hill Education subsidiaries that are reported on tax returns for tax periods ending on or before the date of the Distribution, all taxes attributable to McGraw-Hill Education subsidiaries reported on any income tax returns for tax periods that straddle the date of the Distribution, and all taxes attributable to us or our subsidiaries reported on tax returns for periods beginning after the date of the Distribution;

•	all taxes resulting from a tax audit to the extent such taxes are attributable to certain McGraw-Hill Education subsidiaries; and

all taxes arising from a failure of the Distribution of all of our stock, or any internal transaction undertaken in anticipation of the Separation, to qualify for tax-free or tax-favored treatment under the Code, as the case may be, if such taxes result from either an action or failure to act on our part.

As subsidiaries of McGraw-Hill, each of McGraw-Hill Education and its domestic subsidiaries have several liabilities with McGraw-Hill for the consolidated United States federal income taxes of the McGraw-Hill group relating to any taxable periods during which such entity is or was a member of the McGraw-Hill consolidated group. Although McGraw-Hill Education and its subsidiaries will continue to be severally liable with McGraw-Hill for such liabilities following the Distribution, McGraw-Hill will agree to indemnify us for amounts relating to this liability. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

The Tax Matters Agreement will also contain restrictions on McGraw-Hill Education’s ability to take actions that could cause the Distribution or certain internal transactions undertaken in anticipation of the Separation to fail to qualify for tax-free or tax-favored treatment. These restrictions will apply for the two-year period after the Distribution, unless McGraw-Hill Education obtains the consent of McGraw-Hill or obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the Distribution or the internal transactions undertaken in anticipation of the Separation to fail to qualify for tax-favored treatment, and such letter ruling or opinion, as the case may be, is acceptable to McGraw-Hill. Moreover, the Tax Matters Agreement generally will provide that McGraw-Hill Education is responsible for any taxes imposed on McGraw-Hill as a result of the failure of the Distribution or the internal transactions to qualify for tax-favored treatment under the Code if such failure is attributable to certain post-Distribution actions taken by or in respect of McGraw-Hill Education or its stockholders after the Distribution, regardless of whether the actions occur more than two years after the Distribution, McGraw-Hill consents to such actions or McGraw-Hill Education obtains a favorable letter ruling or tax opinion.

Transition Services Agreement

Prior to the Distribution, we and McGraw-Hill will enter into a transition services agreement. Pursuant to the transition services agreement, McGraw-Hill will provide certain support services to us, including, among others, payroll, human resources, information systems and various other corporate services, as well as procurement and sourcing support. The charges for the transition services are generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit.

We have been preparing for the transition of the services to be provided by McGraw-Hill under the transition services agreement from McGraw-Hill, or third-party providers on behalf of McGraw-Hill, to us. We anticipate that we will be in a position to complete the transition of those services (except for certain information technology-related services) on or before 12 months following the Distribution Date.

The services provided under the transition services agreement will terminate at various times specified in the agreement (generally ranging from 6 to 24 months after the completion of the Separation and Distribution), but the receiving party may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Employee Matters Agreement

Prior to the Separation and Distribution, McGraw-Hill Education and McGraw-Hill will enter into an Employee Matters Agreement. The Employee Matters Agreement will cover a wide range of compensation and benefit issues related to the Separation and Distribution. In general, under the Employee Matters Agreement, we expect that McGraw-Hill will assume or retain all liabilities with respect to the employment or termination of employment of all McGraw-Hill employees and other service providers, regardless of when arising, and all liabilities with respect to the employment or termination of employment of McGraw-Hill Education employees and other service providers that arise prior to the Separation and Distribution, provided that in connection with the Separation and Distribution, we expect McGraw-Hill Education will make a cash distribution to McGraw-Hill in respect of the liabilities then outstanding with respect to McGraw-Hill Education employees. In addition, we expect that McGraw-Hill Education will assume or retain all liabilities with respect to the employment or termination of employment of all McGraw-Hill Education employees and other service providers that arise on or following the Separation and Distribution.

With respect to defined benefit pension and retiree medical benefits, we expect that McGraw-Hill will retain all assets and liabilities relating to benefits accrued by McGraw-Hill Education employees as of the Separation and Distribution, provided that McGraw-Hill Education will make a cash distribution to McGraw-Hill in respect of the unfunded liabilities then outstanding with respect to McGraw-Hill Education employees. Assets and liabilities from the McGraw-Hill 401(k) Savings and Profit Sharing Plan relating to the accounts of McGraw-Hill Education employees will be transferred to a comparable McGraw-Hill Education plan as soon as practicable following the Separation and Distribution. With respect to benefits under the McGraw-Hill health and welfare plans and flexible benefits plan, after the Separation and Distribution, McGraw-Hill Education will no longer participate in such McGraw-Hill employee benefit plans, but will have established its own employee benefit plans that we expect to be substantially similar to the plans sponsored by McGraw-Hill prior to the Separation and Distribution.

For a description of the treatment of outstanding McGraw-Hill equity awards pursuant to the Employee Matters Agreement, see “The Separation and Distribution—Treatment of Outstanding Equity-Based Compensation” included elsewhere in this Information Statement.

LEGAL PROCEEDINGS

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s combined financial condition.

RECENT SALES OF UNREGISTERED SECURITIES

In connection with its incorporation, McGraw-Hill Education issued 100 shares of common stock, par value $0.01 per share, to McGraw-Hill pursuant to Section 4(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

EXPECTED COMPANY STOCK OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are owned by McGraw-Hill. After the Distribution, McGraw-Hill will not own any shares of our common stock. The following table shows information as to any person known to the Company to be the beneficial owner of more than 5% of McGraw-Hill’s common stock on the date indicated below. Assuming that this ownership is maintained through the Distribution Date, the Company expects that the beneficial owners listed below would have the indicated ownership of the Company’s common stock immediately following the Distribution. There can be no assurance that the beneficial owners listed below will maintain their ownership of McGraw-Hill common stock prior to the Distribution Date, or their ownership of the Company’s common stock following the Distribution Date.

Principal Stockholders and Address	Sole Voting Power	Sole Dispositive Power	Number of Shares Beneficially Owned	Percent of Common Stock Outstanding
BlackRock Inc.
40 East 52nd Street
New York, New York 10022 (a)	5,812,223	5,812,223	5,812,223	6.3%
Capital World Investors
333 South Hope Street
Los Angeles, California 90071 (b)	4,898,466	8,271,500	8,271,500	8.9%

The following table provides information with respect to the expected beneficial ownership of our common stock by (1) each of our directors, (2) each officer named in the Summary Compensation Table and (3) all of our executive officers and director nominees as a group. Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. To the extent our directors and executive officers own McGraw-Hill common stock at the record date for the Distribution, they will participate in the Distribution on the same terms as other holders of McGraw-Hill common stock.

Director or Named Executive Officer	Number of Shares Beneficially Owned	Percent of Common Stock Outstanding
[—]	[—]	[—]

(a)

On February 13, 2012, BlackRock Inc. filed an amended Schedule 13G with the SEC disclosing its beneficial ownership of McGraw-Hill’s common stock. According to the amended Schedule 13G, the shares of McGraw-Hill common stock reported as beneficially owned were acquired by BlackRock Japan Co. Ltd., BlackRock Advisors (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Fund Managers Limited, BlackRock Asset Management Ireland Limited, BlackRock International Limited and BlackRock Investment Management (UK) Limited. BlackRock Inc. has certified in its amended Schedule 13G filing that McGraw-Hill’s common stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of McGraw-Hill. The amended Schedule 13G does not identify any shares with respect to which there is a right to acquire beneficial ownership.

(b)	On February 13, 2012, Capital World Investors filed an amended Schedule 13G with the SEC disclosing its beneficial ownership of McGraw-Hill’s common stock. According to the amended Schedule 13G, Capital World Investors is deemed to be the beneficial owner of McGraw-Hill common stock as a result of Capital Research and Management Company (of which Capital World Investors is a division) acting as investment advisor to various SEC-registered investment companies. Capital World Investors has certified in its amended Schedule 13G filing that McGraw-Hill’s common stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of McGraw-Hill. The amended Schedule 13G does not identify any shares with respect to which there is a right to acquire beneficial ownership.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or of our bylaws. The summary is qualified in its entirety by reference to these documents, which you should read for complete information on our capital stock. Our certificate of incorporation and bylaws are included as exhibits to our registration statement on Form 10 of which this Information Statement is a part.

Common Stock

Immediately following the Distribution, our authorized common stock will consist of [•] million shares of common stock, par value $0.01 per share.

Shares Outstanding

Immediately following the Distribution, we expect that approximately [•] million shares of our common stock will be issued and outstanding based upon approximately [•] shares of McGraw-Hill common stock outstanding as of the record date, and assuming no exercise of McGraw-Hill options and vesting of McGraw-Hill RSUs in shares of McGraw-Hill common stock and applying the distribution ratio of one share of our common stock for every three shares of McGraw-Hill common stock held on the record date. The Company estimates that it will have approximately 100,000 record and beneficial holders of its common stock immediately following the Distribution.

Voting Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. To be elected in an uncontested election for Board members, a director nominee must receive more votes “for” than “against” by shares present in person or by proxy and entitled to vote. In a contested election for Board members, the Board members are elected by a plurality of shares present in person or by proxy and entitled to vote.

Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares would not be able to elect any directors.

Other Rights

In the event of any liquidation, dissolution or winding up of our Company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not entitled to preemptive rights.

Preferred Stock

Our certificate of incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Under the terms of our certificate of incorporation, our Board of Directors will be authorized, subject to limitations prescribed by the DGCL, and by our certificate of incorporation, to issue up to [—] shares of preferred stock, par value $0.01 per share, in one or more series without further action by the holders of our common stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

Our Board’s authority to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

We are incorporated in the State of Delaware and are governed by Delaware law. Holders of shares of our common stock are entitled to receive dividends, subject to prior dividend rights of the holders of any preferred shares, when, as and if declared by our Board out of funds legally available for that purpose.

Future dividends are dependent on our earnings, financial condition, cash flow and business requirements, as determined by our Board. All decisions regarding the payment of dividends by us will be made by our Board from time to time in accordance with applicable law.

Size of Board and Vacancies; Removal

Our certificate of incorporation and bylaws provide that the number of members of the Board shall be fixed by a resolution adopted by the affirmative vote of a majority of the entire Board or by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company generally entitled to vote in the election of directors, voting together as a single class, subject to the rights of the holders of preferred stock, if any. Subject to the terms of any one or more classes or series of preferred stock, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board then in office, provided that a quorum is present, and any other vacancy occurring on the Board may be filled by a majority of the Board then in office for the term of such vacancy, even if less than a quorum, or by a sole remaining director. Directors of the Company may be removed from office as a director only by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company generally entitled to vote in the election of directors, provided, that so long as the Company maintains a classified Board directors may only be removed for cause.

Concurrent with the completion of the Distribution, our directors will be divided into three classes serving staggered three-year terms. At the 2013 annual meeting of stockholders, each director elected at the meeting will be a Class I director and serve for a term expiring at the 2016 annual meeting of stockholders. At the 2014 annual meeting of stockholders, each director elected at the meeting will be a Class II director and serve for a term expiring at the 2015 annual meeting of stockholders. At the 2015 annual meeting of stockholders, each director elected at the meeting will be a Class II or Class III director, as applicable, and serve for a term expiring at the 2016 annual meeting of stockholders. The term of all directors then in office will expire at the next annual meeting of stockholders and each annual meeting of stockholders thereafter, and there will be only a single class of directors. Our classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of our Board while the classification is in effect.

Elimination of Stockholder Action by Written Consent

Our certificate of incorporation expressly eliminates the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Amendments to the Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that provisions in the certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding capital stock entitled to vote generally in the election of directors. Our certificate of incorporation provides that any amendment to the provisions of the bylaws must be approved by either the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors or the affirmative vote of the Directors constituting at least a majority of the entire Board of Directors then in office.

Special Stockholder Meetings

Under our proposed bylaws, only our Chairman of the Board or the Board of Directors will be able to call a special meeting of stockholders. Beginning after the 2015 annual meeting of stockholders any record holders of shares of our common stock representing in the aggregate not less than 25% of the total number of votes entitled to be cast on the matter or matters to be brought before the proposed special meeting will be able to call a special meeting of stockholders. For a stockholder to call a special meeting, the stockholders(s) must comply with the requirements set forth in our bylaws, including giving notice to our secretary which notice must include certain information such as, among other things, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, the specific purpose or purposes of the special meeting, the matter or matters proposed to be acted on at the special meeting, the reasons for conducting such business at the special meeting, and the text of any proposal or business to be considered at the special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for the election of directors other than nominations made by or at the direction of our Board or a committee of our Board. Proper notice must be timely, generally between 90 and 120 days prior to the relevant meeting (or, in the case of annual meetings, prior to the first anniversary of the prior year’s annual meeting), and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director (including a statement as to whether such nominee intends to tender, following their election as a director, an irrevocable offer of resignation effective upon such nominee’s failure to be re-elected and upon acceptance of such resignation by our Board of Directors), a brief description of any other business and the text of any proposal such stockholder proposes to bring before the meeting and the reason for bringing such proposal, the name of each person with whom the stockholder is acting in concert with respect to McGraw-Hill Education or with whom such stockholder has any agreement, arrangement or understanding (whether written or oral) for the purpose of acquiring, holding, voting or disposing of our common stock, or to cooperate in influencing the control of McGraw-Hill Education, including details of any such agreement, arrangement or understanding, all shares of our common stock that are beneficially owned or owned of record by such persons, any derivative securities owned by such persons or other similar arrangements with respect to shares of our common stock (including all economic terms), and any other information requested in our bylaws, including any update or supplement described in our bylaws.

No Cumulative Voting

Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company.

Stock Exchange Listing

We intend to apply to list our shares of common stock on the New York Stock Exchange under the ticker symbol “MHED.”

Delaware Statutory Business Combination Provision

We are subject to Section 203 of the DGCL, a provision that regulates business combinations with certain significant shareholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitation on Liability of Directors and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our certificate of incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our certificate of incorporation will also provide that it must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, this provision does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Distributions of Securities

In the past three years, McGraw-Hill Education has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities, except as described in the following sentence. In connection with its incorporation, McGraw-Hill Education issued 100 shares of common stock, par value $0.01 per share, to McGraw-Hill pursuant to Section 4(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that McGraw-Hill shareholders will receive in the Distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our Company and the Distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this Information Statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

Following the Distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing combined financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet site at http://www.[•].com. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the registration statement on Form 10.

INDEX TO COMBINED FINANCIAL STATEMENTS

McGraw-Hill Education, Inc.

Page

Combined Financial Statements

Unaudited Interim Combined Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors of The McGraw-Hill Companies, Inc.:

We have audited the accompanying combined balance sheets of McGraw-Hill Education, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related combined statements of income, parent company equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of McGraw-Hill Education at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with United States generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York

July 11, 2012

Combined Statements of Income

(in millions)	Years ended December 31,
	2011	2010	2009
Revenue	$2,292	$2,433	$2,387
Cost of goods sold	603	641	650

Gross profit	1,689	1,792	1,737
Operating expenses:
Operating & administration expenses	1,362	1,410	1,429
Depreciation	42	46	57
Amortization of intangibles	25	22	24

Total operating expenses	1,429	1,478	1,510
Other income	—	(4)	—

Operating income	260	318	227
Interest (income) expense, net	(2)	(1)	1

Income from operations before taxes on income	262	319	226
Provision for taxes on income	95	115	96

Net income	167	204	130
Less: net income attributable to noncontrolling interests	(5)	(4)	(4)

Net income attributable to McGraw-Hill Education	$162	$200	$126

See accompanying Notes to the Combined Financial Statements

Combined Statements of Comprehensive Income

(in millions)	Years ended December 31,
	2011	2010	2009
Net income	$167	$204	$130
Other comprehensive income:
Foreign currency translation adjustment, net of tax	(7)	5	16
Unrealized gain (loss) on investments, net of tax expense (benefit):
2011 - $(4) million; 2010 - $2 million; 2009 - $1 million	(5)	3	2

Comprehensive income	155	212	148
Less: comprehensive income attributable to noncontrolling interests	(3)	(5)	(5)

Comprehensive income attributable to McGraw-Hill Education	$152	$207	$143

See accompanying Notes to the Combined Financial Statements

Combined Balance Sheets

(in millions)	December 31,
	2011	2010
ASSETS
Current assets:
Cash and equivalents	$109	$109
Accounts receivable, net of allowance for doubtful accounts and sales returns: 2011 - $213; 2010 - $237	343	277
Inventories, net	262	275
Deferred income taxes	163	161
Prepaid and other current assets	10	6

Total current assets	887	828

Prepublication costs, net of accumulated amortization: 2011 - $1,066; 2010 - $1,089	325	365
Property and equipment:
Land	8	9
Buildings and leasehold improvements	156	165
Equipment and furniture	236	242

Total property and equipment	400	416

Less: accumulated depreciation	(274)	(275)

Property and equipment, net	126	141

Goodwill	880	879
Other intangible assets, net	181	203
Investments	16	23
Other non-current assets	27	27

Total assets	$2,442	$2,466

LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable	$124	$141
Accrued royalties	114	111
Accrued compensation and contributions to retirement plans	99	114
Income taxes currently payable	(1)	4
Unearned revenue	117	78
Other current liabilities	93	91

Total current liabilities	546	539

Deferred income taxes	187	192
Other non-current liabilities	82	84

Total liabilities	815	815

Commitments and contingencies (Note 10)
Parent company equity:
Parent company investment	1,659	1,672
Accumulated other comprehensive loss	(64)	(54)

Total Parent company equity	1,595	1,618

Total equity - noncontrolling interests	32	33

Total divisional equity	1,627	1,651

Total liabilities and divisional equity	$2,442	$2,466

See accompanying Notes to the Combined Financial Statements

Combined Statements of Cash Flows

(in millions)	Years ended December 31,
	2011	2010	2009
Operating Activities:
Net income	$167	$204	$130
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	42	46	57
Amortization of intangibles	25	22	24
Amortization of prepublication costs	198	246	270
Provision for losses on accounts receivable	(5)	6	9
Deferred income taxes	2	26	(32)
Stock-based compensation	24	18	6
Gain on dispositions	—	(4)	—
Restructuring charges	38	—	10
Other	(4)	3	3
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions:
Accounts receivable	(67)	36	64
Inventories	13	27	69
Prepaid and other current assets	(2)	(2)	3
Accounts payable and accrued expenses	(29)	30	17
Unearned revenue	39	18	14
Other current liabilities	(27)	(10)	(33)
Net change in prepaid/accrued income taxes	(7)	1	(3)
Net change in other assets and liabilities	14	19	29

Cash provided by operating activities	421	686	637

Investing Activities:
Investment in prepublication costs	(158)	(151)	(177)
Capital expenditures	(18)	(18)	(16)
Acquisitions, net of cash acquired	(7)	(37)	—
Proceeds from dispositions	1	7	—

Cash used for investing activities	(182)	(199)	(193)

Financing Activities:
Net transfers to Parent	(230)	(471)	(422)
Dividends paid to noncontrolling interests	(4)	(3)	(1)

Cash used for financing activities	(234)	(474)	(423)

Effect of exchange rate changes on cash	(5)	4	4

Net change in cash and equivalents	—	17	25
Cash and equivalents at beginning of year	109	92	67

Cash and equivalents at end of year	$109	$109	$92

See accompanying Notes to the Combined Financial Statements

Combined Statements of Parent Company Equity

(in millions)	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Parent Company Equity	Non-Controlling Interest	Total Equity
Balance at December 31, 2008	$2,158	$(78)	$2,080	$27	$2,107

Comprehensive income, net of tax	126	17	143	5	148
Dividends	—	—	—	(1)	(1)
Net decrease in Parent company investment	(386)	—	(386)	—	(386)

Balance at December 31, 2009	$1,898	$(61)	$1,837	$31	$1,868

Comprehensive income, net of tax	200	7	207	5	212
Dividends	—	—	—	(3)	(3)
Net decrease in Parent company investment	(426)	—	(426)	—	(426)

Balance at December 31, 2010	$1,672	$(54)	$1,618	$33	$1,651

Comprehensive income, net of tax	162	(10)	152	3	155
Dividends	—	—	—	(4)	(4)
Net decrease in Parent company investment	(175)	—	(175)	—	(175)

Balance at December 31, 2011	$1,659	$(64)	$1,595	$32	$1,627

See accompanying Notes to the Combined Financial Statements

Notes to the Combined Financial Statements

1. Separation from The McGraw-Hill Companies, Basis of Presentation and Significant Accounting Policies

In September 2011, The McGraw-Hill Companies, Inc. (“McGraw-Hill” or the “Parent”) announced a plan to separate its education publishing businesses (“McGraw-Hill Education” or the “Company”) into a new entity “McGraw-Hill Education, Inc.,” which is separate from the remainder of its businesses (the “Separation”). The transaction is expected to be executed by means of a pro-rata distribution of McGraw-Hill Education Inc.’s stock to McGraw-Hill’s existing shareholders and is considered to be a non-taxable event for McGraw-Hill and its shareholders (together, the “Distribution”). The Company is in the education publishing business and includes the McGraw-Hill Education segment of McGraw-Hill and was incorporated on January 24, 2012 to be the entity to hold such businesses subject to approval by the Board of Directors of McGraw-Hill and other conditions described below.

The distribution of the Company’s common stock to McGraw-Hill shareholders is conditioned on, among other things, final approval of the distribution plan by the McGraw-Hill Board of Directors; the private letter ruling received by McGraw-Hill from the Internal Revenue Service (the “IRS”) substantially to the effect that, among other things, the contribution by McGraw-Hill of the assets and liabilities of the education publishing business to McGraw-Hill Education, or the contribution, and the Distribution will qualify as a transaction that is generally tax-free for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”) shall not have been revoked or modified in any material respect; the receipt of opinions from external legal counsel to McGraw-Hill, confirming the tax-free status of the Distribution for U.S. federal income tax purposes; and the United States Securities and Exchange Commission declaring effective our Registration Statement on Form 10.

Unless the context otherwise indicates, references in these Notes to the Combined Financial Statements to “we,” “us,” “our” and “the Company” refer to McGraw-Hill Education. References in the Notes to the Combined Financial Statements to “McGraw-Hill” or “Parent” refers to The McGraw-Hill Companies, Inc., a New York corporation, and its consolidated subsidiaries (other than McGraw-Hill Education), unless the context otherwise requires.

Basis of Presentation

These combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of McGraw-Hill. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements include certain assets and liabilities that have historically been held at the McGraw-Hill corporate level but are specifically identifiable or otherwise attributable to us.

All intracompany transactions have been eliminated. All intercompany transactions between the Company and McGraw-Hill have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as “Parent company investment.”

Our combined financial statements include expense allocations for: (1) certain corporate functions historically provided by McGraw-Hill, including, but not limited to, finance, legal, tax, treasury, information technology, human resources, and certain other shared services; (2) employee benefits and incentives; (3) share-based compensation; and (4) occupancy. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of square feet occupied for occupancy costs, combined sales, operating income, headcount or other measures of the Company and McGraw-Hill. Both the

Company and McGraw-Hill consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the Distribution, the Company will perform these functions using its own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by McGraw-Hill under a Transition Services Agreement, which are planned to extend for a period of 6 to 12 months in most circumstances. In addition to the transition services agreements, effective upon the Distribution, we intend for certain intercompany arrangements to be converted into third-party contracts.

Principles of Combination

The combined financial statements include our net assets and results of our operations as described above. All significant intracompany transactions and balances between and among the Company have been eliminated in combination.

We record noncontrolling interest in our combined financial statements to recognize the minority ownership interest in our combined subsidiaries. Noncontrolling interest in the earnings and losses of combined subsidiaries represent the share of net income or loss allocated to our combined entities.

Seasonality and Comparability

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar, which varies by country. Changes in our customers’ ordering patterns may impact the comparison of our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include ordinary bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of money market funds with unrestricted daily liquidity and fixed term time deposits. This balance also primarily represents cash that is held by McGraw-Hill Education outside the United States to fund international operations or to be reinvested outside of the United States. Such investments and bank deposits are stated at cost, which approximates market value and were $109 million at December 31, 2011 and 2010, respectively. These investments are not subject to significant market risk.

Accounts receivable

Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.

Allowance for doubtful accounts and sales returns

The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, among other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. A significant estimate, particularly within our Higher Education, Professional and International Group, is the allowance for sales returns, which is based on historical rates of return and current market conditions. The provision for sales returns is reflected as a reduction to “Revenues” in our combined statements of income. Sales returns are charged against the reserve as products are returned to inventory. Accounts receivable losses for bad debt are charged against the allowance for doubtful accounts when the receivable is determined to be uncollectible.

Concentration of Credit Risk

At December 31, 2011 and 2010, no single customer accounted for 10% or more of our gross accounts receivable and for the three years ended December 31, 2011, no single customer accounted for more than 10% of our revenue.

Inventories

Inventories, consisting principally of books, are stated at the lower of cost (first-in, first-out) or market and the majority of our inventories relate to finished goods. A significant estimate is the reserve for inventory obsolescence and is reflected in operating and administration expenses. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand. The reserve for inventory obsolescence was $118 million and $134 million as of December 31, 2011 and 2010, respectively.

Prepublication Costs

Prepublication costs include both the cost of developing education content and the development of testing, scoring and assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years. Amortization expenses for prepublication costs are charged as a component of operating & administration expenses. Internal costs that are capitalized represent amounts paid to employees through wages, salaries and salary-related costs. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities. In evaluating recoverability, we consider management’s current assessment of the marketplace, industry trends and the projected success of programs.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are recorded on a straight-line basis, over the assets’ estimated useful lives. Buildings have an estimated useful life, for purposes of depreciation, of forty years. Furniture, fixtures and equipment are depreciated over periods not exceeding ten years. Leasehold improvements are amortized over the life of the lease or the life of the assets, whichever is shorter. The Company evaluates the depreciation periods of property, plant and equipment to determine whether events or circumstances warrant revised estimates of useful lives.

Royalty Advances

Royalty advances are initially capitalized and subsequently expensed as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication, as the related royalties earned are applied first against the remaining unearned portion of the advance. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, the Company’s editorial staff reviews its portfolio of royalty advances at a minimum semi-annually to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that we believe is not recoverable is expensed. The net amount of royalty advances was $6 million as of December 31, 2011 and 2010.

Deferred Technology Costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the combined balance sheets and are presented net of accumulated amortization. Gross deferred technology costs were $103 million and $100 million at December 31, 2011 and 2010, respectively. Accumulated amortization of deferred technology costs was $85 million and $83 million at December 31, 2011 and 2010, respectively. $62 million of both the gross deferred costs and the accumulated amortization of those costs relates to an order to cash system that has been fully amortized and continues to serve as the basis for receiving and processing customer sales.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the three years ended December 31, 2011.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized, but instead is tested for impairment annually during the fourth quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have five reporting units with goodwill that are evaluated for impairment.

Consistent with recently issued accounting rules, we initially perform a qualitative analysis evaluating whether any events and circumstances occurred or exist that provide evidence that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units is less than their respective carrying amounts we perform a two-step quantitative impairment test. Under the U.S. GAAP accounting rules in effect in 2010 and 2009, we were automatically required to perform a quantitative impairment test for each of our reporting units.

When conducting the first step of our two-step impairment test to evaluate the recoverability of goodwill at the reporting unit level, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow analysis, and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The discounted free cash flow analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate.

If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge. Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and for some of the reporting units could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and concluded that no impairment existed for the three years ended December 31, 2011.

Foreign Currency Translation

We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the Parent company, the United States dollar is the functional currency. For local currency operations, assets and liabilities are translated into United States dollars using end-of-period exchange rates, and revenue and expenses are translated into United States dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of equity.

Revenue Recognition

Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue from arrangements that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to arrangements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. Such arrangements may include digital products bundled with traditional print products, obligations to provide products and services in the future at no additional cost, and periodic training pertinent to products and services previously provided. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered. We recognize revenue from sales of subscription-based products ratably over the term of the subscription. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Shipping and Handling Costs

All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs are also a component of cost of goods sold.

Advertising expense

The cost of advertising is expensed as incurred. We incurred $20 million in advertising costs in 2011, 2010 and 2009.

Stock-Based Compensation

McGraw-Hill sponsors the stock plans in which certain employees of McGraw-Hill Education participate. Share-based awards issued to employees generally include non-qualified stock options, restricted stock awards and other stock-based awards. Compensation costs resulting from share-based payment transactions are recognized within operating and administrative expenses in the combined statements of income, at fair value over the requisite service period (typically between two and three years) on a straight-line basis. The calculated compensation cost is adjusted based on an estimate of awards ultimately expected to vest. The fair value of a non-qualified stock option is determined on the date of grant using a binomial lattice pricing model incorporating multiple and variable assumptions over time, including assumptions such as employee exercise patterns, stock price volatility and changes in dividends. The fair value of restricted stock awards is determined using the closing price of McGraw-Hill’s common stock on the date of grant.

Income Taxes

The Company’s operations are subject to United States federal, state and local, and foreign income taxes. In several jurisdictions the Company’s operations have historically been included in McGraw-Hill’s income tax returns. In preparing its combined financial statements, the Company has determined its tax provision on a separate return, stand-alone basis.

Because portions of the Company’s operations are included in McGraw-Hill’s tax returns, payments to certain tax authorities are made by McGraw-Hill, and not by the Company. With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our Parent and we are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in Parent company investment.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Contingencies

We accrue for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.

Recently Adopted Accounting Standards

In September 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that simplified how an entity tests goodwill for impairment. The revised guidance provides an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment. Under the revised guidance, an entity is permitted to first assess qualitative factors to determine whether goodwill impairment exists prior to performing analyses comparing the fair value of a reporting unit to its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is required. Otherwise, no further testing is required. The guidance is effective beginning January 1, 2012; however, early adoption is permitted. We adopted the FASB’s guidance during our fourth quarter ended December 31, 2011. The adoption of this guidance did not have a significant impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance that modified how comprehensive income is presented in an entity’s financial statements. The guidance issued requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of equity. The revised financial statement presentation for comprehensive income was effective for us beginning January 1, 2012 and has been incorporated into this Information Statement.

In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance, which went into effect for us beginning January 1, 2012, did not have a significant impact on our financial position, results of operations or cash flows.

On January 1, 2011, we adopted guidance issued by the FASB on revenue recognition. Under the new guidance, when vendor specific objective evidence or third-party evidence of the selling price for a deliverable in a multiple element arrangement cannot be determined, a best estimate of the selling price is required to allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing of when revenue is recognized. Adoption of the new guidance did not have a material impact to our financial position, results of operations or cash flows.

In December 2010, the FASB revised its guidance for disclosure requirements of supplementary pro forma information for business combinations. The objective of the revised guidance is to address diversity in practice regarding pro forma disclosures for revenue and earnings of an acquired entity and specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments, which went into effect on January 1, 2011, will be applied to any future material business combinations.

2. Acquisitions and Divestitures

Acquisitions

For the year ended December 31, 2011, we completed acquisitions totaling $7 million. None of our acquisitions were material either individually or in the aggregate, including the pro forma impact on earnings. All acquisitions were funded with cash flows from operations. Acquisitions and investment activities completed during the year ended December 31, 2011 included:

•

In March, we acquired the assets of Bookette Software Company (“Bookette”). Bookette engages in the development of software and algorithms that are used to score and report educational tests for schools, districts, and states and various other educational systems and entities worldwide and will strengthen our assessment products.

•	In March, we acquired a minority interest in Inkling, Inc. (“Inkling”). Inkling engages in the development and distribution of an interactive learning application used on tablets.

For the year ended December 31, 2010, our acquisition and investment activities totaled $37 million. None of our acquisitions or investments were material either individually or in the aggregate, including the pro forma impact on earnings. Included in these investment activities was the acquisition of a minority interest in a provider of educational and career enhancement services in China. All acquisitions were funded with cash flows from operations. Acquisitions and investment activities completed during the year ended December 31, 2010 included:

•

In October, we acquired substantially all of the assets and certain liabilities of Tegrity Ltd (“Tegrity”), a software company that focuses on developing lecture capture software used in the higher education market. The acquisition of Tegrity will strengthen Higher Education’s portfolio of digital products that integrate traditional learning approaches with web-based and electronic applications.

•

In August, we acquired a minority interest in Ambow Education Holding Ltd. (“Ambow”), an education company headquartered and publicly traded in China that provides e-learning technologies and education services. Our investment in Ambow is part of our effort to expand our presence into emerging markets by strategically partnering with local businesses. This investment is accounted for as an available-for-sale security.

Our acquisitions of Bookette and Tegrity were accounted for using the purchase method. Under the purchase method, the excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill and other intangibles. Intangible assets recorded for all transactions are amortized using the straight-line method for periods not exceeding 7 years. The goodwill acquired from the acquisitions of Bookette and Tegrity will be deductible for tax purposes.

In 2009, we did not make any acquisitions.

Non-Cash Investing Activities

Liabilities assumed in conjunction with the acquisition of businesses are as follows:

(in millions)	Years ended December 31,
	2011	2010	2009
Fair value of assets acquired	$8	$43	$—
Cash paid (net of cash acquired)	7	37	—

Liabilities assumed	$1	$6	$—

Divestitures

In 2011 and 2009, we did not make any material dispositions.

During the year ended December 31, 2010, we recorded a pre-tax gain of $4 million from divestitures in other income within the combined statements of income, which was primarily comprised of the sale of our Australian secondary education business in March. The divestiture was part of our strategic initiative to divest from slow growth or declining markets.

3. Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. The following table summarizes the changes in the carrying value of goodwill for our segments:

(in millions)
	HPI	SEG	Total
Balance as of December 31, 2009	$462	$403	$865
Additions, net	14	—	14

Balance as of December 31, 2010	476	403	879

Additions, net	(1)	2	1

Balance as of December 31, 2011	$475	$405	$880

Goodwill additions/dispositions in the table above relate to acquisitions/dispositions discussed in Note 2 – Acquisitions and Divestitures and includes an immaterial impact from foreign exchange.

Other Intangible Assets

Other intangible assets include only definite-lived assets, primarily copyrights, imprints, computer software, customer lists and trade names, and are summarized on the following table:

(in millions)	December 31, 2011			December 31, 2010
	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Copyrights	$462	$(348)	$114	$462	$(332)	$130
Imprints	105	(68)	37	105	(64)	41
Other intangibles	60	(30)	30	57	(25)	32

Total	$627	$(446)	$181	$624	$(421)	$203

Definite-lived intangible assets are amortized on a straight-line basis over periods of up to 40 years. The weighted-average life of the intangible assets at December 31, 2011 is approximately 12 years. Amortization expense for the three years ended December 31, 2011, and the projected amortization expense for intangible assets over the next five years for the years ended December 31, assuming no further acquisitions or dispositions, is summarized on the following schedule:

(in millions)	Amortization expense	Expected amortization expense
2009	$24
2010	22
2011	25
2012		$24
2013		24
2014		23
2015		17
2016		8

4. Fair Value Measurements

In accordance with authoritative guidance for fair value measurements certain assets and liabilities are required to be recorded at fair value. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We have investments in equity securities classified as available-for-sale that are adjusted to fair value on a recurring basis. The fair values of our investments in available-for-sale securities were determined using quoted market prices from daily exchange traded markets and are classified within Level 1 of the valuation hierarchy. The fair values of our available-for-sale securities are $14 million and $23 million as of December 31, 2011 and December 31, 2010, respectively, and are included in other non-current assets in the combined balance sheets.

Other financial instruments, including cash and equivalents and short-term investments, are recorded at cost, which approximates fair value because of the short-term maturity and highly liquid nature of these investments.

5. Taxes on Income

Income before taxes on income that resulted from domestic and foreign operations is as follows:

(in millions)	Years ended December 31,
	2011	2010	2009
Domestic operations	$208	$267	$189
Foreign operations	54	52	37

Total income before taxes	$262	$319	$226

The provision for taxes on income consists of the following:

(in millions)	Years ended December 31,
	2011	2010	2009
Federal:
Current	$72	$63	$100
Deferred	(1)	27	(32)

Total federal	71	90	68

Foreign:
Current	15	15	13
Deferred	(3)	(7)	3

Total foreign	12	8	16

State and local:
Current	12	13	17
Deferred	—	4	(5)

Total state and local	12	17	12

Total provision for taxes	$95	$115	$96

A reconciliation of the U.S. federal statutory tax rate to our effective income tax rate for financial reporting purposes is as follows:

	Years ended December 31,
	2011	2010	2009
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Effect of state and local income taxes	2.9	3.2	3.1
Domestic production activity deduction	—	—	4.1
Foreign rate differential	(2.1)	(0.6)	2.6
Other - net	0.5	(1.7)	(2.4)

Effective income tax rate	36.3%	35.9%	42.4%

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 are as follows:

(in millions)	December 31,
	2011	2010
Deferred tax assets:
Inventory and prepublication costs	$139	$143
Doubtful accounts and sales return reserves	48	53
Accrued expenses	24	14
Employee compensation	18	8
Unearned revenue	14	15
Loss carryforwards	2	3

Total deferred tax assets	245	236

Deferred tax liabilities:
Fixed assets and intangible assets	(267)	(262)
Other	(1)	(4)

Total deferred tax liabilities	(268)	(266)

Net deferred income tax liability	$(23)	$(30)

Reported as:
Current deferred tax assets	$163	$161
Non-current deferred tax assets	1	1
Non-current deferred tax liabilities	(187)	(192)

Net deferred income tax liability	$(23)	$(30)

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not based upon all the available evidence that such deferred income tax assets will not be realized.

We have not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings that are indefinitely reinvested in foreign operations amounted to $301 million at December 31, 2011. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

Because portions of the Company’s operations are included in our Parent’s tax returns, payments to certain tax authorities are made by our Parent, and not by the Company. With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our Parent and we are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in Parent company investment.

On a separate company basis, the income tax provision considers net operating loss carryback and carryforward rules under applicable federal, state and international tax laws. To the extent that these net operating losses exist only as a result of these separate company financials, they are deemed to be distributed to the Parent as of the balance sheet date. As of December 31, 2011, McGraw-Hill Education had U.S. federal net operating loss carryforwards of $7 million which will expire between 2016 and 2029, and the utilization of these losses is subject to limitations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	Years ended December 31,
	2011	2010	2009
Balance at beginning of year	$24	$18	$6
Additions based on tax positions related to the current year	5	7	5
Additions for tax positions of prior years	—	1	11
Reduction for tax positions of prior years	(1)	(2)	(4)

Balance at end of year	$28	$24	$18

The total amounts of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2011, 2010 and 2009 were $28 million, $24 million and $18 million, respectively, exclusive of interest and penalties, substantially all of which, if recognized, would impact the effective tax rate. We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2011, 2010 and 2009, we had $6 million, $7 million and $7 million, respectively, of accrued interest and penalties associated with uncertain tax positions.

During 2011, the Parent effectively completed the U.S. federal tax audit for 2010 and also completed various state and foreign tax audits and, with few exceptions, is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2004.

During 2010, the Parent effectively completed the U.S. federal tax audit for 2009 and also completed various state and foreign tax audits.

During 2009, the Parent effectively completed the U.S. federal tax audit for 2008 and also completed various state and foreign tax audits.

Our Parent has effectively completed the U.S. federal tax audit for the years 2010, 2009, 2008 and 2007. However, those years remain open pending the resolution of an issue relating to the Company’s domestic production activity deduction. Although the IRS allowed the deduction in years prior to 2007, during 2009 the IRS proposed an assessment disallowing the deduction for 2007 and 2008. The Company filed a protest against the IRS proposed assessment and established a reserve for this uncertain tax position for all open years. The case remains pending at the appeals level. We do not believe the resolution of this issue will have a material adverse effect on the results of our operations.

We join with our Parent in filing income tax returns in the U.S. federal, various state, and foreign jurisdictions, and are routinely under audit by many different tax authorities. We may be jointly and severally liable for taxes owed by the McGraw-Hill consolidated group. We also file separate tax returns in many jurisdictions.

We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material adverse effect on our combined financial statements.

Although the timing of income tax audit resolution and negotiations with taxing authorities is highly uncertain, we do not anticipate a significant change to the total amount of unrecognized income tax benefits as a result of audit developments within the next twelve months.

6. Employee Benefits

These combined financial statements reflect the pension and post-retirement plans of McGraw-Hill Education on a multi-employer basis in accordance with the accounting guidance for multi-employer pension plans. There is no balance sheet impact from the plans as they are accounted for under a multi-employer plan.

Pension Plans

A majority of employees of McGraw-Hill Education were participants in various defined benefit pension plans as well as post-retirement plans administered and sponsored by McGraw-Hill. Benefits under the pension plans are based primarily on years of service and employees’ compensation. The other post-retirement plans provide employees with health care and life insurance benefits upon retirement. Pension entitlements are funded by contributions by McGraw-Hill to a separately administered pension fund. As of December 31, 2011 and 2010, such defined benefit pension plans were at least 80% funded.

In December 2011, the Board of Directors of our Parent approved a plan amendment that froze the Parent’s United States Employee Retirement Plan (“United States ERP”) effective on April 1, 2012. The United States ERP is a defined benefit plan. Under the new amendment, no new employees will be permitted to enter the United States ERP and no additional benefits for future services will be accrued.

McGraw-Hill allocated costs associated with the pension plans in the United States and United Kingdom to McGraw-Hill Education based upon their payroll as a segment of McGraw-Hill. The amount of expense allocated to McGraw-Hill Education from McGraw-Hill for McGraw-Hill Education employees participating in these pension plans was $21 million, $17 million and $12 million for the years ended December 31, 2011, 2010 and 2009, respectively. McGraw-Hill Education also has specifically identified the pension expense attributable to McGraw-Hill Education participants for the pension plans in Mexico. These plans are not material to the Company.

McGraw-Hill also provides certain post-retirement medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is non-contributory. McGraw-Hill currently does not prefund any of these plans.

Other Post-Retirement Plans

McGraw-Hill also provides comprehensive medical and group life benefits for substantially all United States retirees who elect to participate in its comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. The life insurance plan is non-contributory. Plan assets consist principally of equity and fixed-income securities. Similar plans exist for employees in certain countries outside of the United States.

McGraw-Hill allocated costs associated with the medical and life plans to McGraw-Hill Education based upon a ratio of participant headcount. The amount of expense allocated to McGraw-Hill Education from McGraw-Hill for McGraw-Hill Education employees participating in the United States medical and life plans was $39 million, $34 million and $36 million for the years ended December 31, 2011, 2010 and 2009, respectively. McGraw-Hill Education has specifically identified the other post-retirement benefit expense attributable to McGraw-Hill Education participants for the specific plans in Canada. These plans are not material to the Company.

McGraw-Hill offers medical continuation and income replacement benefits to employees on long-term disability in the United States and Canada. These financial statements reflect the plans on a multi-employer basis in accordance with the requisite accounting guidance. For the Long Term Disability (“LTD”) medical continuation benefits in the United States, McGraw-Hill allocated costs associated with the LTD medical continuation benefits to McGraw-Hill Education based upon a ratio of the postemployment benefit obligation. For the LTD income replacement benefits in the United States, McGraw-Hill allocated expense based on an allocation rate multiplied by base salary. The allocation rate represents the percentage required to recoup the full income replacement liability. The amount of expense allocated from McGraw-Hill to McGraw-Hill Education for its employees participating in the United States LTD medical continuation and income replacement plans was $1 million for the three years ended December 31, 2011, respectively. The amount of expense related to plans in Canada are not material to the Company.

Defined Contribution Plans

A majority of employees of McGraw-Hill Education were also participants in voluntary 401(k) plans sponsored by McGraw-Hill under which McGraw-Hill may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which McGraw-Hill contributes a certain percentage of eligible employees’ compensation to the employees’ accounts.

7. Stock-Based Compensation

McGraw-Hill sponsors the following stock plans in which certain employees of McGraw-Hill Education participate. The expense associated with these McGraw-Hill Education employees has been historically included in the McGraw-Hill Education segment of McGraw-Hill. Expense associated with the allocation of stock compensation expense for McGraw-Hill corporate employees is included as a component of Parent company equity. Stock-based incentive awards are issued to our eligible employees under two employee stock ownership plans (the 1993 and 2002 Employee Stock Incentive Plans (the “2002 Plan”)).

•

1993 Employee Stock Incentive Plan – This plan provided for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, or other stock-based awards. No further awards may be granted under this plan; although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under this plan in accordance with their terms.

•	2002 Employee Stock Incentive Plan – The 2002 Plan permits the granting of nonqualified stock options, stock appreciation rights, performance stock, restricted stock and other stock-based awards.

Stock-based compensation expense and the corresponding tax benefit are as follows:

(in millions)	Years ended December 31,
	2011	2010	2009
Stock option expense	$6	$5	$5
Restricted stock and unit awards expense	18	13	1

Total stock-based compensation expense	$24	$18	$6

Tax benefit	$9	$7	$2

During 2009, McGraw-Hill reduced the projected payout percentage of our outstanding restricted performance stock awards. Accordingly, we recorded an adjustment to reflect the current projected payout percentages for the awards.

Stock Options

Stock options, which may not be granted at a price less than the fair market value of McGraw-Hill’s common stock on the date of grant, vest over a two-year service period in equal annual installments and have a maximum term of ten years. Therefore, stock option compensation costs are recognized from the date of grant, utilizing a two-year graded vesting method. Under this method, 50% of the costs are ratably recognized over the first twelve months with the remaining costs ratably recognized over a twenty-four-month period starting from the date of grant.

We use a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted:

	Years ended December 31,
	2011	2010	2009
Risk-free average interest rate	0.2-3.5%	0.3-4.2%	0.4-4.1%
Dividend yield	2.8-3.0%	2.9-3.0%	3.3-3.7%
Volatility	21-51%	34-59%	33-75%
Expected life (years)	6.1-6.1	6.1-6.3	5.6-6.0
Weighted-average grant-date fair value per option	$10.62	$10.05	$5.75

Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of McGraw-Hill’s stock price. The risk-free interest rate is the imputed forward rate based on the United States Treasury yield at the date of grant. We use the historical volatility of McGraw-Hill’s stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.

Stock option activity is as follows:

(in thousands, except per award amounts)	Shares	Weighted- average exercise price	Weighted- average remaining years of contractual term	Aggregate intrinsic value (in millions)
Options outstanding at December 31, 2010	7,017	$39.58
Granted	432	39.25
Exercised	(1,021)	31.70
Cancelled, forfeited and expired	(372)	44.77

Options outstanding at December 31, 2011	6,056	$40.60	4.4	$40

Options exercisable at December 31, 2011	5,388	$40.93	3.8	$35

	Shares	Weighted- average grant-date fair value
Nonvested options outstanding at December 31, 2010	858	$8.61
Granted	432	10.62
Vested	(564)	7.90
Forfeited	(58)	10.15

Nonvested options outstanding at December 31, 2011	668	$10.41

(in millions)
Total unrecognized compensation expense related to nonvested options	$2
Weighted-average years to be recognized over	1.1

The total fair value of our stock options that vested during 2011, 2010 and 2009 was $4 million, $5 million and $6 million, respectively.

We receive a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the quoted market value of the stock at the time of the exercise of the options over the exercise price of the options.

Information regarding our stock option exercises is as follows:

(in millions)	Years ended December 31,
	2011	2010	2009
Net cash proceeds from the exercise of stock options	$32	$11	$7
Total intrinsic value of stock option exercises	10	3	1
Income tax benefit realized from stock option exercises	4	1	—

Restricted Stock and Unit Awards

Restricted stock and unit awards (performance and non-performance) have been granted under the 2002 Plan. Restricted stock and unit performance awards will vest only if we achieve certain financial goals over the performance period. Restricted stock non-performance awards have various vesting periods (generally three years), with vesting beginning on the first anniversary of the awards. Recipients of restricted stock and unit awards are not required to provide consideration to us other than rendering service.

The stock-based compensation expense for restricted stock and unit awards is determined based on the market price of McGraw-Hill’s stock at the grant date of the award applied to the total number of awards that are anticipated to fully vest. For restricted stock and unit performance awards, adjustments are made to expense dependent upon financial goals achieved.

Restricted stock and unit activity for performance and non-performance awards is as follows:

(in thousands, except per award amounts)	Shares	Weighted- average grant- date fair value
Nonvested shares at December 31, 2010	743	$29.20
Granted	313	39.28
Vested	(7)	29.64
Forfeited	(63)	33.33

Nonvested shares at December 31, 2011	986	$32.16

(in millions)
Total unrecognized compensation expense related to nonvested options	$16
Weighted-average years to be recognized over	1.6

(in millions)	Years ended December 31,
	2011	2010	2009
Weighted-average grant date fair value per award	$39.28	$35.48	$23.20
Total fair value of restricted stock and unit awards vested	—	—	19
Tax benefit relating to restricted stock activity	7	5	—

8. Restructuring

In order to contain costs and mitigate the impact of current and expected future economic conditions, as well as continuing process improvements, we have initiated various restructuring plans over the last several years. The plans that are currently active with a remaining liability are further described below. The charges for each restructuring plan are classified as operating and administration expenses within the combined statements of income.

In certain circumstances, reserves are no longer needed because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company and did not receive severance or were reassigned due to circumstances not foreseen when the original plans were initiated. In these cases, we reverse reserves through the combined statements of income when it is determined they are no longer needed.

During the fourth quarter of 2011, McGraw-Hill initiated a restructuring plan to create a flatter and more agile organization as part of McGraw-Hill’s Growth & Value Plan. We recorded a pre-tax restructuring charge of $41 million, consisting primarily of facility exit costs and employee severance costs related to a workforce reduction for McGraw-Hill Education specific employees of approximately 540 positions and $7 million of restructuring charges allocated from McGraw-Hill. During the fourth quarter of 2011, we have reduced the reserve by $3 million, primarily relating to cash payments for employee severance costs at HPI and SEG. The remaining reserve at December 31, 2011 is $31 million, related only to the McGraw-Hill Education specific employees, and is included in other current liabilities in the combined balance sheet.

We have also had restructuring actions in prior periods that were announced as part of a broader restructuring program undertaken by McGraw-Hill. Reserves remain specifically for facility costs at our School Education Group segment for 2006 and 2008 restructuring initiatives, where we initially recorded pre-tax restructuring charges of $16 million and $25 million, respectively. As of December 31, 2011, the remaining reserves for our 2006 and 2008 restructuring initiatives are less than $4 million and $1 million, respectively.

9. Segment and Geographic Information

The Company’s segments are reported on the same basis used internally for performance evaluation and allocating resources. Our business is organized into two reportable segments, the Higher Education, Professional and International Group (“HPI”), serving the college and university, professional, international and adult education markets, and School Education Group (“SEG”), serving the elementary and high school markets.

Our chief executive officer is our chief operating decision-maker and evaluates performance of our segments and allocates resources based primarily on operating profit. Segment operating profit does not include general corporate expenses which are centrally managed costs. We use the same accounting policies for our segments as those described in Note 1 – Separation from The McGraw-Hill Companies, Basis of Presentation and Significant Accounting Policies.

Segment information for the years ended December 31, is as follows:

(in millions)	Revenue			Operating Profit
	2011	2010	2009	2011	2010	2009
HPI	$1,344	$1,324	$1,275	$312	$322	$311
SEG	946	1,112	1,114	6	45	(49)

Total operating segments	2,290	2,436	2,389	318	367	262

Corporate	2	(3)	(2)	(58)	(49)	(35)

Total	$2,292	$2,433	$2,387	$260	$318	$227

(in millions)	Depreciation & Amortization			Capital Expenditures [1]
	2011	2010	2009	2011	2010	2009
HPI	$100	$100	$101	$83	$84	$87
SEG	160	199	233	90	82	104

Total operating segments	260	299	334	173	166	191

Corporate	5	15	17	3	3	2

Total	$265	$314	$351	$176	$169	$193

[1]	Includes investment in prepublication costs.

Segment information as of December 31 is as follows:

(in millions)	Total Assets
	2011	2010
HPI	$1,061	$1,052
SEG	1,133	1,165

Total operating segments	2,194	2,217

Corporate	248	249

Total	$2,442	$2,466

We have operations with foreign revenue and long-lived assets in approximately 65 countries. We do not have operations in any foreign country that represent more than 5% of our combined revenue. Transfers between geographic areas are recorded at agreed upon prices and intracompany revenue and profit are eliminated. No single customer accounted for more than 10% of our combined revenue.

The following is a schedule of revenue and long-lived assets by geographic region:

(in millions)	Revenue			Long-lived Assets
	Years ended December 31,			December 31,
	2011	2010	2009	2011	2010
United States	$1,875	$2,018	$1,975	$1,460	$1,531
European region	150	148	145	19	20
Asia	134	143	139	13	15
Rest of the world	133	124	128	37	40

Total	$2,292	$2,433	$2,387	$1,529	$1,606

See Note 2 – Acquisitions and Divestitures, and Note 8 – Restructuring, for actions that affected the segment operating results.

10. Commitments and Contingencies

Rental Expense and Lease Obligations

We are committed under lease arrangements covering property, computer systems and office equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their economic lives or their lease term. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services and the associated fees are recognized on a straight-line basis over the minimum lease period.

Rental expense for property and equipment under all operating lease agreements for 2011, 2010 and 2009 was $60 million, $62 million and $75 million, respectively.

Cash amounts for future minimum rental commitments under existing non-cancelable leases with a remaining term of more than one year are shown in the following table.

(in millions)	Rent commitment
2012	$25
2013	20
2014	16
2015	8
2016	7
2017 and beyond	42

Total	$118

Legal Matters

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s combined financial condition.

11. Related Party Transactions and Parent Investment

Related Party Transactions

Non-wholly owned combined subsidiaries of the Company have transactions in the normal course of business with the Company. Purchases for consulting services from our non-wholly owned combined subsidiaries, specifically Tata McGraw-Hill Education, were $23 million for the year ended December 31, 2011 and $17 million for each of the years ended December 31, 2010 and 2009. The amounts payable for these services as of the years ended December 31, 2011 and 2010 were not material. Management believes the costs of such purchases and the prices for such sales were competitive with purchases from other suppliers and sales to other customers.

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of McGraw-Hill.

Parent Company Service Charges and Corporate Allocations

Historically, McGraw-Hill has provided services to and funded certain expenses for McGraw-Hill Education. These services and expenses include: (1) global technology operations and infrastructure; (2) global real estate and occupancy; (3) employee benefits; and (4) shared services such as tax, legal, treasury, and finance. The combined financial statements of the Company reflect these expenses. During the years ended December 31, 2011, 2010 and 2009, $389 million, $363 million and $350 million, respectively, of expenses for services received from McGraw-Hill or funding for expenses provided by McGraw-Hill were included in the combined statements of income.

The combined statements of income also include general corporate expense allocations, which include costs incurred by McGraw-Hill for the executive department and headquarters. During the years ended December 31, 2011, 2010 and 2009, we were also allocated $66 million, $55 million and $43 million, respectively, in respect of these corporate expenses which are included within operating and administrative expenses in the combined statements of income. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of square feet occupied for occupancy costs, sales, operating profit, headcount or other relevant measures of the Company and McGraw-Hill.

The service charges and corporate expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Parent Company Investment

Net transfers to Parent are included within Parent company investment on the combined statements of parent company equity and comprehensive loss. The components of the net transfers to Parent as of December 31, 2011, 2010 and 2009 are as follows:

(in millions)	Years ended December 31,
	2011	2010	2009
Intercompany dividends	$(17)	$(64)	$(2)
Cash pooling and general financing activities	(670)	(813)	(823)
Services received or funding for expenses	389	363	350
Corporate allocations, including income tax provision [1]	116	64	89
Cash transfers for acquisition & dispositions	7	24	—

Net decrease in Parent company investment	$(175)	$(426)	$(386)

[1]

Corporate allocations includes the general corporate expense allocations of $66 million, $55 million and $43 million for the years ended December 31, 2011, 2010 and 2009, respectively, the impact of the income tax provision, and the attribution of certain assets and liabilities that have historically been held at the McGraw-Hill corporate level, but which are specifically identifiable or otherwise allocable to us. The attributed assets and liabilities are included in the Company’s combined balance sheets.

McGraw-Hill uses a centralized approach to cash management and financing of its operations. The majority of the Company’s cash is transferred to McGraw-Hill daily and McGraw-Hill funds the Company’s operating and investing activities as needed. Cash transfers to and from McGraw-Hill’s cash management accounts are reflected in “Parent company investment.”

Cash and cash equivalents in the presented combined balance sheets primarily represent cash held locally by entities included in the Company’s combined financial statements. Transfers of cash to and from McGraw-Hill’s cash management system are reflected as a component of Parent company investment on the combined balance sheets. All significant intercompany transactions between McGraw-Hill Education and McGraw-Hill have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as Parent company investment.

Combined Statements of Loss

(Unaudited)

(in millions)	Six Months Ended June 30,
	2012	2011
Revenue	$770	$839
Cost of goods sold	221	229

Gross profit	549	610
Operating expenses:
Operating & administration expenses	584	642
Depreciation	21	22
Amortization of intangibles	12	13

Total operating expenses	617	677

Operating loss	(68)	(67)
Interest income, net	(1)	(1)

Loss from operations before taxes on income	(67)	(66)
Provision for taxes on income	(23)	(22)

Net loss	(44)	(44)
Less: net income attributable to noncontrolling interests	—	—

Net loss attributable to McGraw-Hill Education	$(44)	$(44)

See accompanying Notes to the Unaudited Combined Financial Statements

Combined Statements of Comprehensive Loss

(Unaudited)

(in millions)	Six Months Ended June 30,
	2012	2011
Net loss	$(44)	$(44)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax	15	15
Unrealized loss on investments, net of tax benefit: 2012 – $1 million; 2011 – $4 million	(1)	(6)

Comprehensive loss	(30)	(35)
Less: comprehensive income attributable to NCI	—	1

Comprehensive loss attributable to McGraw-Hill Education	$(30)	$(36)

See accompanying Notes to the Unaudited Combined Financial Statements

Combined Balance Sheets

(in millions)	June 30, 2012	December 31, 2011	June 30, 2011
	(unaudited)		(unaudited)
ASSETS
Current assets:
Cash and equivalents	$99	$109	$92
Accounts receivable, net	321	343	302
Inventories, net	296	262	340
Deferred income taxes	163	163	161
Prepaid and other current assets	13	10	12

Total current assets	892	887	907

Prepublication costs, net	342	325	351
Property and equipment, net	149	126	160
Goodwill	873	880	882
Other intangible assets, net	169	181	194
Investments	14	16	14
Other non-current assets	33	27	37

Total assets	$2,472	$2,442	$2,545

LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable	$71	$124	$137
Accrued royalties	45	114	45
Accrued compensation and contributions to retirement plans	60	99	73
Unearned revenue	118	117	69
Related party debt	220	—	—
Other current liabilities	84	92	99

Total current liabilities	598	546	423

Deferred income taxes	187	187	192
Other non-current liabilities	74	82	80

Total liabilities	859	815	695

Commitments and contingencies (Note 10)
Parent company equity:
Parent company investment	1,636	1,659	1,866
Accumulated other comprehensive loss	(50)	(64)	(47)

Total Parent company equity	1,586	1,595	1,819

Total equity - noncontrolling interests	27	32	31

Total divisional equity	1,613	1,627	1,850

Total liabilities and divisional equity	$2,472	$2,442	$2,545

See accompanying Notes to the Unaudited Combined Financial Statements

Combined Statements of Cash Flows

(Unaudited)

(in millions)	Six Months Ended June 30,
	2012	2011
Operating Activities:
Net loss	$(44)	$(44)
Adjustments to reconcile net loss to cash used for operating activities:
Depreciation	21	22
Amortization of intangibles	12	13
Amortization of prepublication costs	63	76
Provision for losses on accounts receivable	(6)	—
Deferred income taxes	(3)	—
Stock-based compensation	10	11
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions:
Accounts receivable	28	(23)
Inventories	(34)	(63)
Prepaid and other current assets	(4)	(3)
Accounts payable and accrued expenses	(158)	(112)
Unearned revenue	2	(9)
Other current liabilities	(12)	8
Net change in prepaid/accrued income taxes	3	(5)
Net change in other assets and liabilities	(23)	(23)

Cash used for operating activities	(145)	(152)

Investing Activities:
Investment in prepublication costs	(79)	(60)
Capital expenditures	(6)	(9)
Acquisitions, net of cash acquired	—	(6)

Cash used for investing activities	(85)	(75)

Financing Activities:
Net transfers from Parent	225	210
Dividends paid to noncontrolling interests	(5)	(4)

Cash provided by financing activities	220	206

Effect of exchange rate changes on cash	—	4

Net change in cash and equivalents	(10)	(17)
Cash and equivalents at beginning of period	109	109

Cash and equivalents at end of period	$99	$92

See accompanying Notes to the Unaudited Combined Financial Statements

Notes to the Combined Financial Statements

(Unaudited)

1. Overview and Basis of Presentation

In September 2011, The McGraw-Hill Companies, Inc. (“McGraw-Hill” or the “Parent”) announced a plan to separate its education publishing businesses (“McGraw-Hill Education” or the “Company”) into a new entity “McGraw-Hill Education, Inc.,” which is separate from the remainder of its businesses (the “Separation”). The transaction is expected to be executed by means of a pro-rata distribution of McGraw-Hill Education Inc.’s stock to McGraw-Hill’s existing shareholders and is considered to be a non-taxable event for McGraw-Hill and its shareholders (together, the “Distribution”).

Unless the context otherwise indicates, references in these Notes to the Combined Financial Statements to “we,” “us,” “our” and “the Company” refer to McGraw-Hill Education. References in the Notes to the Combined Financial Statements to “McGraw-Hill” or “Parent” refer to The McGraw-Hill Companies, Inc., a New York corporation, and its consolidated subsidiaries (other than McGraw-Hill Education), unless the context otherwise requires.

These combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of McGraw-Hill. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Therefore, the financial statements included herein should be read in conjunction with the financial statements and notes included in this Information Statement for the three years ended December 31, 2011. The combined financial statements include certain assets and liabilities that have historically been held at the McGraw-Hill corporate level but are specifically identifiable or otherwise attributable to us.

In the opinion of management all normal recurring adjustments considered necessary for a fair statement of the results of the interim periods have been included. The operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the full year, partially due to the seasonal nature of some of our businesses. As a result, we have included the combined balance sheet as of June 30, 2011 for comparative purposes. Certain prior-year amounts have been reclassified to conform to the current presentation.

All intracompany transactions have been eliminated. All intercompany transactions between the Company and McGraw-Hill have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as “Parent company investment.”

Our combined financial statements include expense allocations for: (1) certain corporate functions historically provided by McGraw-Hill, including, but not limited to, finance, legal, tax, treasury, information technology, human resources, and certain other shared services; (2) employee benefits and incentives; (3) share-based compensation; and (4) occupancy. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of square feet occupied for occupancy costs, combined sales, operating income, headcount or other measures of the Company and McGraw-Hill. Both the Company and McGraw-Hill consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the Distribution, it will perform these functions using its own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by McGraw-Hill under a Transition Services Agreement, which are planned to extend for a period of 6 to 12 months in most circumstances. In addition to the transition services agreements, effective upon the Distribution, we intend for certain intercompany arrangements to be converted into third-party contracts.

Our critical accounting estimates are disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Information Statement. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, inventories, prepublication costs, accounting for the impairment of long-lived assets (including other intangible assets), goodwill and indefinite-lived intangible assets, retirement plans and postretirement healthcare and other benefits, stock-based compensation, income taxes and contingencies. Since the year ended December 31, 2011, there have been no material changes to our critical accounting policies and estimates.

2. Acquisitions and Divestitures

Acquisitions

We did not complete any acquisitions during the six months ended June 30, 2012.

During the six months ended June 30, 2011, we completed acquisitions aggregating $6 million. None of our acquisitions were material either individually or in the aggregate, including the pro forma impact on earnings. All acquisitions were funded with cash flows from operations. Acquisitions and investment activities completed during the six months ended June 30, 2011 included:

•

In March, we acquired the assets of Bookette Software Company (“Bookette”). Bookette engages in the development of software and algorithms that are used to score and report educational tests for schools, districts, and states and other various educational systems and entities worldwide and will strengthen our assessment business.

•	In March, we acquired a minority interest in Inkling, Inc. (“Inkling”). Inkling engages in the development and distribution of an interactive learning application used on tablets.

Divestitures

We did not complete any divestitures during the six months ended June 30, 2012 and 2011.

3. Supplementary Balance Sheet Data

(in millions)	June 30, 2012	December 31, 2011	June 30, 2011
Accounts receivable - allowance for doubtful accounts	$21	$28	$38
Accounts receivable - allowance for sales returns	118	185	145
Prepublication costs - accumulated amortization	1,120	1,066	955
Property and equipment - accumulated depreciation	314	274	305

4. Fair Value Measurements

In accordance with authoritative guidance for fair value measurements, certain assets and liabilities are required to be recorded at fair value and classified within a fair value hierarchy based on inputs used when measuring fair value. We have investments in equity securities classified as available-for-sale that are adjusted to fair value on a recurring basis. The fair values of our investments in available-for-sale securities were determined using quoted market prices from daily exchange traded markets and are classified within Level 1 of the valuation hierarchy. The fair values of our available-for-sale securities are $11 million, $14 million and $12 million as of June 30, 2012, December 31, 2011 and June 30, 2011, respectively, and are included in other non-current assets in the combined balance sheets.

Other financial instruments, including cash and equivalents and short-term investments, are recorded at cost, which approximates fair value because of the short-term maturity and highly liquid nature of these instruments.

5. Taxes on Income

For the six months ended June 30, 2012 and 2011, the effective tax rate was 34.4% and 33.5%, respectively.

At the end of each interim period, we estimate the annual effective tax rate and apply that rate to our ordinary quarterly earnings. The tax expense or benefit related to significant, unusual or extraordinary items that will be separately reported or reported net of their related tax effect, and are individually computed, are recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates or tax status is recognized in the interim period in which the change occurs.

As of June 30, 2012, December 31, 2011, and June 30, 2011, the total amount of federal, state and local, and foreign unrecognized tax benefits was $31 million, $28 million, and $28 million respectively, exclusive of interest and penalties. We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of June 30, 2012, December 31, 2011, and June 30, 2011, we had $6 million, in each period, of accrued interest and penalties associated with uncertain tax positions.

6. Employee Benefits

These combined financial statements reflect the pension and post-retirement plans of McGraw-Hill Education on a multi-employer basis in accordance with the accounting guidance for multi-employer pension plans. There is no balance sheet impact from the plans as they are accounted for under a multi-employer plan.

Pension Plans

McGraw-Hill allocated costs associated with the pension plans in the United States and United Kingdom to McGraw-Hill Education based upon their payroll as a segment of McGraw-Hill. The amount of expense allocated to McGraw-Hill Education from McGraw-Hill for McGraw-Hill Education employees participating in these pension plans was $4 million and $10 million for the six months ended June 30, 2012 and 2011, respectively. McGraw-Hill Education also has specifically identified the pension expense attributable to McGraw-Hill Education participants for the pension plans in Mexico. These plans are not material to the Company.

Other Post-Retirement Plans

McGraw-Hill allocated costs associated with the medical and life plans to McGraw-Hill Education based upon a ratio of participant headcount. The amount of expense allocated to McGraw-Hill Education from McGraw-Hill for McGraw-Hill Education employees participating in the United States medical and life plans was $19 million and $20 million for the six months ended June 30, 2012 and 2011, respectively. McGraw-Hill Education has specifically identified the other post-retirement benefit expense attributable to McGraw-Hill Education participants for the specific plans in Canada. These plans are not material to the Company.

7. Stock-Based Compensation

McGraw-Hill sponsors the following stock plans in which certain employees of McGraw-Hill Education participate. The expense associated with these McGraw-Hill Education employees has been historically included in the McGraw-Hill Education segment of McGraw-Hill. Expense associated with the allocation of stock compensation expense for McGraw-Hill corporate employees is included as a component of Parent company equity. Stock-based incentive awards are issued to our eligible employees under two employee stock ownership plans (the 1993 and 2002 Employee Stock Incentive Plans (the “2002 Plan”)).

No further awards may be granted under the 1993 Plan, although awards granted under this plan remain outstanding in accordance with their terms. The 2002 Employee Stock Incentive Plan permits the granting of nonqualified stock options, stock appreciation rights, performance stock, restricted stock and other stock-based awards.

Stock-based compensation for the six months ended June 30 is as follows:

(in millions)	2012	2011
Stock option expense	$2	$3
Restricted stock and unit awards expense	8	8

Total stock-based compensation expense	$10	$11

As of June 30, 2012, December 31, 2011 and June 30, 2011, we issued 1.3 million, 1.0 million and 0.6 million common shares, respectively, upon exercise of certain stock options outstanding.

Historically, McGraw-Hill has granted equity awards to their employees at the beginning of the second quarter, however, given the timing of McGraw-Hill’s Growth and Value Plan initiatives, McGraw-Hill has decided to defer granting these awards until the third quarter of 2012. The vesting period of these awards will be reduced to have a similar vesting date as if the awards were granted at the beginning of the second quarter.

8. Restructuring

In order to contain costs and mitigate the impact of current and expected future economic conditions, as well as a continued focus on process improvements, we have initiated various restructuring plans over the last several years. The plans that are currently active with a remaining liability are further described below. The charges for each restructuring plan are classified as operating and administration expenses within the combined statements of loss.

During the fourth quarter of 2011, McGraw-Hill initiated a restructuring plan to create a flatter and more agile organization as part of McGraw-Hill’s Growth and Value Plan. We recorded a pre-tax restructuring charge of $41 million, consisting primarily of facility exit costs and employee severance costs related to a workforce reduction for McGraw-Hill Education specific employees of approximately 540 positions and $7 million of restructuring charges allocated from McGraw-Hill. In the second quarter of 2012, an additional $2 million of pre-tax restructuring charges were allocated from McGraw-Hill primarily for severance costs as part of the Growth and Value Plan. For the six months ended June 30, 2012, we have reduced the reserve by $20 million, primarily relating to cash payments for employee severance costs at HPI and SEG. The remaining reserve as of June 30, 2012 is $12 million, primarily related to the McGraw-Hill Education specific employees, and is included in other current liabilities in the combined balance sheet.

As of June 30, 2012, our 2006 restructuring initiative still has a remaining reserve relating to facilities costs of $3 million.

9. Segment and Related Information

The Company’s segments are reported on the same basis used internally for performance evaluation and allocating resources. Our business is organized into two reportable segments, the Higher Education, Professional and International Group (“HPI”), serving the college and university, professional, international and adult education markets, and School Education Group (“SEG”), serving the elementary and high school markets.

Our chief executive officer is our chief operating decision-maker and evaluates performance of our segments and allocates resources based primarily on operating profit. Segment operating profit does not include general corporate expenses which are centrally managed costs. A summary of operating results by segment for the six months ended June 30 is as follows:

(in millions)	Revenue		Operating Profit/ (Loss)
	2012	2011	2012	2011
HPI	$441	$441	$20	$(1)
SEG	332	399	(39)	(43)

Total operating segments	773	840	(19)	(44)

Corporate	(3)	(1)	(49)	(23)

Total	$770	$839	$(68)	$(67)

10. Commitments and Contingencies

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s combined financial condition.

11. Related Party Transactions and Parent Investment

Related Party Transactions

Non-wholly owned combined subsidiaries of the Company have transactions in the normal course of business with the Company. Purchases for consulting services from our non-wholly owned combined subsidiaries, specifically Tata McGraw-Hill Education, were $13 million and $11 million for the six months ended June 30, 2012 and 2011, respectively. The amounts payable for these services as of June 30, 2012 and 2011 were not material. Management believes the costs of such purchases and the prices for such sales were competitive with purchases from other suppliers and sales to other customers.

On April 1, 2012, the Company issued an intercompany note to McGraw-Hill in the amount of £140.4 million, due on April 1, 2013, as part of the legal and tax restructuring in connection with the Separation, which is recorded as related party debt in the combined balance sheet. The outstanding principal of the note bears interest at an annual rate of LIBOR + 0.30%.

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of McGraw-Hill.

Parent Company Investment

Parent Company Service Charges

Historically, McGraw-Hill has provided services to and funded certain expenses for McGraw-Hill Education. These services and expenses include: (1) global technology operations and infrastructure; (2) global real estate and occupancy; (3) employee benefits; and (4) shared services such as tax, legal, treasury, and finance. The combined financial statements of the Company reflect these expenses. During the six months ended June 30, 2012 and 2011, $187 million and $197 million, respectively, of expenses for services received from McGraw-Hill or funding for expenses provided by McGraw-Hill were included in the combined statements of loss.

Corporate Allocations

The combined statements of loss also include general corporate expense allocations, which include costs incurred by McGraw-Hill for the executive department and headquarters. During the six months ended June 30, 2012 and 2011, we were also allocated $53 million and $27 million, respectively, in respect of these corporate expenses which are included within operating and administrative expenses in the combined statements of loss. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of square feet occupied for occupancy costs, sales, operating profit, headcount or other relevant measures of the Company and McGraw-Hill.

The service charges and corporate expense allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

12. Recently Adopted Accounting Standards

In September 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that simplified how an entity tests goodwill for impairment. The revised guidance provides an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment. Under the revised guidance, an entity is permitted to first assess qualitative factors to determine whether goodwill impairment exists prior to performing analyses comparing the fair value of a reporting unit to its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is required. Otherwise, no further testing is required. The guidance is effective beginning January 1, 2012; however, early adoption is permitted. We adopted the FASB’s guidance during the three months ended December 31, 2011. The adoption of the guidance did not have a significant impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance, which went into effect for us beginning January 1, 2012, did not have a significant impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance that modified how comprehensive income is presented in an entity’s financial statements. The guidance issued requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of equity. The revised financial statement presentation for comprehensive income was effective on January 1, 2012 and has been incorporated into this Information Statement.

McGraw-Hill Education, Inc.

Schedule II - Valuation and Qualifying Accounts

(in millions)

Additions/(deductions)	Balance at beginning of year	Net charges to income	Deductions and other [1]	Balance at end of year
Year ended December 31, 2011
Allowance for doubtful accounts	$40	$(5)	$(7)	$28
Allowance for returns	197	283	(295)	185

	$237	$278	$(302)	$213

Year ended December 31, 2010
Allowance for doubtful accounts	$36	$6	$(2)	$40
Allowance for returns	202	312	(317)	197

	$238	$318	$(319)	$237

Year ended December 31, 2009
Allowance for doubtful accounts	$34	$9	$(7)	$36
Allowance for returns	193	310	(301)	202

	$227	$319	$(308)	$238

[1]	Primarily relates to uncollectable accounts written off, net of recoveries and adjustments for foreign currency translation.